Edificio MAPFRE - Carretera de Pozuelo, 52 - 28220 Majadahonda **Madrid** España
**T** +34 915 81 11 00 - **F** +34 915 81 11 34

RECEIVED
2009 AUG -4 A 7:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MAPFRE

Madrid, 23 July 2009

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

09046680

SUPPL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

Reg. Merc. de Madrid, Tomo 307, Libro 0, Folio 94, Sección 8, Hoja M-6152 - CIF A-08/055741

# MAPFRE

**Mr. Esteban Tejera**
**General Manager and Member of the Board**

**Goldman Sachs European Financials Conference**
**Frankfurt, 3rd June 2009**



*Nº 2009 - 06*

- Building diversified profit drivers ...

- ... while carefully managing risks

# An increasingly diversified range of drivers underpins MAPFRE's profit growth

MAPFRE

## Top 3 contributors to MAPFRE's results growth(1)


2002
2004
2006
2008
49.5
32.5
7.1
100.9
33.0
25.3
113.5
52.5
20.4
75.8
39.4
13.1
Familiar
America
Commer-cial
Familiar
America
Commer-cial
Familiar
RE
Life
Int'l
America
RE

Million Euros

1) Variation in results before taxes and minorities (excluding extraordinary items) versus previous financial year

# Contribution from the international business has grown by more than 50%

MAPFRE

## Contribution to gross premiums (%)(1)



1.53x
30.4
30.5
37.8
45.0
46.6
2002
2004
2006
2008
3M09


## Contribution to results (%)(2)



1.56x
19.0
17.4
22.3
32.4
29.6
2002
2004
2006
2008
3M09


1) Aggregate figures
2) Before taxes and minority interests

# MAPFRE's diversification drive is long-standing...

MAPFRE

## Not a newcomer: our international expansion spans over 30 years

| 1980s | 1990s | 2000s |
|---|---|---|
| **MAPFRE RE: expansion milestones** | | |
| ← ▪ Expansion in Europe & Latin America → | | ▪ Branch in the USA |
| **MAPFRE ASISTENCIA: expansion milestones** | | |
| ▪ First foreign acquisition (Venezuela) | ← ▪ Expansion to 43 new countries → | |
| **MAPFRE AMERICA: expansion milestones** | | |
| ▪ Argentina<br>▪ Colombia<br>▪ Puerto Rico | ▪ Brazil<br>▪ Mexico<br>▪ Venezuela | ▪ JV with NOSSA CAIXA (Brazil) |
| **MAPFRE INTERNACIONAL: expansion milestones** | | |
| | | ▪ Turkey<br>▪ USA |

MAPFRE

# ... and benefits from tried and tested success factors


Focus on technical results
Management control, monthly reporting
Strong internal audit
Market insight from MAPFRE RE
Standardised, In-house "A-Z" IT platform
Dedicated resources at Head Office

MAPFRE

# MAPFRE AMERICA – management priorities

## 1. Focus on personal lines

- Complement the network reach through further distribution agreements: banks, car dealers, shopassurance
- Accelerate growth in Health and Burial

## 2. Increasing return on capital

- Continue improving profitability through cost control and economies of scale
- Trim underperforming insurance portfolios
- Enhance transfer of technology and best practices throughout the region

# MAPFRE INTERNACIONAL – management priorities

MAPFRE

- Support local management to ensure close alignment of operations and systems
- Facilitate knowledge transfer between group entities
- Integrate MAPFRE GLOBAL RISKS within MAPFRE INTERNACIONAL
- Promote sustained revenue and results growth via business plans designed together with local management
- Smoothly execute the integration plans for COMMERCE and MAPFRE GENEL SIGORTA set out at the end of 2008

# Swift brand alignment



WWW.COMMERCEINSURANCE.COM
Commerce INSURANCE
MAPFRE
HOME
CLAIMS SERVICE
PRODUCTS
NEWS
ABOUT US
Commerce INSURANCE
Need assistance?
Visit our Customer Service Center
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WWW.MAPFREGENELSIGORTA.COM
MAPFRE | GENEL SiGORTA
Anket | Yayınlarımız | Başvurular | Bilgi | İletişim
Hakkımızda | Ürünlerimiz | Hizmetlerimiz
Anlaşmalı Servis Listesi | Poliçe ve Hasar Görüntüleme

- Building diversified profit drivers ...

- ... while carefully managing risks

# Risk management - Group priorities

MAPFRE

- Risk management is a top priority for the Board
- Growing resources devoted to risk management
- Asset allocation: close scrutiny of returns relative to capital consumption
- Alignment of the investment strategies of recently acquired companies
- Strengthening of the capital base and debt reduction

... while carefully managing risks

# Investment strategy: de-risking the portfolio

MAPFRE

**Equities (%)(1)**



1.7
3.4
4.1
-1.8pp
2.3
2000
2006
2007
2008


**Real estate (%)(1)**



9.5
6.0
6.0
5.9
2000
2006
2007
2008


1) Weight in the total investment portfolio

... while carefully managing risks

# Even after recent acquisitions, MAPFRE's leverage is in line with its peers, on a decreasing path...

MAPFRE

## Tangible leverage(1) as at 31.12.08



Proforma as at 30.4.09
Average excluding MAPFRE: 39.5%
36.8%
33.7%
European insurers(2)
MAPFRE


**Source: equity research reports**

1) Tangible leverage = Financial debt/ Total tangible capital; Total tangible capital = Financial debt + tangible book value + minorities
2) Includes Aegon, Allianz, Aviva, AXA, Friends Provident, Generali, Hannover Re, ING, Legal & General, Munich Re, Old Mutual, Prudential, Royal & Sun Alliance, Sampo, Standard Life, Storebrand, Swiss Life, Swiss Re, Topdanmark, Trygvesta, Vienna Insurance and Zurich Financial Services

**... while carefully managing risks**

# ... and strongly supported by its earnings stream

MAPFRE



Interest coverage(1) as at year-end 2008 (x)
10.8x
Average excluding MAPFRE: 7.5x
European insurers(2)
MAPFRE
Source: equity research reports


1) Interest coverage = (Pre-tax earnings + interest payments) / Interest payments
2) Includes Aegon, Allianz, Aviva, AXA, Friends Provident, Generali, Hannover Re, ING, Legal & General, Munich Re, Old Mutual, Prudential, Royal & Sun Alliance, Sampo, Standard Life, Storebrand, Swiss Life, Swiss Re, Topdanmark, Trygvesta, Vienna Insurance and Zurich Financial Services

# MAPFRE delivers and continues reducing significantly its leverage

MAPFRE

## Debt as at 30.4.09

| | 30.6.08 | 31.12.08 | 30.4.09 | Change since Dec-08 |
|---|---|---|---|---|
| Bridge loan -12/2009 | 1,000.0 | 1,002.0 | 450.0 | -552.0 |
| Senior debt MAPFRE S.A. - 07/2011 | 295.8 | 286.8 | 290.5 | 3.7 |
| Senior debt COMMERCE - 12/2013 | 189.6 | 176.4 | 172.4 | -4.0 |
| Syndicated credit facility - 06/2014 | 500.0 | 200.0 | 500.0 | 300.0 |
| Subordinated debt - 07/2017 | 746.6 | 713.4 | 619.7 | -93.7 (1) |
| Bilateral loans | --- | --- | 168.0 | 168.0 |
| Operating debt from subsidiaries | 685.0 | 665.9 | 588.2 | -77.7 |
| TOTAL FINANCIAL & SUBORDINATED DEBT | 3,417.0 | 3,044.5 | 2,788.8 | -255.7 |
| | -628.2 | | | |
| EQUITY/DEBT | 1.63x | 1.88x | 2.15x (2) | |

Million Euros

1) Includes both the partial buyback (€98.6 million) and the accrued interests (€4.9 million)
2) Ratio based on the equity as at 31.3.09, adjusted by the capital increase carried out for the Scrip Dividend plan

# Thank you !

**Goldman Sachs European Financials Conference**

# Disclaimer

MAPFRE

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic environment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life assurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE S.A. does not undertake to update or revise periodically the content of this document.

MAPFRE



# MAPFRE'S REVENUES EXCEEDED €10.000 MILLION IN THE FIRST HALF (A 12.9% INCREASE OVER 2008)

## NET ATTRIBUTABLE RESULT WAS €530.6 MILLION

- **The diversification of the Group's businesses and its prudent and professional management allowed it to slightly increase (0.2%) the net attributable result versus the first half 2008, while the recurrent result grew 5.5% to €492.9 million.**

- **The international business contributed 47% of premiums and over 31% of results, and it is the Group's main growth driver.**

- **The Group has reinforced its solvency and financial strength, increasing its equity by 12.4% to €5,508.3 million in the first half and reducing its debt by €765 million over the last twelve months.**

MAPFRE has published today its results for the first half of 2009, in which it has obtained a net attributable result of €530.6 million, a 0.2% increase over the same period last year. Its recurrent result (€492.9 million) increased by 5.5%.

Revenues exceeded €10,040 million, a 12.9% rise, and premiums increased by 13.3%, reaching €8,313 million. The international business remains the Group's growth engine, contributing already 47% of premiums and over 31% of results. In the domestic business, which recorded a significant improvement in Life assurance, the decline was less pronounced than in the previous quarter.

In this first half, MAPFRE has increased its equity by 12.4%, to €5,508.3 million, and has reduced its debt by €392.5 million. Over the last twelve months, its debt has fallen by €765 million.

MAPFRE

**Business performance in Spain:**

In the Spanish market, MAPFRE recorded premiums of €4,630 million, a 1.3% decline.

- Premiums at MAPFRE FAMILIAR reached €2,435.4 million, a 3.3% decrease over the first half 2008. It is worth mentioning the good performance of the Homeowner and Health insurance lines, where premiums grew by 5% and 9.5%, respectively.

- The Life and Savings business performed well in the first half of the year, increasing its premiums by 6%, to €1,324 million, a result that underscores the good development of sales through MAPFRE network. The funds managed by the Group in Life and Savings products reached €21,510 million.

- Premiums at MAPFRE EMPRESAS have declined 5.9%, to €870.8 million, partly due to the significant contraction in sales in the Industrial Risks segment in Spain. The Global Risks business reached €452.9 million, a 2.5% increase.

**Business performance abroad:**

The international business continues showing its strength and increasing its contribution to the Group. Its premiums amounted to €4,118 million, with a significant growth of 35.2%.

- Premiums at MAPFRE AMÉRICA exceeded €2,028 million, a 20.3% increase, thanks to the excellent business performance in Brazil, Colombia and Venezuela, especially in the Motor, Health and Life Assurance lines.

- Premiums at the International Operating Unit amounted to €881.7 million and reflect mainly the effect of the consolidation of COMMERCE and the favourable business performance of this subsidiary in the first half.

- In a difficult environment, MAPFRE RE's growth remains outstanding, increasing its premiums by 18.4% to over €1,018 million.

- MAPFRE ASISTENCIA's revenues (premiums and revenues from the sale of services) reached almost €256 million, a 10.4% increase.

Madrid, 23rd July 2009.

For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone 91 581 87 14 or 91 581 46 53, fax 91 581 83 82, e-mail: susanadiaz@mapfre.com; joaquinhernandez@mapfre.com

MAPFRE

## MAIN CONSOLIDATED FIGURES

| Results | Million € | | % Var. |
|---|---|---|---|
| | 6M 2009 | 6M 2008 | 09 / 08 |
| **GROSS WRITTEN AND ACCEPTED PREMIUMS** | 8,313.1 | 7,337.4 | 13.3% |
| Non-life | 6,449.1 | 5,693.6 | 13.3% |
| Life | 1,864.0 | 1,643.8 | 13.4% |
| **TOTAL CONSOLIDATED REVENUES** | 10,042.8 | 8,895.7 | 12.9% |
| **RESULTS BEFORE TAX AND MINORITY INTERESTS** | 813.0 | 787.1 | 3.3% |
| **RESULTS AFTER TAX AND MINORITY INTERESTS** | 530.6 | 529.4 | 0.2% |
| **EARNINGS PER SHARE (euro cents)** | 18.9 | 19.6 | -3.5% |

| Balance Sheet | Million € | | % Var. |
|---|---|---|---|
| | 6M 2009 | 6M 2008 | 09 / 08 |
| **TOTAL ASSETS** | 42,590.2 | 41,211.3 | 3.3% |
| **MANAGED SAVINGS** (1) | 22,961.7 | 22,557.9 | 1.8% |
| **SHAREHOLDERS' EQUITY** | 5,508.3 | 4,818.7 | 14.3% |

(1) Includes: Life technical reserves, mutual and pension funds

## MAIN FIGURES BY UNITS

| Written and accepted premiums | Million € | | % Var. |
|---|---|---|---|
| | 6M 2009 | 6M 2008 | 09 / 08 |
| **MAPFRE FAMILIAR** | 2,435.4 | 2,518.1 | -3.3% |
| **MAPFRE VIDA** | 1,323.8 | 1,249.2 | 6.0% |
| **MAPFRE EMPRESAS** | 870.8 | 925.1 | -5.9% |
| **TOTAL DOMESTIC BUSINESS** | 4,630.0 | 4,692.4 | -1.3% |
| **INT'L DIRECT INSURANCE DIVISION** | 2,910.0 | 2,015.3 | 44.4% |
| MAPFRE AMÉRICA | 2,028.3 | 1,686.6 | 20.3% |
| MAPFRE INTERNACIONAL (2) | 881.7 | 328.7 | 168.2% |
| **MAPFRE RE** | 1,018.5 | 860.5 | 18.4% |
| **MAPFRE ASISTENCIA** | 189.4 | 170.8 | 10.9% |
| **TOTAL INTERNATIONAL BUSINESS** | 4,118.0 | 3,046.6 | 35.2% |

(2) Includes: USA, Portugal, Turkey and Philippines

| Net Results | Million € | | % Var. |
|---|---|---|---|
| | 6M 2009 | 6M 2008 | 09 / 08 |
| **MAPFRE FAMILIAR** | 250.3 | 254.6 | -1.7% |
| **MAPFRE VIDA** | 67.7 | 89.0 | -23.9% |
| **MAPFRE EMPRESAS** | 51.3 | 68.1 | -24.7% |
| **TOTAL DOMESTIC BUSINESS** | 369.3 | 411.7 | -10.3% |
| **INT'L DIRECT INSURANCE DIVISION** | 119.0 | 79.2 | 50.3% |
| MAPFRE AMÉRICA | 64.4 | 51.5 | 25.0% |
| MAPFRE INTERNACIONAL (2) | 54.6 | 27.7 | 97.1% |
| **MAPFRE RE** | 61.1 | 54.6 | 11.9% |
| **MAPFRE ASISTENCIA** | 7.1 | 7.4 | -4.1% |
| **TOTAL INTERNATIONAL BUSINESS** | 187.2 | 141.2 | 32.6% |

(2) Includes: USA, Portugal, Turkey and Philippines

**INSURANCE**

**1st HALF-YEARLY FINANCIAL REPORT CORRESPONDING TO YEAR 2009**

**END OF REPORTING PERIOD** 30/06/2009

## I. ISSUER IDENTIFICATION INFORMATION

**Corporate name:** MAPFRE, S.A.

| **Legal address:** | **TAX ID** |
|---|---|
| Paseo de Recoletos, 25. 28004 MADRID | A-08055741 |

## II. COMPLEMENTARY INFORMATION TO PREVIOUSLY RELEASED REGULATORY FILINGS

**Explanation of the main changes with respect to previously filed information:**
**(only to be completed for those conditions stipulated in section B) of the instructions)**

## III. DECLARATION(S) OF PERSONS ASSUMING REPONSABLITY FOR THE INFORMATION

As far as we are aware, the summary financial annual accounts contained herein, which have been prepared in accordance with the applicable accounting standards, give a true and fair view of the equity, financial situation and results of the company, or those companies included in the consolidation taken as a whole, while the interim management report includes a true and fair analysis of the information required

**Observations with respect to previously filed information**

Possible commentaries with respect previous texts.

**Person(s) who assume(s) responsibility for this information**

In conformity with the powers delegated by the Board of Directors, the Secretary of the Board certifies that the half yearly financial information has been signed by the directors.

| Name/Company name | Position |
|---|---|
| José Manuel Martínez Martínez | Chairman |
| Alberto Manzano Martos | 1sr Vice Chairman |
| Francisco Ruiz Risueño | 2nd Vice Chairman |
| Ignacio Baeza Gómez | Member |
| Rafael Beca Borrego | Member |
| Miguel Blesa de la Parra | Member |
| Rafael Fontoira Suris | Member |
| Santiago Gayarre Bermejo | Member |
| Luis Hernando de Larramendi Martínez | Member |
| Sebastián Homet Duprá | Member |
| Antonio Huertas Mejías | Member |
| Luis Iturbe Sanz de Madrid | Member |
| Andrés Jiménez Herradón | Member |
| Manuel Lagares Calvo | Member |
| Rafael Márquez Osorio | Member |
| Francisca Martín Tabernero | Member |
| Antonio Miguel-Romero Olano | Member |
| Filomeno Mira Candel | Member |
| José Antonio Moral Santín | Member |
| Alfonso Rebuelta Badías | Member |
| Matías Salva Bennasar | Member |
| Esteban Tejera Montalvo | Member |
| Francisco Vallejo Vallejo | Member |
| José Manuel González Porro | Member - Secretary |

**Date of signing of this half-yearly information by the corresponding administrative body:** 23/07/2009

# IV. SELECTED FINANCIAL INFORMATION

## 1. INDIVIDUAL BALANCE SHEET (1/2)

***(Prepared in accordance with current national accounting criteria)***

**Thousands Euros**

| ASSETS | | CURRENT PERIOD 30/06/2009 | PRIOR PERIOD 31/12/2008 |
|---|---|---|---|
| 1. Cash and other equivalent liquid assets | 005 | 128,482 | 36,359 |
| 2. Financial assets held for negotiation | 010 | | |
| 3. Other financial assets at reasonable value, with changes in profit and loss account | 015 | | |
| 4. Financial assets available for sale | 020 | | |
| 5. Loans and amounts due | 025 | 140,505 | 130,449 |
| 6. Investments held to maturity | 030 | | |
| 7. Hedging derivatives | 035 | | |
| 8. Participation of Reinsurance in technical provisions | 041 | | |
| 9. Tangible assets and investments: | 045 | 972 | 876 |
| a) Tangible assets | 046 | 972 | 876 |
| b) Investments in property, plant and equipment | 047 | | |
| 10. Intangible assets | 050 | 1,394 | 784 |
| a) Goodwill | 051 | | |
| b) Acquistion costs of portfolios of policies | 053 | | |
| c) Other intangible assets | 052 | 1,394 | 784 |
| 11. Equity investments in group and associated companies | 055 | 8,606,586 | 8,509,564 |
| a) Associated companies | 056 | 253,448 | 253,448 |
| b) Multigroup companies | 057 | | |
| c) Group companies | 058 | 8,353,138 | 8,256,116 |
| 12. Tax assets | 060 | 16,481 | 13,138 |
| a) Current tax assets | 061 | 3,343 | |
| b) Deferred tax assets | 062 | 13,138 | 13,138 |
| 13. Other assets | 075 | 145,246 | 133,594 |
| 14. Assets held for sale | 080 | | |
| **TOTAL ASSETS** | 100 | 9,039,666 | 8,824,764 |

# IV. SELECTED FINANCIAL INFORMATION
## 1. INDIVIDUAL BALANCE SHEET (2/2)
*(Prepared in accordance with current national accounting criteria)*

Thousands Euros

| LIABILITIES AND EQUITY | | CURRENT PERIOD 30/06/2009 | PRIOR PERIOD 31/12/2008 |
|---|---|---|---|
| **TOTAL LIABILITIES** | 170 | 2,373,414 | 2,483,774 |
| 1. Financial liabilities held for negotiation | 110 | | |
| 2. Other financial liabilities at reasonable value, with changes in profit and loss account | 115 | | |
| 3. Debits | 120 | 2,256,222 | 2,303,191 |
| a) Subordinated liabilities | 121 | 628,311 | 713,437 |
| b) Bonds and other negotiable securities | 122 | 294,261 | 286,786 |
| c) Debits with credit institutions | 123 | 951,090 | 1,201,987 |
| d) Other debits | 124 | 382,560 | 100,981 |
| 4. Hedging derivatives | 130 | | |
| 5. Technical provisions | 131 | | |
| a) for unearned premiums | 132 | | |
| b) for risks in progress | 133 | | |
| c) for life assurance | 134 | | |
| d) for outstanding claims | 135 | | |
| e) for profit sharing and returned premiums | 136 | | |
| f) other technical provisions | 137 | | |
| 6. Non technical provisions | 140 | 114,973 | 65,391 |
| 7. Tax liabilities | 145 | 2,219 | 26 |
| a) Current tax liabilities | 146 | 2,219 | 26 |
| b) Deferred tax liabilities | 147 | | |
| 8. Other liabilities | 150 | | 115,166 |
| 9. Liabilities linked to assets held for sale | 165 | | |
| **TOTAL NET EQUITY** | 195 | 6,666,252 | 6,340,990 |
| **SHARE EQUITY** | 180 | 6,666,252 | 6,340,990 |
| 1. Share capital or mutual fund | 171 | 286,341 | 274,483 |
| a) Declared capital or mutual fund | 161 | 286,341 | 274,483 |
| b) less: capital not called-up | 162 | | |
| 2. Share premium reserve | 172 | 3,338,720 | 3,338,720 |
| 3. Reserves | 173 | 2,360,718 | 2,205,388 |
| 4. Less: treasury stock and participation in equity | 174 | | |
| 5. Prior years results | 178 | 302,814 | 131,437 |
| 6. Other contributions from partners and mutual members | 179 | | |
| 7. Profit / (loss) for the year | 175 | 377,659 | 578,342 |
| 8 Less: interim dividend | 176 | | (187,380) |
| 9. Other equity instruments | 177 | | |
| **VALUATION ADJUSTMENTS** | 188 | | |
| 1. Financial assets available for sale | 181 | | |
| 2. Hedging operations | 182 | | |
| 3. Translation differences | 184 | | |
| 4. Correction for shadow accounting | 185 | | |
| 5. Other adjustments | 187 | | |
| **Subsidies, donations and legacies received** | 193 | | |
| **TOTAL LIABILITIES AND EQUITY** | 200 | 9,039,666 | 8,824,764 |

# IV. SELECTED FINANCIAL INFORMATION
## 2. INDIVIDUAL PROFIT AND LOSS ACCOUNT
*(Prepared in accordance with current national accounting criteria)*

Thousands Euros

| | | CURRENT PERIOD 2nd HALF | PRIOR PERIOD 2nd HALF | ACCUMULATED CURRENT YEAR 30/06/2009 | ACCUMULATED PRIOR YEAR 30/06/2008 |
|---|---|---|---|---|---|
| (+) 1. Net written premiums | 201 | | | | |
| (+) 2. Income from tangible assets and investments | 202 | | | | |
| (+) 3. Other technical income | 203 | | | | |
| (-) 4. Net claims incurred | 204 | | | | |
| (+/-) 5. Net variation of other technical provisions | 205 | | | | |
| (+/-) 6. Profit sharing and returned premiums | 206 | | | | |
| (-) 7. Net operating expenses | 207 | | | | |
| (+/-) 8. Other technical expenses | 209 | | | | |
| (-) 9. Expenses from tangible assets and investments | 210 | | | | |
| **A) TECHNICAL RESULT FROM NON-LIFE OPERATIONS (1+ 2 + 3 + 4 + 5 + 6 + 7 + 8 + 9)** | 220 | | | | |
| (+) 10. Net written premiums | 221 | | | | |
| (+) 11. Income from tangible assets and investments | 222 | | | | |
| (+) 12. Income from investments on account of the life policyholders bearing the investment risk | 223 | | | | |
| (+) 13. Other technical income | 224 | | | | |
| (-) 14. Net claims incurred | 225 | | | | |
| (+/-) 15. Net variation of other technical provisions | 226 | | | | |
| (+/-) 16. Profit sharing and returned premiums | 227 | | | | |
| (-) 17. Net operating expenses | 228 | | | | |
| (+/-) 18. Other technical expenses | 229 | | | | |
| (-) 19. Expenses from tangible assets and investments | 230 | | | | |
| (-) 20. Expenses from investments on account of the life policyholders bearing the investment risk | 231 | | | | |
| **B) TECHNICAL RESULT FROM LIFE OPERATIONS (10 + 11 + 12 + 13 + 14 + 15 + 16 + 17 + 18 + 19 + 20)** | 240 | | | | |
| **C) TECHNICAL RESULT (A + B)** | 245 | | | | |
| (+) 21. Income from tangible assets and investments | 246 | | | | |
| (+) 22. Negative difference on business combinations | 250 | | | | |
| (-) 23. Expenses from tangible assets and investments | 247 | | | | |
| (+) 24. Other income | 248 | | | 456,992 | 420,248 |
| (-) 25. Other expenses | 249 | | | (77,140) | (194,950) |
| **E) RESULT BEFORE TAX (C + 21 + 22 + 23 + 24 + 25)** | 265 | | | 379,852 | 225,298 |
| (+/-) 26. Corporate Income Tax | 270 | | | (2,193) | 35,690 |
| **F) RESULT BEFORE TAX FROM ONGOING OPERATIONS (E + 26)** | 280 | | | 377,659 | 260,988 |
| **(+/-) 27. Result after tax from discontinued operations** | 285 | | | | |
| **G) RESULT OF THE YEAR (F + 27)** | 300 | | | 377,659 | 260,988 |

| EARNINGS PER SHARE | | Amount (X,XX euros) | Amount (X,XX euros) | Amount (X,XX euros) | Amount (X,XX euros) |
|---|---|---|---|---|---|
| Reported | 290 | | | 0.13 | 0.10 |
| Diluted | 295 | | | 0.13 | 0.10 |

# IV. SELECTED FINANCIAL INFORMATION

## 3. STATEMENT OF RECOGNISED INCOME AND EXPENSES

*(Prepared in accordance with current national accounting criteria)*

Thousands Euros

| | | CURRENT PERIOD 30/06/2009 | PRIOR PERIOD 30/06/2008 |
|---|---|---|---|
| **A) RESULT FOR THE PERIOD** | 305 | 377,659 | 260,988 |
| **B) OTHER RECOGNISED INCOME / (EXPENSES)** | 310 | 1,259 | |
| **1. Financial assets available for sale:** | 315 | | |
| a) Gains/(Losses) due to valuation | 316 | | |
| b) Amounts recognised in results | 317 | | |
| c) Other reclassifications | 318 | | |
| **2. Cash flow hedging:** | 320 | | |
| a) Gains/(Losses) due to valuation | 321 | | |
| b) Amounts recognised in results | 322 | | |
| c) Amounts recognised at historical value of paid up items | 323 | | |
| d) Other reclassifications | 324 | | |
| **3. Hedging of net investments in businesses abroad:** | 325 | | |
| a) Gains/(Losses) due to valuation | 326 | | |
| b) Amounts recognised in results | 327 | | |
| c) Other reclassifications | 328 | | |
| **4. Translation differences** | 330 | | |
| a) Gains/(Losses) due to valuation | 331 | | |
| b) Amounts recognised in results | 332 | | |
| c) Other reclassifications | 333 | | |
| **5. Correction of shadow accounting:** | 335 | | |
| a) Gains/(Losses) due to valuation | 336 | | |
| b) Amounts recognised in results | 337 | | |
| c) Other reclassifications | 338 | | |
| **6. Assets held for sale:** | 340 | | |
| a) Gains/(Losses) due to valuation | 341 | | |
| b) Amounts recognised in results | 342 | | |
| c) Other reclassifications | 343 | | |
| **7. Actuarial gains/(losses) due to personnel long term incentives** | 345 | 1,259 | |
| **8. Other recognised income and expenses** | 355 | | |
| **9. Corporate Income Tax** | 360 | | |
| **TOTAL RECOGNISED INCOME/(EXPENSES) (A+B)** | 400 | 378,918 | 260,988 |

# IV. SELECTED FINANCIAL INFORMATION
## 4. CHANGES IN INDIVIDUAL EQUITY (1/2)
***Prepared in accordance with current national accounting criteria***

Thousands Euros

| CURRENT PERIOD | | Equity | | | | | Adjustments for changes in value | Subsidies, donations and inheritances recieved | Total Equity |
|---|---|---|---|---|---|---|---|---|---|
| | | Capital or mutual fund | Share premium and other reserves(1) | Shares and participations in equity | Result for the period | Other equity instruments | | | |
| **Balance as at 01/01/2008** | **3010** | 274,483 | 5,488,165 | | 578,343 | | | | 6,340,991 |
| Adjustments for changes in accounting criteria | **3011** | | | | | | | | |
| Adjustments for errors | **3012** | | | | | | | | |
| **Adjusted opening balance** | **3015** | 274,483 | 5,488,165 | | 578,343 | | | | 6,340,991 |
| **I. Total recognised income / (expenses)** | **3020** | | 1,259 | | 377,659 | | | | 378,918 |
| **II. Operations with shareholders or owners** | **3025** | 11,858 | (65,515) | | | | | | (53,657) |
| 1. Increases (Reductions) in capital | **3026** | 11,858 | 154,070 | | | | | | 165,928 |
| 2. Conversion of financial liabilities to equity | **3027** | | | | | | | | |
| 3. Distribution of dividends | **3028** | | (219,585) | | | | | | (219,585) |
| 4. Operations involving treasury stock or particicpations in equity (net) | **3029** | | | | | | | | |
| 5. Increases / (Decreases) due to changes in business combinations | **3030** | | | | | | | | |
| 6. Other operatiosn with shareholders or owners | **3032** | | | | | | | | |
| **III. Other variations in equity** | **3035** | | 578,343 | | (578,343) | | | | 0 |
| 1. Payments using equity instruments | **3036** | | | | | | | | |
| 2. Transfers between equity classes | **3037** | | 578,343 | | (578,343) | | | | 0 |
| 3. Other variations | **3038** | | | | | | | | |
| **Balance as at 31/12/2008** | **3040** | 286,341 | 6,002,252 | | 377,659 | | | | 6,666,252 |

(1) The column "**Share premium and other reserves**", for the purpose of this statement, includes the following items of the net equity: 2) Share premium reserve; 3) Reserves; 5) Prior year result; 6) Other contributions from partners and mutual members and 8) Less: interim dividend

# IV. SELECTED FINANCIAL INFORMATION
## 4. CHANGES IN INDIVIDUAL EQUITY (2/2)
### *Prepared in accordance with current national accounting criteria*

Thousands Euros

| PRIOR PERIOD | | Equity | | | | | Adjustments for changes in value | Subsidies, donations and inheritances recieved | Total Equity |
|---|---|---|---|---|---|---|---|---|---|
| | | Capital or mutual fund | Share premium and other reserves(1) | Shares and participations in equity | Result for the period | Other equity instruments | | | |
| **Balance as at 01/01/2007** | **3050** | 227,532 | 4,297,898 | | 261,138 | | | | 4,786,568 |
| Adjustments for changes in accounting criteria | **3051** | | 7,612 | | | | | | 7,612 |
| Adjustments for errors | **3012** | | | | | | | | |
| **Adjusted opening balance** | **3055** | 227,532 | 4,305,510 | | 261,138 | | | | 4,794,180 |
| **I. Total recognised income / (expenses)** | **3060** | | | | 260,988 | | | | 260,988 |
| **II. Operations with shareholders or owners** | **3065** | 40,153 | 997,067 | | | | | | 1,037,220 |
| 1. Increases (Reductions) in capital | **3066** | 40,153 | 1,184,447 | | | | | | 1,224,600 |
| 2. Conversion of financial liabilities to equity | **3067** | | | | | | | | |
| 3. Distribution of dividends | **3068** | | (187,380) | | | | | | (187,380) |
| 4. Operations involving treasury stock or particicpations in equity (net) | **3069** | | | | | | | | |
| 5. Increases / (Decreases) due to changes in business combinations | **3070** | | | | | | | | |
| 6. Other operatiosn with shareholders or owners | **3072** | | | | | | | | |
| **III. Other variations in equity** | **3075** | | 204,721 | | (261,138) | | | | (56,417) |
| 1. Payments using equity instruments | **3076** | | | | | | | | |
| 2. Transfers between equity classes | **3077** | | 261,138 | | (261,138) | | | | 0 |
| 3. Other variations | **3078** | | (56,417) | | | | | | (56,417) |
| **Balance as at 31/12/2007** | **3080** | 267,685 | 5,507,298 | | 260,988 | | | | 6,035,971 |

(1) The column "**Share premium and other reserves**", for the purpose of this statement, includes the following items of the net equity: 2) Share premium reserve; 3) Reserves; 5) Prior year result; 6) Other contributions from partners and mutual members and 8) Less: interim dividend

# IV. SELECTED FINANCIAL INFORMATION

## 5.A. INDIVIDUAL CASH FLOW STATEMENT (DIRECT METHOD)

*(Prepared in accordance with current national accounting criteria)*

Thousands Euros

| | | CURRENT PERIOD 30/06/2009 | PRIOR PERIOD 30/06/2008 |
|---|---|---|---|
| **A) NET CASH FLOW FROM OPERATING ACTIVITIES (1 + 2 + 3)** | 7435 | (45,381) | (50,408) |
| 1. Insurance activities: | 7405 | | |
| (+) Inflows from insurance activities | 7406 | | |
| (-) Outflows from insurance activities | 7407 | | |
| 2. Other operating activities: | 7410 | (41,232) | (50,408) |
| (+) Other operating activities cash inflows | 7415 | | |
| (-) Other operating activities cash outflows | 7416 | (41,232) | (50,408) |
| 3. Inflows /(outflows) due to corporate income tax | 7425 | (4,149) | |
| **B) NET CASH FLOW FROM INVESTMENT ACTIVITIES (1 + 2)** | 7460 | 342,406 | (1,632,406) |
| 1. Inflows from investment activities: | 7450 | 450,195 | 373,588 |
| (+) Tangible assets | 7451 | | |
| (+) Investments in property, plant and equipment | 7452 | | |
| (+) Intangible assets | 7453 | | |
| (+) Financial instruments | 7454 | 29,412 | 42,923 |
| (+) Participations | 7455 | | 208,515 |
| (+) Other business units | 7457 | | |
| (+) Receivable interests | 7456 | 5,787 | 7,755 |
| (+) Receivable dividends | 7459 | 415,266 | 114,395 |
| (+) Other income related to investment activities | 7458 | | |
| 2. Payments related to investment activities: | 7440 | (107,789) | (2,005,994) |
| (-) Tangible assets | 7441 | | |
| (-) Investments in property, plant and equipment | 7442 | | |
| (-) Intangible assets | 7443 | | |
| (-) Financial instruments | 7444 | (107,789) | (350,000) |
| (-) Participations | 7445 | | (1,515,788) |
| (-) Other business units | 7447 | | (140,206) |
| (-) Other payments related to investment activities | 7448 | | |
| **C) NET CASH FLOW FROM FINANCING ACTIVITIES (1 + 2)** | 7490 | (204,901) | 1,362,295 |
| 1. Inflows from financing activities: | 7480 | 486,725 | 1,556,626 |
| (+) Subordinated liabilities | 7481 | | |
| (+) Inflows from the issue of equity instruments and capital increases | 7482 | 167,195 | |
| (+) Capital contributions from owners or mutual members | 7483 | | |
| (+) Sales of treasury stock | 7485 | | |
| (+) Other income related to financing activities | 7486 | 319,530 | 1,556,626 |
| 2. Payments related to financing activities: | 7470 | (691,626) | (194,331) |
| (-) Dividends to shareholders | 7471 | (219,586) | (185,550) |
| (-) Interest payments | 7475 | (21,770) | (8,781) |
| (-) Subordinated liabilities | 7472 | (49,159) | |
| (-) Capital contributions returned to shareholders | 7473 | | |
| (-) Capital contributions returned to owners or mutual members | 7474 | | |
| (-) Acquisition of treasury stock | 7477 | | |
| (-) Other payments related to financial activities | 7478 | (401,111) | |
| **D) TRANSLATION DIFFERENCES IN CASH FLOW** | 7492 | | |
| **E) NET INCREASE / (DECREASE) IN CASH FLOW (A + B + C + D)** | 7495 | 92,124 | (320,519) |
| **F) OPENING CASH BALANCE AND EQUIVALENTS** | 7499 | 36,358 | 340,676 |
| **G) CLOSING CASH BALANCES AND EQUIVALENTS (E + F)** | 7500 | 128,482 | 20,157 |

| COMPONENTS OF CASH FLOW AND EQUIVALENTS AT PERIOD END | | CURRENT PERIOD 30/06/2009 | PRIOR PERIOD 30/06/2008 |
|---|---|---|---|
| (+) Cash and banks | 7550 | 128,482 | 20,157 |
| (+) Other financial assets | 7552 | | |
| (-) Less: Bank overdrafts payable on demand | 7553 | | |
| **TOTAL CLOSING CASH FLOW AND EQUIVALENTS** | 7600 | 128,482 | 20,157 |

**IV. SELECTED FINANCIAL INFORMATION**

**5.B. INDIVIDUAL CASH FLOW STATEMENT (INDIRECT METHOD)**

***Prepared in accordance with current national accounting criteria***

Thousands Euros

| | | CURRENT PERIOD 30/06/2009 | PRIOR PERIOD 30/06/2008 |
|---|---|---|---|
| **A) NET CASH FLOW FROM OPERATING ACTIVITIES (1 + 2 + 3)** | 435 | | |
| 1. Result before taxes | 405 | | |
| 2. Adjustments to results: | 410 | | |
| (+/-) Variation in provisions | 415 | | |
| (+/-) Other adjustments | 419 | | |
| 3. Net increase/(decrease) of operating assets and liabilities | 420 | | |
| 4. Other cash flows from operating activities: | 431 | | |
| (+/-) Inflows /(outflows) due to corporate income tax | 430 | | |
| (+/-) Other inflows/(outflows) from operating activities | 432 | | |
| **B) NET CASH FLOW FROM INVESTMENT ACTIVITIES (1 + 2)** | 460 | | |
| 1. Inflows from investment activities: | 450 | | |
| (+) Tangible assets | 451 | | |
| (+) Investments in property, plant and equipment | 452 | | |
| (+) Intangible assets | 453 | | |
| (+) Financial instruments | 454 | | |
| (+) Participations | 455 | | |
| (+) Other business units | 457 | | |
| (+) Receivable interests | 456 | | |
| (+) Receivable dividends | 459 | | |
| (+) Other income related to investment activities | 458 | | |
| 2.Payments related to investment activities: | 440 | | |
| (-) Tangible assets | 441 | | |
| (-) Investments in property, plant and equipment | 442 | | |
| (-) Intangible assets | 443 | | |
| (-) Financial instruments | 444 | | |
| (-) Participations | 445 | | |
| (-) Other business units | 447 | | |
| (-) Other payments related to investment activities | 448 | | |
| **C) NET CASH FLOW FROM FINANCING ACTIVITIES (1 + 2)** | 490 | | |
| 1. Inflows from financing activities: | 480 | | |
| (+) Subordinated liabilities | 481 | | |
| (+) Inflows from the issue of equity instruments and capital increases | 482 | | |
| (+) Capital contributions from owners or mutual members | 483 | | |
| (+) Sales of treasury stock | 485 | | |
| (+) Other income related to financial activities | 486 | | |
| 2. Payments related to financial activities: | 470 | | |
| (-) Dividends | 471 | | |
| (-) Interests | 475 | | |
| (-) Subordinated liabilities | 472 | | |
| (-) Capital contributions returned to shareholders | 473 | | |
| (-) Capital contributions returned to owners or mutual members | 474 | | |
| (-) Acquisition of treasury stock | 477 | | |
| (-) Other payments related to financing activities | 478 | | |
| **D) TRANSLATION DIFFERENCES IN CASH FLOW** | 492 | | |
| **E) NET INCREASE / (DECREASE) IN CASH FLOW (A + B + C + D)** | 495 | | |
| **F) OPENING CASH BALANCE AND EQUIVALENTS** | 499 | | |
| **G) CLOSING CASH BALANCES AND EQUIVALENTS (E + F)** | 500 | | |

| COMPONENTS OF CASH FLOW AND EQUIVALENTS AT PERIOD END | | CURRENT PERIOD 30/06/2009 | PRIOR PERIOD 30/06/2008 |
|---|---|---|---|
| (+) Cash and banks | 550 | | |
| (+) Other financial assets | 552 | | |
| (-) Less: Bank overdrafts payable on demand | 553 | | |
| **TOTAL CLOSING CASH FLOW AND EQUIVALENTS** | 600 | | |

# IV. SELECTED FINANCIAL INFORMATION
## 6. CONSOLIDATED BALANCE SHEET (1/2)
### IFRS

Thousands Euros

| ASSETS | | CURRENT PERIOD 30/06/2009 | PRIOR PERIOD 31/12/2008 |
|---|---|---|---|
| 1. Cash and other equivalent liquid assets | 1005 | 1,513,968 | 1,415,075 |
| 2. Financial assets held for negotiation | 1010 | 1,009,816 | 939,107 |
| 3. Other financial assets at reasonable value, with changes in profit and loss account | 1015 | 13,492 | |
| 4. Financial assets available for sale | 1020 | 24,239,213 | 24,595,281 |
| 5. Loans and amounts due | 1025 | 4,926,934 | 3,244,678 |
| 6. Investments held to maturity | 1030 | 929,265 | 741,140 |
| 7. Hedging derivatives | 1035 | | |
| 8. Participation of Reinsurance in technical provisions | 1041 | 2,489,968 | 2,565,804 |
| 9. Tangible assets and investments: | 1045 | 2,269,600 | 2,222,978 |
| a) Tangible assets | 1046 | 1,458,678 | 1,292,237 |
| b) investments in property, plant and equipment | 1047 | 810,922 | 930,741 |
| 10. Intangible assets | 1050 | 2,080,891 | 2,064,856 |
| a) Goodwill | 1051 | 1,627,731 | 1,601,285 |
| b) Acquistion costs of portfolios of policies | 1053 | 335,654 | 344,998 |
| c) Other intangible assets | 1052 | 117,506 | 118,573 |
| 11. Participation in companies valued using equity method | 1055 | 365,175 | 325,878 |
| 12. Tax assets | 1060 | 787,999 | 614,461 |
| a) Current tax assets | 1061 | 34,034 | 28,839 |
| b) Deferred tax assets | 1062 | 753,965 | 585,622 |
| 13. Other assets | 1075 | 1,947,809 | 2,939,361 |
| 14. Assets held for sale | 1080 | 16,112 | 20,748 |
| **TOTAL ASSETS** | 1100 | 42,590,242 | 41,689,367 |

# IV. SELECTED FINANCIAL INFORMATION
## 6. CONSOLIDATED BALANCE SHEET (2/2)
## IFRS

Thousands Euros

| LIABILITIES AND EQUITY | | CURRENT PERIOD 30/06/2009 | PRIOR PERIOD 31/12/2008 |
|---|---|---|---|
| **TOTAL LIABILITIES** | 1170 | 36,265,037 | 35,972,996 |
| 1. Financial liabilities held for negotiation | 1110 | 169,657 | 416,816 |
| 2. Other financial liabilities at reasonable value, with changes in profit and loss account | 1115 | | 175 |
| 3. Debits | 1120 | 4,744,167 | 4,973,666 |
| a) Subordinated liabilities | 1121 | 638,311 | 723,520 |
| b) Bonds and other negotiable securities | 1122 | 456,600 | 463,215 |
| c) Debits with credit institutions | 1123 | 1,557,070 | 1,857,748 |
| d) Other debits | 1124 | 2,092,186 | 1,929,183 |
| 4. Hedging derivatives | 1130 | | |
| 5. Technical provisions | 1131 | 29,560,687 | 28,857,218 |
| a) for unearned premiums | 1132 | 5,949,207 | 4,881,788 |
| b) for risks in progress | 1133 | 14,434 | 404,083 |
| c) for life assurance | 1134 | 16,773,980 | 16,667,641 |
| d) for outstanding claims | 1135 | 6,334,539 | 6,408,857 |
| e) for profit sharing and returned premiums | 1136 | 53,965 | 9,703 |
| f) other technical provisions | 1137 | 434,562 | 485,146 |
| 6. Non technical provisions | 1140 | 391,706 | 316,520 |
| 7. Tax liabilities | 1145 | 938,296 | 795,963 |
| a) Current tax liabilities | 1146 | 160,734 | 214,419 |
| b) Deferred tax liabilities | 1147 | 777,562 | 581,544 |
| 8. Other liabilities | 1150 | 458,144 | 605,266 |
| 9. Liabilities linked to assets held for sale | 1165 | 2,380 | 7,372 |
| **TOTAL NET EQUITY** | 1195 | 6,325,205 | 5,716,371 |
| **SHARE EQUITY** | 1180 | 5,754,835 | 5,291,205 |
| 1. Share capital or mutual fund | 1171 | 286,341 | 274,483 |
| a) Declared capital or mutual fund | 1161 | 286,341 | 274,483 |
| b) less: capital not called-up | 1162 | | |
| 2. Share premium reserve | 1172 | 1,506,729 | 1,506,729 |
| 3. Reserves | 1173 | 2,676,880 | 2,198,428 |
| 4. Less: treasury stock and participation in equity | 1174 | | |
| 5. Prior years results | 1178 | 754,302 | 598,256 |
| 6. Other contributions from partners and mutual members | 1179 | | |
| 7. Profit and loss of the year attributable to the controlling company | 1175 | 530,583 | 900,689 |
| 8 Less: interim dividend | 1176 | | (187,380) |
| 9. Other equity instruments | 1177 | | |
| **VALUATION ADJUSTMENTS** | 1188 | (246,563) | (389,028) |
| 1. Financial assets available for sale | 1181 | (100,109) | (45,824) |
| 2. Hedging operations | 1182 | | |
| 3. Translation differences | 1184 | (79,052) | (144,595) |
| 4. Correction of shadow accounting | 1185 | (24,903) | (161,097) |
| 5. Companies valued using equity method | 1186 | (31,275) | (23,790) |
| 6. Other adjustments | 1187 | (11,224) | (13,722) |
| **TOTAL LIABILITIES AND EQUITY ATTRIBUTABLE TO THE CONTROLLING COMPANY** | 1189 | 5,508,272 | 4,902,177 |
| **MINORITY INTERESTS** | 1193 | 816,933 | 814,194 |
| 1. Adjustments for changes in value | 1191 | (88,888) | (93,750) |
| 2. Other | 1192 | 905,821 | 907,944 |
| **TOTAL LIABILITIES AND NET EQUITY** | 1200 | 42,590,242 | 41,689,367 |

# IV. SELECTED FINANCIAL INFORMATION
## 7. CONSOLIDATED PROFIT AND LOSS ACCOUNT
### *IFRS*

Thousands Euros

| | | CURRENT PERIOD 2nd HALF | PRIOR PERIOD 2nd HALF | ACCUMULATED CURRENT YEAR 30/06/2009 | ACCUMULATED PRIOR YEAR 30/06/2008 |
|---|---|---|---|---|---|
| (+) 1. Net written premiums | 1201 | | | 5,059,085 | 4,243,549 |
| (+) 2. Income from tangible assets and investments | 1202 | | | 629,938 | 473,720 |
| (+) 3. Other technical income | 1203 | | | 43,586 | 12,482 |
| (-) 4. Net claims incurred | 1204 | | | (3,525,911) | (2,915,847) |
| (+/-) 5. Net variation of other technical provisions | 1205 | | | (20,441) | (28,121) |
| (+/-) 6. Profit sharing and returned premiums | 1206 | | | (2,043) | (579) |
| (-) 7. Net operating expenses | 1207 | | | (1,206,798) | (953,650) |
| (+/-) 8. Other technical expenses | 1209 | | | (63,332) | (38,419) |
| (-) 9. Expenses from tangible assets and investments | 1210 | | | (272,694) | (178,670) |
| **A) TECHNICAL RESULT FROM NON-LIFE OPERATIONS (1+ 2 + 3 + 4 + 5 + 6 + 7 + 8 + 9)** | 1220 | | | 641,390 | 614,465 |
| (+) 10. Net written premiums | 1221 | | | 1,722,270 | 1,552,553 |
| (+) 11. Income from tangible assets and investments | 1222 | | | 659,269 | 628,944 |
| (+) 12. Income from investments on account of the life policyholders bearing the investment risk | 1223 | | | 30,213 | 24,468 |
| (+) 13. Other technical income | 1224 | | | 4,075 | 1,717 |
| (-) 14. Net claims incurred | 1225 | | | (1,777,770) | (1,802,560) |
| (+/-) 15. Net variation of other technical provisions | 1226 | | | 74,471 | 217,128 |
| (+/-) 16. Profit sharing and returned premiums | 1227 | | | (14,266) | (16,830) |
| (-) 17. Net operating expenses | 1228 | | | (242,078) | (218,711) |
| (+/-) 18. Other technical expenses | 1229 | | | (6,426) | (5,560) |
| (-) 19. Expenses from tangible assets and investments | 1230 | | | (265,996) | (178,531) |
| (-) 20. Expense from investments on account of the life policyholders bearing the investment risk | 1231 | | | (21,552) | (46,133) |
| **B) TECHNICAL RESULT FROM LIFE OPERATIONS (10 + 11 + 12 + 13 + 14 + 15 + 16 + 17 + 18 + 19 + 20)** | 1240 | | | 162,210 | 156,485 |
| **C) TECHNICAL RESULT (A + B)** | 1245 | | | 803,600 | 770,950 |
| (+) 21. Income from tangible assets and investments | 1246 | | | 73,409 | 5,107 |
| (+) 22. Negative consolidation differences | 1250 | | | | |
| (-) 23. Expenses from tangible assets and investments | 1247 | | | (73,641) | (799) |
| (+) 24. Other income | 1248 | | | 286,183 | 410,018 |
| (-) 25. Other expenses | 1249 | | | (276,537) | (398,207) |
| **E) RESULT BEFORE TAX (C + 21 + 22 + 23 + 24 + 25)** | 1265 | | | 813,014 | 787,069 |
| (+/-) 26. Corporate Income Tax | 1270 | | | (228,871) | (211,563) |
| **F) RESULT BEFORE TAX FROM ONGOING OPERATIONS (E + 26)** | 1280 | | | 584,143 | 575,506 |
| **(+/-) 27. Result after tax from discontinued operations** | 1285 | | | (880) | 999 |
| **G) RESULT FOR THE PERIOD (F + 27)** | 1288 | | | 583,263 | 576,505 |
| a) Result attributable to the controlling company | 1300 | | | 530,583 | 529,366 |
| b) Result attributable to minority interests | 1289 | | | 52,680 | 47,139 |

| EARNINGS PER SHARE | | Amount (X,XX euros) | Amount (X,XX euros) | Amount (X,XX euros) | Amount (X,XX euros) |
|---|---|---|---|---|---|
| Reported | 1290 | | | 0.19 | 0.20 |
| Diluted | 1295 | | | 0.19 | 0.20 |

# IV. SELECTED FINANCIAL INFORMATION
## 8. STATEMENT OF RECOGNISED INCOME AND EXPENSES
### *IFRS*

Thousands Euros

| | | CURRENT PERIOD 30/06/2009 | PRIOR PERIOD 30/06/2008 |
|---|---|---|---|
| **A) CONSOLIDATED PROFIT AND LOSS OF THE YEAR** | 1305 | 583,263 | 576,505 |
| **B) OTHER INCOME / (EXPENSES) RECOGNISED** | 1310 | 98,601 | (486,337) |
| **1. Financial assets available for sale:** | 1315 | (100,677) | (1,089,713) |
| a) Gains/(Losses) due to valuation | 1316 | (149,738) | (1,146,099) |
| b) Amounts recognised in results | 1317 | 49,061 | 55,494 |
| c) Other reclassifications | 1318 | | 892 |
| **2. Cash flow hedging:** | 1320 | | |
| a) Gains/(Losses) due to valuation | 1321 | | |
| b) Amounts recognised in results | 1322 | | |
| c) Amounts recognised at historical value of paid up items | 1323 | | |
| d) Other reclassifications | 1324 | | |
| **3. Hedging of net investments in businesses abroad:** | 1325 | | |
| a) Gains/(Losses) due to valuation | 1326 | | |
| b) Amounts recognised in results | 1327 | | |
| c) Other reclassifications | 1328 | | |
| **4. Transaltion differences:** | 1330 | 20,441 | (138,435) |
| a) Gains/(Losses) due to valuation | 1331 | 20,023 | (137,333) |
| b) Amounts recognised in results | 1332 | 418 | (1,102) |
| c) Other reclassifications | 1333 | | |
| **5. Correction of shadow accounting:** | 1335 | 226,861 | 582,313 |
| a) Gains/(Losses) due to valuation | 1336 | 235,394 | 603,967 |
| b) Amounts recognised in results | 1337 | (8,533) | (21,654) |
| c) Other reclassifications | 1338 | | |
| **6. Assets held for sale:** | 1340 | | |
| a) Gains/(Losses) due to valuation | 1341 | | |
| b) Amounts recognised in results | 1342 | | |
| c) Other reclassifications | 1343 | | |
| **7. Actuarial gains/(losses) due to personnel long term incentives** | 1345 | | |
| **8. Other recognised income and expenses** | 1350 | (8,858) | 3,568 |
| a) Gains/(Losses) from valuation | 1351 | (9,111) | 3,568 |
| b) Amounts transferred to the profit and loss account | 1352 | 3 | |
| c) Other reclassifications | 1353 | 250 | |
| **9. Other income and expenses** | 1355 | (2,208) | 501 |
| **10. Corporate Income Tax** | 1360 | (36,958) | 155,429 |
| **TOTAL RECOGNISED INCOME/(EXPENSES) (A+B)** | 1400 | 681,864 | 90,168 |
| a) Attributable to the controlling company | 1398 | 671,491 | 83,738 |
| b) Attributable to minority interests | 1399 | 10,373 | 6,430 |

# IV. SELECTED FINANCIAL INFORMATION
## 9. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (1/2)
### *IFRS*

Thousands Euros

| CURRENT PERIOD | | Equity of the controlling company | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Equity | | | | | | | |
| | | Capital or mutual fund | Share premium and other reserves(1) | Shares and participations in equity | Result for the period | Other equity instruments | Adjustments for changes in value | Minority interests | Total equity |
| **Balance as at 01/01/2009** | **3110** | 274,483 | 4,116,033 | | 900,689 | | (389,033) | 814,194 | 5,716,366 |
| Adjustments for changes in accounting criteria | **3111** | | | | | | | | |
| Adjustments for errors | **3112** | | | | | | | | |
| **Adjusted opening balance** | **3115** | 274,483 | 4,116,033 | | 900,689 | | (389,033) | 814,194 | 5,716,366 |
| **I. Total income / (expenses) recognised** | **3120** | | | | 530,583 | | 140,908 | 10,373 | 681,864 |
| **II. Operations with shareholders or owners** | **3125** | 11,858 | (83,425) | | | | | (3,951) | (75,518) |
| 1. Increases (Reductions) in capital | **3126** | 11,858 | 153,665 | | | | | | 165,523 |
| 2. Conversion of financial liabilities to equity | **3127** | | | | | | | | |
| 3. Dividend distributions | **3128** | | (219,590) | | | | | (3,951) | (223,541) |
| 4. Operations with treasury stock or participations in equity (net) | **3129** | | | | | | | | |
| 5. Increases / (Decreases) due to changes in business combinations | **3130** | | | | | | | | |
| 6. Other operations with shareholders or owners | **3132** | | (17,500) | | | | | | (17,500) |
| **III. Other variations in equity** | **3135** | | 905,303 | | (900,689) | | 1,562 | (3,683) | 2,493 |
| 1. Payments based on equity instruments | **3136** | | | | | | | | |
| 2. Transfers between equity items | **3137** | | 900,689 | | (900,689) | | | | 0 |
| 3. Other variations | **3138** | | 4,614 | | | | 1,562 | (3,683) | (2,493) |
| **Final Balance as at 30/06/2009** | **3140** | 286,341 | 4,937,911 | | 530,583 | | (246,563) | 816,933 | 6,325,205 |

(1) The column "**Share premium and other reserves**", for the purpose of this statement, includes the following items of the net equity: 2) Share premium reserve; 3) Reserves; 5) Prior year result; 6) Other contributions from partners and 8) Less: interim dividend

# IV. SELECTED FINANCIAL INFORMATION
## 9. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (2/2)
### *IFRS*

Thousands Euros

| PRIOR PERIOD | | Equity of the controlling company | | | | | | Minority interests | Total equity |
|---|---|---|---|---|---|---|---|---|---|
| | | Equity | | | | | Adjustments for changes in value | | |
| | | Capital or mutual fund | Share premium and other reserves(1) | Shares and participations in equity | Result for the period | Other equity instruments | | | |
| **Balance as at 01/01/2008 (comparison period)** | **3150** | 227,532 | 3,226,305 | | 731,060 | | 146,518 | 1,282,996 | 5,614,411 |
| Adjustments for changes in accounting criteria | **3151** | | | | | | | | |
| Adjustments for errors | **3152** | | | | | | | | |
| **Adjusted opening balance** | **3155** | 227,532 | 3,226,305 | | 731,060 | | 146,518 | 1,282,996 | 5,614,411 |
| **I. Total income / (expenses) recognised** | **3160** | | | | 529,366 | | (445,628) | 6,430 | 90,168 |
| **II. Operations with shareholders or owners** | **3165** | 40,153 | 492,042 | | (187,380) | | 58,758 | (526,403) | (122,830) |
| 1. Increases (Reductions) in capital | **3166** | 40,153 | 1,184,447 | | | | | | 1,224,600 |
| 2. Conversion of financial liabilities to equity | **3167** | | | | | | | | |
| 3. Dividend distributions | **3168** | | | | (187,380) | | | | (187,380) |
| 4. Operations with treasury stock or participations in equity (net) | **3169** | | | | | | | | |
| 5. Increases / (Decreases) due to changes in business combinations | **3170** | | | | | | | 63,661 | 63,661 |
| 6. Other operations with shareholders or owners | **3172** | | (692,405) | | | | 58,758 | (590,064) | (1,223,711) |
| **III. Other variations in equity** | **3175** | | 543,680 | | (543,680) | | | | 0 |
| 1. Payments based on equity instruments | **3176** | | | | | | | | |
| 2. Transfers between equity items | **3177** | | 543,680 | | (543,680) | | | | 0 |
| 3. Other variations | **3178** | | | | | | | | |
| **Final Balance as at 30/06/2008 (comparison period)** | **3180** | 267,685 | 4,262,027 | | 529,366 | | (240,352) | 763,023 | 5,581,749 |

(1) The column "**Share premium and other reserves**", for the purpose of this statement, includes the following items of the net equity: 2) Share premium reserve; 3) Reserves; 5) Prior year result; 6) Other contributions from partners and 8) Less: interim dividend

# IV. SELECTED FINANCIAL INFORMATION

## 10.A. CONSOLIDATED CASH FLOW STATEMENT (DIRECT METHOD)

### *IFRS*

**Thousands Euros**

| | | CURRENT PERIOD 30/06/2009 | PRIOR PERIOD 30/06/2008 |
|---|---|---|---|
| **A) NET CASH FLOW FROM OPERATING ACTIVITIES (1 + 2 + 3)** | 8435 | (720,123) | (199,775) |
| 1. Insurance activities: | 8405 | 870,287 | 1,310,696 |
| (+) Inflows from insurance activities | 8406 | 7,701,786 | 6,978,832 |
| (-) Outflows from insurance activities | 8407 | (6,831,499) | (5,668,136) |
| 2. Other operating activities: | 8410 | (1,447,238) | (1,431,978) |
| (+) Other operating activities cash inflows | 8415 | 756,075 | 343,805 |
| (-) Other operating activities cash outflows | 8416 | (2,203,313) | (1,775,783) |
| 3. Inflows/(outflows) due to corporate income tax | 8425 | (143,172) | (78,493) |
| **B) NET CASH FLOW FROM INVESTMENT ACTIVITIES (1 + 2)** | 8460 | 1,231,622 | (1,981,234) |
| 1. Inflows from investment activities: | 8450 | 6,755,939 | 5,000,515 |
| (+) Tangible assets | 8451 | 73,182 | 5,477 |
| (+) Investments in property, plant and equipment | 8452 | 263,194 | 169,579 |
| (+) Intangible assets | 8453 | 754 | 1,641 |
| (+) Financial instruments | 8454 | 5,279,765 | 3,587,235 |
| (+) Participations | 8455 | 312,540 | 275,503 |
| (+) Dependent companies and other business units | 8457 | 49,133 | 33,894 |
| (+) Receivable interests | 8456 | 548,606 | 520,305 |
| (+) Receivable dividends | 8459 | 15,558 | 84,449 |
| (+) Other income related to investment activities | 8458 | 213,207 | 322,432 |
| 2. Payments related to investment activities: | 8440 | (5,524,317) | (6,981,749) |
| (-) Tangible assets | 8441 | (145,173) | (43,306) |
| (-) Investments in property, plant and equipment | 8442 | (14,698) | (26,707) |
| (-) Intangible assets | 8443 | (13,386) | (26,592) |
| (-) Financial instruments | 8444 | (4,351,265) | (4,234,077) |
| (-) Participations | 8445 | (740,271) | (747,705) |
| (-) Dependent companies and other business units | 8447 | (39,414) | (1,430,255) |
| (-) Other payments related to investment activities | 8448 | (220,110) | (473,107) |
| **C) NET CASH FLOW FROM FINANCING ACTIVITIES (1 + 2)** | 8490 | (417,517) | 1,801,990 |
| 1. Inflows from financing activities: | 8480 | 725,701 | 2,059,241 |
| (+) Subordinated liabilities | 8481 | | |
| (+) Inflows from the issue of equity instruments and capital increases | 8482 | 165,505 | 466,557 |
| (+) Capital contributions from owners or mutual members | 8483 | 4,326 | |
| (+) Sale of treasury stock | 8485 | | |
| (+) Other income related to financing activities | 8486 | 555,870 | 1,592,684 |
| 2. Payments related to financing activities: | 8470 | (1,143,218) | (257,251) |
| (-) Dividends | 8471 | (244,719) | (203,060) |
| (-) Interests | 8475 | (32,751) | (42,531) |
| (-) Subordinated liabilities | 8472 | (49,159) | |
| (-) Capital contributions returned to shareholders | 8473 | | |
| (-) Capital contributions returned to owners or mutual members | 8474 | | |
| (-) Acquisition of treasury stock | 8477 | | |
| (-) Other payments related to financing activities | 8478 | (816,589) | (11,660) |
| **D) TRANSALTION DIFFERENCES IN CASH FLOW** | 8492 | 4,911 | (10,385) |
| **E) NET INCREASE / (DECREASE) IN CASH FLOW (A + B + C + D)** | 8495 | 98,893 | (389,404) |
| **F) OPENING CASH BALANCE AND EQUIVALENTS** | 8499 | 1,415,075 | 1,639,404 |
| **G) CLOSING CASH BALANCES AND EQUIVALENTS (E + F)** | 8500 | 1,513,968 | 1,250,000 |

| COMPONENTS OF CASH FLOW AND EQUIVALENTS AT PERIOD END | | CURRENT PERIOD 30/06/2009 | PRIOR PERIOD 30/06/2008 |
|---|---|---|---|
| (+) Cash and banks | 8550 | 1,284,656 | 1,205,171 |
| (+) Other financial assets | 8552 | 221,497 | 18,701 |
| (-) Less: Bank overdrafts payable on demand | 8553 | 7,815 | 26,128 |
| **TOTAL CLOSING CASH FLOW AND EQUIVALENTS** | 8600 | 1,513,968 | 1,250,000 |

# IV. SELECTED FINANCIAL INFORMATION
## 10.B. CONSOLIDATED CASH FLOW STATEMENT (INDIRECT METHOD)
*IFRS*

Thousands Euros

| | | CURRENT PERIOD 30/06/2009 | PRIOR PERIOD 30/06/2008 |
|---|---|---|---|
| **A) NET CASH FLOW FROM OPERATING ACTIVITIES (1 + 2 + 3)** | 435 | | |
| 1. Result before taxes | 405 | | |
| 2. Result adjustments: | 410 | | |
| (+/-) Variation in provisions | 415 | | |
| (+/-) Other adjustments | 419 | | |
| 3. Net increase/(decrease) of operating assets and liabilities | 420 | | |
| 4. Other cash flows from operating activities: | 431 | | |
| (+/-) Inflows/(outflows) due to corporate income tax | 430 | | |
| (+/-) Other inflows/(outflows) from operating activities | 432 | | |
| **B) NET CASH FLOW FROM INVESTMENT ACTIVITIES (1 + 2)** | 460 | | |
| 1. Inflows from investment activities: | 450 | | |
| (+) Tangible assets | 451 | | |
| (+) Investments in property, plant and equipment | 452 | | |
| (+) Intangible assets | 453 | | |
| (+) Financial instruments | 454 | | |
| (+) Participations | 455 | | |
| (-) Dependent companies and other business units | 457 | | |
| (+) Receivable interests | 456 | | |
| (+) Receivable dividends | 459 | | |
| (+) Other income related to investment activities | 458 | | |
| 2.Payments related to investment activities: | 440 | | |
| (-) Tangible assets | 441 | | |
| (-) Investments in property, plant and equipment | 442 | | |
| (-) Intangible assets | 443 | | |
| (-) Financial instruments | 444 | | |
| (-) Participations | 445 | | |
| (-) Dependent companies and other business units | 447 | | |
| (-) Other payments related to investment activities | 448 | | |
| **C) NET CASH FLOW FROM FINANCING ACTIVITIES (1 + 2)** | 490 | | |
| 1. Inflows from financing activities: | 480 | | |
| (+) Subordinated liabilities | 481 | | |
| (+) Inflows from the issue of equity instruments and capital increases | 482 | | |
| (+) Capital contributions from owners or mutual members | 483 | | |
| (+) Sale of treasury stock | 485 | | |
| (+) Other income related to financing activities | 486 | | |
| 2. Payments related to financing activities: | 470 | | |
| (-) Dividends | 471 | | |
| (-) Interests | 475 | | |
| (-) Subordinated liabilities | 472 | | |
| (-) Capital contributions returned to shareholders | 473 | | |
| (-) Capital contributions returned to owners or mutual members | 474 | | |
| (-) Acquisition of treasury stock | 477 | | |
| (-) Other payments related to financing activities | 478 | | |
| **D) TRANSLATION DIFFERENCES IN CASH FLOW** | 492 | | |
| **E) NET INCREASE / (DECREASE) IN CASH FLOW (A + B + C + D)** | 495 | | |
| **F) OPENING CASH BALANCE AND EQUIVALENTS** | 499 | | |
| **G) CLOSING CASH BALANCES AND EQUIVALENTS (E + F)** | 500 | | |

| COMPONENTS OF CASH FLOW AND EQUIVALENTS AT PERIOD END | | CURRENT PERIOD 30/06/2009 | PRIOR PERIOD 30/06/2008 |
|---|---|---|---|
| (+) Cash and banks | 550 | | |
| (+) Other financial assets | 552 | | |
| (-) Less: Bank overdrafts payable on demand | 553 | | |
| **TOTAL CLOSING CASH FLOW AND EQUIVALENTS** | 600 | | |

# IV. SELECTED FINANCIAL INFORMATION
## 11. CHANGES IN THE GROUP'S COMPOSITION

*Table 1:*

BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASE IN STAKES IN DEPENDENT COMPANIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATED UNDERTAKINGS (CURRENT PERIOD)

| Name of the company (or segment of business) acquired or merged | Category | Effective date of the operation (dd-mm-yr) | Net cost of combination (a)+ (b) (Eur '000s)) | | % voting rights acquired | % total voting rights in the company post acquisition |
|---|---|---|---|---|---|---|
| | | | Net amount paid for acquisition + other costs directly related to combination (a) | Fair Value of net worth instruments issued for the acquisition (b) | | |
| SERVICIO FUNERARIOS DEL NERVIÓN | Dependent | 02/01/2009 | 0 | 0 | 50.00 | 50.00 |
| AZUL CENTROS RESIDENCIALES | Dependent | 27/03/2009 | 0 | 0 | 50.00 | 50.00 |
| CREDI PRIMAS, S.A. | Dependent | 30/06/2009 | 0 | 0 | 100.00 | 100.00 |
| CARIBE ASISTENCIA | Dependent | 30/03/2009 | 40 | 0 | 7.95 | 59.95 |
| HOME 3 | Dependent | 22/06/2009 | 0 | 0 | 50.00 | 50.00 |
| FINLOG-ALUGUER E COMERCIO DE AUTOMOVEIS, S.A. | Dependent | 30/04/2009 | 9,690 | 0 | 51.00 | 51.00 |

*Table 2:*

DECREASE OF STAKES IN DEPENDENT COMPANIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATED UNDERTAKINGS OR OPERATIONS OF A SIMILAR NATURE (CURRENT PERIOD)

| Name of the company (or segment of business) sold, separated or discontinued | Category | Effective date of the operation (dd-mm-yr) | % voting rights sold or discontinued | % total voting rights in the company post sale | Gain/(Loss) generated (Eur 000's) |
|---|---|---|---|---|---|
| COMMERCE HOLDINGS, INC. | Dependent | 01/01/2009 | 100.00 | 0.00 | 0 |
| SWICO ENTERPRISES, LTD. | Dependent | 01/01/2009 | 100.00 | 0.00 | 0 |
| ITSEMAP VENEZUELA | Dependent | 01/01/2009 | 100.00 | 0.00 | 0 |

# IV. SELECTED FINANCIAL INFORMATION
## 12. DIVIDENDS PAID

| | | CURRENT PERIOD | | | PRIOR PERIOD | | |
|---|---|---|---|---|---|---|---|
| | | As % of nominal value | Euros per share (X,XX) | Amount (Eur 000's) | As % of nominal value | Euros per share (X,XX) | Amount (Eur 000's) |
| Ordinary shares | 2158 | 80.00 | 0.08 | 219,587 | 70.00 | 0.07 | 187,380 |
| Other shares (non-voting, reedemable, etc) | 2159 | | | | | | |
| **Total dividendos paid** | 2160 | 80.00 | 0.08 | 219,587 | 70.00 | 0.07 | 187,380 |
| a) Dividends paid out against results | 2155 | 80.00 | 0.08 | 219,587 | 70.00 | 0.07 | 187,380 |
| b) Dividends paid out against reserves or share premium reserve | 2156 | | | | | | |
| c) Dividends in kind | 2157 | | | | | | |

# IV. SELECTED FINANCIAL INFORMATION
## 13. ISSUE, REPURCHASE OR REIMBURSEMENT OF DEBT INSTRUMENTS

**Thousands Euros**

| ISSUES CARRIED OUT BY THE COMPANY (AND/OR GROUP) | | CURRENT PERIOD | | | | |
|---|---|---|---|---|---|---|
| | | Balance brought forward | (+) Issued | (-) Repurchase or reimbursement | (+/-) Adjustments for translation effect and others | Balance carried forward |
| Debt issued within a Member State of the European Union, which has required the prior filing of a prospectus | 2191 | 713,437 | | (98,550) | 23,424 | 638,311 |
| Debt issued within a Member State of the European Union, which has not required the prior filing of a prospectus | 2192 | | | | | |
| Other debt issued outwith a Member State of the European Union | 2193 | | | | | |
| **TOTAL** | 2200 | 713,437 | | (98,550) | 23,424 | 638,311 |

| | | PRIOR PERIOD | | | | |
|---|---|---|---|---|---|---|
| | | Balance brought forward | (+) Issued | (-) Repurchase or reimbursement | (+/-) Adjustments for translation effect and others | Balance carried forward |
| Debt issued within a Member State of the European Union, which has required the prior filing of a prospectus | 4191 | | | | | |
| Debt issued within a Member State of the European Union, which has not required the prior filing of a prospectus | 4192 | | | | | |
| Other debt issued outwith a Member State of the European Union | 4193 | | | | | |
| **TOTAL** | 4200 | | | | | |

| GUARANTEED ISSUANCES | | CURRENT PERIOD | | | | |
|---|---|---|---|---|---|---|
| | | Balance brought forward | (+) Issued | (-) Cancelled | (+/-) Adjustments for translation effect and others | Balance carried forward |
| Debt issued which has been guaranted by the Group (amount guaranteed) | 2195 | | | | | |

| | | PRIOR PERIOD | | | | |
|---|---|---|---|---|---|---|
| | | Balance brought forward | (+) Issued | (-) Cancelled | (+/-) Adjustments for translation effect and others | Balance carried forward |
| Debt issued which has been guaranted by the Group (amount guaranteed) | 4195 | | | | | |

# IV. SELECTED FINANCIAL INFORMATION

## 14. BREAKDOWN OF FINANCIAL INSTRUMENTS BY NATURE AND CATEGORY (1/2)

**Thousands Euros**

| FINANCIAL ASSETS: NATURE/CATEGORY | | CURRENT PERIOD | | | | |
|---|---|---|---|---|---|---|
| | | Trading portfolio | Other financial assets held at RV, with changes in P&L account | Available for sale | Loans and amounts due | Held to maturity |
| Derivatives | 2062 | | | | | |
| Equity instruments | 2063 | | | | | |
| Debt instruments | 2064 | | | | | |
| Hybrid instruments | 2065 | | | | | |
| Loans | 2066 | | | | | |
| Deposits established for accepted reinsurance and other deposits | 2067 | | | | | |
| Credits on direct insurance, reinsurance and coinsurance operations | 2068 | | | | | |
| Invesments on account of the life policyholders bearing the investment risk | 2069 | | | | | |
| Other financial assets | 2070 | | | | 140,505 | |
| **TOTAL (INDIVIDUAL)** | 2075 | | | | 140,505 | |
| Derivatives | 2162 | 15,508 | | | | |
| Equity instruments | 2163 | 19,112 | | 904,927 | | |
| Debt instruments | 2164 | 45,939 | | 21,585,426 | 32,413 | 297,744 |
| Hybrid instruments | 2165 | 9,588 | 13,492 | 489,290 | 11,324 | |
| Loans | 2166 | 20,166 | | 94,897 | 73,577 | 38,421 |
| Deposits established for accepted reinsurance and other deposits | 2167 | | | | 188,500 | |
| Credits on direct insurance, reinsurance and coinsurance operations | 2168 | | | | 3,441,406 | |
| Invesments on account of the life policyholders bearing the investment risk | 2169 | | | | 662,766 | |
| Other financial assets | 2170 | 899,503 | | 1,164,673 | 516,948 | 593,100 |
| **TOTAL (CONSOLIDATED)** | 2175 | 1,009,816 | 13,492 | 24,239,213 | 4,926,934 | 929,265 |

| FINANCIAL LIABILITIES: NATURE/CATEGORY | | CURRENT PERIOD | | |
|---|---|---|---|---|
| | | Trading portfolio | Other financial liabilities held at RV, with changes in P&L account | Other liabilities and amount owing |
| Derivatives | 2076 | | | |
| Subordinated liabilities | 2077 | | | 628,311 |
| Deposits received on ceded reinsurance | 2079 | | | |
| Debts from direct insurance, reinsurance and coinsurance operations | 2080 | | | |
| Bonds and other negotiable instruments | 2081 | | | 294,261 |
| Debts with credit institutions | 2082 | | | 951,091 |
| Debts from preliminary insurance contracts operations | 2083 | | | |
| Other financial liabilities | 2084 | | | 382,560 |
| **TOTAL (INDIVIDUAL)** | 2090 | | | 2,256,222 |
| Derivatives | 2176 | | | |
| Subordinated liabilities | 2177 | | | 638,311 |
| Deposits received on ceded reinsurance | 2179 | | | 133,815 |
| Debts from direct insurance, reinsurance and coinsurance operations | 2180 | | | 861,519 |
| Bonds and other negotiable instruments | 2181 | | | 459,147 |
| Debts with credit institutions | 2182 | | | 1,557,070 |
| Debts from preliminary insurance contracts operations | 2183 | | | 19,353 |
| Other financial liabilities | 2184 | 169,657 | | 1,074,952 |
| **TOTAL (CONSOLIDATED)** | 2190 | 169,657 | | 4,744,167 |

*(RV: reasonable value; P&L account: profit and loss account)*

# IV. SELECTED FINANCIAL INFORMATION
## 14. BREAKDOWN OF FINANCIAL INSTRUMENTS BY NATURE AND CATEGORY (2/2)

Thousands Euros

| FINANCIAL ASSETS: NATURE/CATEGORY | | PRIOR PERIOD | | | | |
|---|---|---|---|---|---|---|
| | | Trading portfolio | Other financial assets held at RV, with changes in P&L account | Available for sale | Loans and amounts due | Held to maturity |
| Derivatives | 2062 | | | | | |
| Equity instruments | 2063 | | | | | |
| Debt instruments | 2064 | | | | | |
| Hybrid instruments | 2065 | | | | | |
| Loans | 2066 | | | | | |
| Deposits established for accepted reinsurance and other deposits | 2067 | | | | | |
| Credits on direct insurance, reinsurance and coinsurance operations | 2068 | | | | | |
| Invesments on account of the life policyholders bearing the investment risk | 2069 | | | | | |
| Other financial assets | 2070 | | | | 130,449 | |
| **TOTAL (INDIVIDUAL)** | 2075 | | | | 130,449 | |
| Derivatives | 2162 | 3,756 | | | | |
| Equity instruments | 2163 | 10,008 | | 1,852,718 | | |
| Debt instruments | 2164 | 38,326 | | 21,665,744 | 1,042 | 157,190 |
| Hybrid instruments | 2165 | 9,219 | | 23,875 | 11,074 | |
| Loans | 2166 | | | 30,516 | 2,174 | 2,576 |
| Deposits established for accepted reinsurance and other deposits | 2167 | | | | 124,616 | |
| Credits on direct insurance, reinsurance and coinsurance operations | 2168 | | | | 1,571,339 | |
| Invesments on account of the life policyholders bearing the investment risk | 2169 | | | | 472,417 | |
| Other financial assets | 2170 | 877,798 | | 1,022,428 | 1,062,016 | 581,374 |
| **TOTAL (CONSOLIDATED)** | 2175 | 939,107 | | 24,595,281 | 3,244,678 | 741,140 |

| FINANCIAL LIABILITIES: NATURE/CATEGORY | | PRIOR PERIOD | | |
|---|---|---|---|---|
| | | Trading portfolio | Other financial liabilities held at RV, with changes in P&L account | Other liabilities and amount owing |
| Derivatives | 2076 | | | |
| Subordinated liabilities | 2077 | | | 713,437 |
| Deposits received on ceded reinsurance | 2079 | | | |
| Debts from direct insurance, reinsurance and coinsurance operations | 2080 | | | |
| Bonds and other negotiable instruments | 2081 | | | 286,786 |
| Debts with credit institutions | 2082 | | | 1,201,987 |
| Debts from preliminary insurance contracts operations | 2083 | | | |
| Other financial liabilities | 2084 | | | 100,981 |
| **TOTAL (INDIVIDUAL)** | 2090 | | | 2,303,191 |
| Derivatives | 2176 | | | |
| Subordinated liabilities | 2177 | | | 723,520 |
| Deposits received on ceded reinsurance | 2179 | | | 131,075 |
| Debts from direct insurance, reinsurance and coinsurance operations | 2180 | | | 908,379 |
| Bonds and other negotiable instruments | 2181 | | | 468,721 |
| Debts with credit institutions | 2182 | | | 1,857,748 |
| Debts from preliminary insurance contracts operations | 2183 | | | 20,264 |
| Other financial liabilities | 2184 | 416,816 | 175 | 863,959 |
| **TOTAL (CONSOLIDATED)** | 2190 | 416,816 | 175 | 4,973,666 |

*(RV: reasonable value; P&L account: profit and loss account)*

# IV. SELECTED FINANCIAL INFORMATION
## 15. INFORMATION BY SEGMENTS

**Thousands Euros**

**Table 1:**

| GEOGRAPHICAL AREA | | Distribution of net premiums attributed to current period, by geographical area – INDIVIDUAL – CURRENT PERIOD | INDIVIDUAL – PRIOR PERIOD | CONSOLIDATED – CURRENT PERIOD | CONSOLIDATED – PRIOR PERIOD |
|---|---|---|---|---|---|
| Domestic market | 2210 | | | 3,787,575 | 3,698,533 |
| International: | 2215 | | | 2,993,780 | 2,097,569 |
| a) European Union | 2216 | | | 328,229 | 296,121 |
| b) O.E.C.D. countries | 2217 | | | 1,780,741 | 397,386 |
| c) Other countries | 2218 | | | 884,810 | 1,404,062 |
| **TOTAL** | 2220 | | | 6,781,355 | 5,796,102 |

**Table 2:**

Ordinary income – CONSOLIDATED

| SEGMENTS | | Ordinary income from external customers – CURRENT PERIOD | Ordinary income from external customers – PRIOR PERIOD | Ordinary income between segments – CURRENT PERIOD | Ordinary income between segments – PRIOR PERIOD | Total ordinary income – CURRENT PERIOD | Total ordinary income – PRIOR PERIOD |
|---|---|---|---|---|---|---|---|
| LIFE | 2221 | 1,773,599 | 1,594,347 | 22,361 | | 1,795,960 | 1,594,347 |
| MOTOR | 2222 | 2,646,330 | 2,058,644 | | | 2,646,330 | 2,058,644 |
| OTHER NON-LIFE | 2223 | 3,118,079 | 3,057,083 | 28,131 | 47,852 | 3,146,210 | 3,104,935 |
| REINSURANCE | 2224 | 775,133 | 627,304 | 388,545 | 357,089 | 1,163,678 | 984,393 |
| OTHER ACTIVITIES | 2225 | 259,968 | 287,012 | 114,702 | 93,534 | 374,670 | 380,546 |
| | 2226 | | | | | | |
| | 2227 | | | | | | |
| | 2228 | | | | | | |
| | 2229 | | | | | | |
| | 2230 | | | | | | |
| (-) Ordinary income adjustments and eliminations between segments | 2231 | | | (553,739) | (498,475) | (553,739) | (498,475) |
| **TOTAL** | 2235 | **8,573,109** | **7,624,390** | **0** | **0** | **8,573,109** | **7,624,390** |

**Tabla 3:**

| SEGMENTS | | Results – CONSOLIDATED – CURRENT PERIOD | Results – CONSOLIDATED – PRIOR PERIOD |
|---|---|---|---|
| LIFE | 2250 | 110,334 | 106,861 |
| MOTOR | 2251 | 218,002 | 168,479 |
| OTHER NON-LIFE | 2252 | 206,925 | 221,925 |
| REINSURANCE | 2253 | 70,234 | 62,386 |
| OTHER ACTIVITIES | 2254 | 379,645 | 267,349 |
| | 2255 | | |
| | 2256 | | |
| | 2257 | | |
| | 2258 | | |
| | 2259 | | |
| **Total results of repoted segments** | 2260 | **985,140** | **827,000** |
| (+/-) Results not assigned | 2261 | | |
| (+/-) Elimination of internal results (between segments) | 2262 | (400,997) | (251,494) |
| (+/-) Other results | 2263 | | |
| (+/-) Corporate income tax and/or discontinued operations result | 2264 | 228,871 | 211,563 |
| **RESULT BEFORE TAX** | 2270 | **813,014** | **787,069** |

# IV. SELECTED FINANCIAL INFORMATION
## 16. AVERAGE WORK FORCE

| | | INDIVIDUAL | | CONSOLIDATED | |
|---|---|---|---|---|---|
| | | CURRENT PERIOD | PRIOR PERIOD | CURRENT PERIOD | PRIOR PERIOD |
| **AVERAGE WORK FORCE** | 2295 | **299** | **283** | **34,601** | **31,354** |
| Men | 2296 | 144 | 142 | 14,594 | 13,415 |
| Women | 2297 | 155 | 141 | 20,007 | 17,939 |

# IV. SELECTED FINANCIAL INFORMATION
## 17. REMUNERATION RECEIVED BY BOARD MEMBERS AND MANAGERS

**BOARD MEMBERS:**

**Payment concept:**

| | | Amount (Euros 000's) | |
|---|---|---|---|
| | | CURRENT PERIOD | PRIOR PERIOD |
| Fixed salary | 2310 | 1,690 | 1,950 |
| Variable salary | 2311 | 2,910 | 2,699 |
| Allowances | 2312 | 390 | 469 |
| Statutory obligations | 2313 | 1,040 | 984 |
| Operations involving shares and/or financial instruments | 2314 | 170 | 0 |
| Other | 2315 | 180 | 17 |
| TOTAL | 2320 | **6,380** | **6,119** |
| **Other benefits:** | | | |
| Advances | 2326 | 0 | 0 |
| Loans received | 2327 | 0 | 0 |
| Pension plans: contributions | 2328 | 930 | 1,830 |
| Pension plans: obligations entered into | 2329 | 40,400 | 48,005 |
| Life assurance premiums | 2330 | 0 | 0 |
| Guarantees constituted in favour of Board Members | 2331 | 0 | 0 |

**MANAGERS:**

| | | Amount (Euros 000's) | |
|---|---|---|---|
| | | CURRENT PERIOD | PRIOR PERIOD |
| Total remuneration received by managers | 2325 | 0 | 0 |

# IV. SELECTED FINANCIAL INFORMATION
## 18. TRANSACTIONS WITH INTERESTED PARTIES (1/2)

**Thousands Euros**

| ASSOCIATED OPERATIONS<br>EXPENSES AND INCOME | | CURRENT PERIOD<br>Significant shareholders | Board Members and Managers | Persons, companies or entities connected to the Group | Other interested parties | Total |
|---|---|---|---|---|---|---|
| 1) Financial expenses | 2340 | | | | 83,112 | 83,112 |
| 2) Management or contribution contracts | 2341 | | | | 9,083 | 9,083 |
| 3) Transfers of R+D and licencing agreements | 2342 | | | | | |
| 4) Leases | 2343 | | | | | |
| 5) Use of services | 2344 | | | | | |
| 6) Purchase of goods (partially or totally completed) | 2345 | | | | | |
| 7) Variation in value due to debts written off or of doubtful recovery | 2346 | | | | | |
| 8) Loss from sale or write-off of assets | 2347 | | | | | |
| 9) Other expenses | 2348 | | | | | |
| EXPENSES (1 + 2 + 3 + 4 + 5 + 6 + 7 + 8 + 9) | 2350 | | | | 92,195 | 92,195 |
| 10) Financial income | 2351 | | | | 67,272 | 67,272 |
| 11) Management or contribution contracts | 2352 | | | | 3,426 | 3,426 |
| 12) Transfers of R+D and licencing agreements | 2353 | | | | | |
| 13) Dividends received | 2354 | | | | | |
| 14) Leases | 2355 | | | | 991 | 991 |
| 15) Service contract | 2356 | | | | | |
| 16) Sale of goods (partially or totally completed) | 2357 | | | | | |
| 17) Profit from sale of assets or writeoff | 2358 | | | | 35,429 | 35,429 |
| 18) Other income | 2359 | | | | | |
| INCOME (10 + 11 + 12 + 13 + 14 + 15 + 16 + 17 + 18) | 2360 | | | | 107,118 | 107,118 |

| OTHER TRANSACTIONS | | CURRENT PERIOD<br>Significant shareholders | Board Members and Managers | Persons, companies or entities connected to the Group | Other interested parties | Total |
|---|---|---|---|---|---|---|
| Purchase of tangible, intangible and other assets | 2371 | | | | 127,909 | 127,909 |
| Financial agreements: loans and capital contributions (lender) | 2372 | | | | | |
| Financial lease contracts (lessor) | 2373 | | | | | |
| Amortisation or cancellation of loans and lease contracts (lessor) | 2377 | | | | | |
| Sale of tangible, intangible and other assets | 2374 | | | | 59,900 | 59,900 |
| Financial agreements: loans and capital contributions (borrower) | 2375 | | | | 151,713 | 151,713 |
| Financial lease contracts (lessee) | 2376 | | | | | |
| Amortisation or cancellation of loans and lease contracts (lessee) | 2378 | | | | 1,216 | 1,216 |
| Guarantees given | 2381 | | | | | |
| Guarantees received | 2382 | | | | 116 | 116 |
| Commitments entered into | 2383 | | | | | |
| Commitments/guarantees cancelled | 2384 | | | | 9,826 | 9,826 |
| Dividends and other distribution of results | 2386 | 176,716 | | | 17,500 | 194,216 |
| Other operations | 2385 | | | | 13,924 | 13,924 |

# IV. SELECTED FINANCIAL INFORMATION
## 18. TRANSACTIONS WITH INTERESTED PARTIES (2/2)

**Thousands Euros**

| ASSOCIATED OPERATIONS<br>EXPENSES AND INCOME | | PRIOR PERIOD<br>Significant shareholders | Board Members and Managers | Persons, companies or entities connected to the Group | Other interested parties | Total |
|---|---|---|---|---|---|---|
| 1) Financial expenses | 6340 | | | | 47,385 | 47,385 |
| 2) Management or contribution contracts | 6341 | | | | 19,874 | 19,874 |
| 3) Transfers of R+D and licencing agreements | 6342 | | | | | |
| 4) Leases | 6343 | | | | | |
| 5) Use of services | 6344 | | | | 3 | 3 |
| 6) Purchase of goods (partially or totally completed) | 6345 | | | | | |
| 7) Variation in value due to debts written off or of doubtful recovery | 6346 | | | | | |
| 8) Loss from sale or write-off of assets | 6347 | | | | | |
| 9) Other expenses | 6348 | | | | | |
| **EXPENSES (1 + 2 + 3 + 4 + 5 + 6 + 7 + 8 + 9)** | 6350 | | | | 67,262 | 67,262 |
| 10) Financial income | 6351 | | | | 74,244 | 74,244 |
| 11) Management or contribution contracts | 6352 | | | | | |
| 12) Transfers of R+D and licencing agreements | 6353 | | | | | |
| 13) Dividends received | 6354 | | | | | |
| 14) Leases | 6355 | | | | 834 | 834 |
| 15) Service contract | 6356 | | | | | |
| 16) Sale of goods (partially or totally completed) | 6357 | | | | | |
| 17) Profit from sale of assets or writeoff | 6358 | | | | | |
| 18) Other income | 6359 | 83,186 | | | | 83,186 |
| **INCOME (10 + 11 + 12 + 13 + 14 + 15 + 16 + 17 + 18)** | 6360 | 83,186 | | | 75,078 | 158,264 |

| OTHER TRANSACTIONS | | PRIOR PERIOD<br>Significant shareholders | Board Members and Managers | Persons, companies or entities connected to the Group | Other interested parties | Total |
|---|---|---|---|---|---|---|
| Purchase of tangible, intangible and other assets | 6371 | 464,290 | | | 219,088 | 683,378 |
| Financial agreements: loans and capital contributions (lender) | 6372 | | | | | |
| Financial lease contracts (lessor) | 6373 | | | | | |
| Amortisation or cancellation of loans and lease contracts (lessor) | 6377 | | | | | |
| Sale of tangible, intangible and other assets | 6374 | 147,640 | | | | 147,640 |
| Financial agreements: loans and capital contributions (borrower) | 6375 | 516,650 | | | | 516,650 |
| Financial lease contracts (lessee) | 6376 | | | | | |
| Amortisation or cancellation of loans and lease contracts (lessee) | 6378 | | | | | |
| Guarantees given | 6381 | | | | 62 | 62 |
| Guarantees received | 6382 | | | | | |
| Commitments entered into | 6383 | | | | | |
| Commitments/guarantees cancelled | 6384 | | | | | |
| Dividends and other distribution of results | 6386 | 146,247 | | | | 146,247 |
| Other operations | 6385 | | | | | |

# VI. INTERIM MANAGEMENT REPORT

## OPERATING REVENUES AND FUNDS UNDER MANAGEMENT

Direct insurance and accepted reinsurance premiums written by the subsidiaries of the Company amounted to €8,748.0 million in the first half of 2009, a 13% increase. Consolidated premiums totalled €8,313.1 million, a rise of 13.3%. Total operating revenues reached €10,218.6 million, including €175.8 million of new gross contributions to pension funds. The breakdown of these revenues by business line is shown in the following table:

| | **6M 2009** | 6M 2008 | % 09/08 |
|---|---|---|---|
| **Companies operating mainly in Spain** | **5,813.2** | **5,865.6** | **-0.9%** |
| - Gross written and accepted premiums | 4,630.0 | 4,692.4 | -1.3% |
| - Income from investments | 899.4 | 828.5 | 8.6% |
| - Other revenues | 283.8 | 344.7 | -17.7% |
| **Companies operating mainly abroad** | **4,633.0** | **3,453.3** | **34.2%** |
| - Gross written and accepted premiums | 4,118.0 | 3,046.6 | 35.2% |
| - Income from investments | 421.3 | 332.1 | 26.9% |
| - Other revenues | 93.7 | 74.6 | 25.6% |
| **Parent company** | **458.2** | **424.5** | **7.9%** |
| TOTAL REVENUES | **10,904.4** | **9,743.3** | **11.9%** |
| Consolidation adjustments and other companies | -861.6 | -847.6 | 1.7% |
| TOTAL CONSOLIDATED REVENUES | **10,042.8** | **8,895.7** | **12.9%** |
| Gross contributions to pension funds | 175.8 | 194.1 | -9.4% |
| **TOTAL REVENUES FROM OPERATIONS** | **10,218.6** | **9,089.8** | **12.4%** |

*Figures in million euros*

In the first half of 2009, both the total cumulative and total consolidated revenues exceeded the figures for the previous year, having grown 11.9% and 12.9%, respectively, as a consequence of the following factors:

- strong growth in Latin America (20.3%);
- the inclusion of THE COMMERCE GROUP, UNION DUERO VIDA and DUERO PENSIONES;

- a slight decrease in premiums in Spain (-1.3%), driven mainly by the contraction of business volumes in the Motor insurance business and in the bancassurance channel, that has been compensated for to a significant extent by the strong performance of the Homeowner, Health and Life agents channel lines;
- the reduction in revenues at the non-insurance subsidiaries and affiliates as a result of the economic crisis.

The following table shows the evolution of funds under management in Life assurance and Savings products:

| | **6M 2009** | 6M 2008 | % 09/08 |
|---|---|---|---|
| Life assurance technical reserves | 17,150.7 | 16,187.1 | 6.0% |
| Pension funds | 3,460.0 | 2,944.8 | 17.5% |
| Mutual funds and managed portfolios | 2,351.0 | 3,426.0 | -31.4% |
| **TOTAL** | **22,961.7** | **22,557.9** | **1.8%** |

*Figures in million euros*

The variation in funds under management during the first half of 2009 mainly reflects: the inclusion of UNION DUERO VIDA and DUERO PENSIONES; the good performance of new business volumes in unit-linked insurance in the agents channel; surrenders and maturities in Life assurance in the bancassurance channel and reimbursements of mutual funds in the agents channel; the fall in the market value of financial assets; and sustained business growth in Brazil.

Excluding the effect of the adjustments arising from the change in the market value of the assets backing Life assurance technical reserves, funds under management would have increased 0.3%.

## Spain

Direct insurance and accepted reinsurance premiums written by the companies that operate primarily in Spain reached €4,630.0 million, to which €175.8 million of new gross contributions to pension funds must be added, with the following breakdown by company:

| | **6M 2009** | 6M 2008 | % 09/08 |
|---|---|---|---|
| MAPFRE FAMILIAR(1) | 2,435.4 | 2,518.1 | -3.3% |
| MAPFRE EMPRESAS(1) | 870.8 | 925.1 | -5.9% |
| **NON-LIFE INSURANCE IN SPAIN** | **3,306.2** | **3,443.2** | **-4.0%** |
| LIFE SAVINGS | 1,111.9 | 1,051.7 | 5.7% |
| Agents channel | 647.2 | 556.3 | 16.3% |
| Bank channel - CAJA MADRID | 250.5 | 401.6 | -37.6% |
| Bank channel - Other(2) | 214.2 | 93.8 | 128.4% |
| LIFE PROTECTION | 211.9 | 197.5 | 7.3% |
| Agents channel | 104.8 | 105.4 | -0.6% |
| Bank channel - CAJA MADRID | 69.1 | 66.4 | 4.1% |
| Bank channel - Other(2) | 38.0 | 25.7 | 47.9% |
| **LIFE ASSURANCE IN SPAIN(2)** | **1,323.8** | **1,249.2** | **6.0%** |
| **TOTAL PREMIUMS** | **4,630.0** | **4,692.4** | **-1.3%** |
| **Gross contributions to pension funds** | **175.8** | **194.1** | **-9.4%** |

*Figures in million euros*

(1) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the AGRICULTURAL AND LIVESTOCK UNIT's business is included in MAPFRE EMPRESAS.

(2) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES. In addition, figures for 6M 2009 also include UNIÓN DUERO VIDA, consolidated from 1.7.2008. MAPFRE VIDA's branch in Portugal is included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL).

The variation in premiums at MAPFRE FAMILIAR reflects:

- the decline of 9.8% in Motor insurance, which was more moderate than in the previous quarter, thanks to sales and loyalty initiatives, to the launch of new products designed for specific segments of the customer base, and to a less pronounced fall in car sales. At the end of the period, MAPFRE insured 5,882,000 vehicles in Spain;
- the good performance of Homeowner (+5%) and Condominiums (+3.9%) insurance;
- the 5.8% rise in Health, Accident and Burial insurance, thanks to the strength of the Health line (+9.5%).

Premiums development at MAPFRE EMPRESAS reflects a contraction in sales in the Industrial Risks line, due to the slowdown in the economic activity in Spain, and in the

Credit line, as a result of the non-renewal of loss-making portfolios. These effects were partly compensated for by the good performance of the Global Risks business.

The evolution of Life assurance premiums reflects:

- a larger issuance of unit-linked insurance and PPAs (Assured Pension Plans) through the agents channel, that made up for a comparatively lower volume of sales through the bancassurance channel;
- the good performance of Life – Protection premiums, which have grown 7.3%;
- the lower volume of business in the large corporate clients segment (€50.4 million versus €73.7 million in 6M 2008);
- the inclusion of UNION DUERO VIDA.

The following table shows the breakdown by company of premiums written through the agents and bank channels:

| | AGENTS AND OTHER | | | BANK CHANNEL | | | TOTAL | | |
|---|---|---|---|---|---|---|---|---|---|
| | **6M 2009** | 6M 2008 | **Var. %** | **6M 2009** | 6M 2008 | **Var. %** | **6M 2009** | 6M 2008 | **Var. %** |
| LIFE(1) | 701.5 | 587.9 | 19.3% | 571.9 | 587.5 | -2.7% | 1,273.4 | 1,175.5 | 8.3% |
| MAPFRE FAMILIAR(2) | 2,326.4 | 2,399.2 | -3.0% | 109.0 | 118.9 | -8.3% | 2,435.4 | 2,518.1 | -3.3% |
| MAPFRE EMPRESAS(2) | 863.0 | 913.2 | -5.5% | 7.8 | 11.9 | -34.5% | 870.8 | 925.1 | -5.9% |
| NON-LIFE | 3,189.4 | 3,312.4 | -3.7% | 116.8 | 130.8 | -10.7% | 3,306.2 | 3,443.2 | -4.0% |
| LIFE(1) | | | | | | | | | |
| MAPFRE VIDA - Large corporate operations | | | | | | | 50.4 | 73.7 | -31.6% |
| **TOTAL(1)** | 3,890.9 | 3,900.3 | -0.2% | 688.7 | 718.3 | -4.1% | 4,630.0 | 4,692.4 | -1.3% |

*Figures in million euros*

(1) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES. In addition, figures for 6M 2009 also include UNIÓN DUERO VIDA, consolidated from 1.7.2008. MAPFRE VIDA's branch in Portugal is included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL).

(2) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the AGRICULTURAL AND LIVESTOCK UNIT's business is included in MAPFRE EMPRESAS.

Other revenues from companies that operate primarily in Spain reached €283.8 million, a decrease of 17.7% over the previous year. Their breakdown by company is shown in the following table:

| | **6M 2009** | 6M 2008 | % 09/08 |
|---|---|---|---|
| MAPFRE INVERSIÓN and subsidiaries | 42.0 | 53.5 | -21.5% |
| MAPFRE INMUEBLES | 13.8 | 37.3 | -63.0% |
| MAPFRE QUAVITAE | 67.6 | 62.0 | 9.0% |
| Other entities | 160.4 | 191.9 | -16.4% |
| **TOTAL** | **283.8** | **344.7** | **-17.7%** |

*Figures in million euros*

The subsidiaries that operate in stockbroking, as well as mutual and pension fund management, which are grouped under MAPFRE INVERSIÓN, obtained revenues of €42.0 million, a decrease of 21.5% over the first half of 2008. The volume of assets in mutual funds and managed portfolios stood at €2,351.0 million, equivalent to a 31.4% decrease. At the end of the first half of 2009, assets managed in pension funds reached €1,495.0 million, a 1.7% decrease.

The decrease in "Other entities" reflects primarily a lower business volume at the subsidiaries of MAPFRE FAMILIAR.

## International

Premiums written and accepted by the companies whose activity is primarily international evolved as follows:

| | 6M 2009 | 6M 2008 | % 09/08 |
|---|---|---|---|
| Life | 469.7 | 344.9 | 36.2% |
| LATIN AMERICA | 453.3 | 324.6 | 39.6% |
| OTHER COUNTRIES[1] | 16.4 | 20.3 | -19.2% |
| Non-life | 2,440.3 | 1,670.4 | 46.1% |
| LATIN AMERICA | 1,575.0 | 1,362.0 | 15.6% |
| OTHER COUNTRIES[1] | 865.3 | 308.4 | 180.6% |
| **DIRECT INSURANCE** | **2,910.0** | **2,015.3** | **44.4%** |
| ACCEPTED REINSURANCE | 1,018.5 | 860.5 | 18.4% |
| ASSISTANCE | 189.4 | 170.8 | 10.9% |
| **TOTAL CUMULATIVE PREMIUMS** | **4,118.0** | **3,046.6** | **35.2%** |

*Figures in million euros*

(1) Includes THE COMMERCE GROUP (USA), MAPFRE USA, MAPFRE INSULAR (the Philippines), MAPFRE GENEL SIGORTA (Turkey) and the businesses in Portugal.

The strong premiums growth at MAPFRE AMERICA reflects the excellent business performance in Brazil, Colombia and Venezuela, especially in the Motor, Health and Life Assurance lines. The following table shows the breakdown of the growth rates of Direct Insurance premiums achieved in the various countries:

| | PREMIUMS (LIFE AND NON-LIFE) | | | |
|---|---|---|---|---|
| **COUNTRY** | **6M 2009** | 6M 2008 | % 09/08 | Local Currency % 09/08 |
| BRAZIL[1] | **747.0** | 671.1 | 11.3% | 24.4% |
| VENEZUELA | **371.3** | 192.8 | 92.6% | 66.6% |
| MEXICO | **215.1** | 228.9 | -6.0% | 7.3% |
| ARGENTINA | **194.1** | 161.8 | 20.0% | 21.4% |
| PUERTO RICO | **143.9** | 139.9 | 2.9% | -10.8% |
| OTHER COUNTRIES[2] | **356.9** | 292.1 | 22.2% | --- |
| **MAPFRE AMÉRICA** | **2,028.3** | 1,686.6 | 20.3% | --- |

*Figures in million euros*

(1) Figures for Brazil for 6M 2009 include premiums from MAPFRE NOSSA CAIXA of €117.9 million (€83.5 million in 6M 2008).

(2) Includes Chile, Colombia, the Dominican Republic, Ecuador, El Salvador, Paraguay, Peru and Uruguay.

The INTERNATIONAL OPERATING UNIT obtained a total premiums volume of €881.7 million, with a notable increase due to the inclusion of the US insurance group THE

COMMERCE GROUP. The breakdown of the growth rates of Direct Insurance premiums achieved in the various countries is shown in the following table.

| | PREMIUMS (LIFE AND NON-LIFE) | | | |
|---|---|---|---|---|
| | | | | Local currency |
| **COUNTRY** | **6M 2009** | 6M 2008 | % 09/08 | % 09/08 |
| USA(1) | **674.4** | 107.4 | --- | --- |
| TURKEY | **111.5** | 124.7 | -10.6% | 1.4% |
| PORTUGAL | **81.9** | 84.5 | -3.1% | -3.1% |
| PHILIPPINES | **13.9** | 12.1 | 14.9% | 17.5% |
| **INTERNATIONAL OPERATING UNIT** | **881.7** | 328.7 | 168.2% | |

*Figures in million euros*

(1) Includes THE COMMERCE GROUP and MAPFRE USA. Does not include Puerto Rico.

In the accepted reinsurance business, MAPFRE RE and its subsidiaries recorded a consolidated volume of premiums of €1,018.5 million (€860.5 million in the first half of 2008). The 18.4% increase reflects the success of the latest renewal campaigns in the winning of new business and quota increases, as well as larger cessions from the Group's international subsidiaries. Net written premiums amounted to €687.5 million, which is equal to a retention rate of 67.5% (66.9% in the first half of 2008).

The total revenues (premiums and revenues from the sale of services) at MAPFRE ASISTENCIA and its subsidiaries reached €255.8 million, a 10.4% increase over the same period of the previous year. Of these, €189.4 million corresponded to written and accepted premiums, with a 10.9% rise, and €66.4 million to revenues from services, a 9.0% increase.

## MANAGEMENT RATIOS

In Non-life lines, the consolidated combined ratio was 94.4%. The increase in the ratio reflects: a higher loss ratio at MAPFRE AMERICA and MAPFRE GLOBAL RISKS; as well as an increase in the expense ratio at MAPFRE EMPRESAS, partially mitigated by the reduction at MAPFRE AMERICA. The development of the main management ratios is shown in the following table:

| | RATIOS | | | | | |
|---|---|---|---|---|---|---|
| | EXPENSE RATIO(1) | | LOSS RATIO(2) | | COMBINED RATIO(3) | |
| COMPANY | 6M 2009 | 6M 2008 | 6M 2009 | 6M 2008 | 6M 2009 | 6M 2008 |
| **MAPFRE S.A. consolidated** | **24.3%** | 23.1% | **70.1%** | 69.4% | **94.4%** | 92.5% |
| **Companies operating primarily in Spain** | | | | | | |
| MAPFRE FAMILIAR(4) | **17.5%** | 17.2% | **72.2%** | 72.3% | **89.7%** | 89.5% |
| MAPFRE EMPRESAS(5) | **24.3%** | 17.6% | **66.1%** | 66.2% | **90.4%** | 83.8% |
| **TOTAL NON-LIFE SPAIN** | **18.6%** | 17.3% | **71.2%** | 71.3% | **89.8%** | 88.6% |
| LIFE ASSURANCE OP. UNIT(6) | **1.05%** | 1.00% | | | | |
| **Companies operating primarily abroad** | | | | | | |
| MAPFRE AMÉRICA | **32.6%** | 36.0% | **70.0%** | 66.7% | **102.6%** | 102.7% |
| INTERNATIONAL OP. UNIT | **26.3%** | 22.7% | **72.3%** | 73.9% | **98.6%** | 96.6% |
| **INT'L. DIRECT INSURANCE DIVISION** | **30.6%** | 33.5% | **70.7%** | 68.1% | **101.3%** | 101.6% |
| MAPFRE RE | **28.1%** | 28.6% | **63.9%** | 64.0% | **92.0%** | 92.6% |
| MAPFRE ASISTENCIA | **26.4%** | 24.8% | **65.8%** | 66.9% | **92.2%** | 91.7% |

(1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-life business.

(2) (Net claims incurred + variation of other technical reserves) / Net premiums earned. Figures for the Non-life business.

(3) Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business.

(4) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the AGRICULTURAL AND LIVESTOCK UNIT's business is included in MAPFRE EMPRESAS.

(5) Given their importance, the net revenues from the risk classification activities of the credit and surety business are subtracted from the numerator of the expense ratio.

(6) Net operating expenses / average third party funds under management. Annualised figures for MAPFRE VIDA.

## RESULTS

The net result attributable to the parent company (after minority interests) reached €530.6 million, a 0.2% increase.

The following table shows the sources and breakdown of results:

| | 6M 2009 | 6M 2008 | % Var. |
|---|---|---|---|
| **NON-LIFE INSURANCE AND REINSURANCE** | | | |
| Gross written and accepted premiums | 6,449.1 | 5,693.6 | 13.3% |
| Premiums earned, net of ceded and retroceded reinsurance | 5,059.1 | 4,243.5 | 19.2% |
| Net claims incurred and variation in other technical provisions | -3,546.4 | -2,944.0 | 20.5% |
| Operating expenses, net of reinsurance | -1,208.8 | -954.2 | 26.7% |
| Other technical income and expenses | -19.8 | -25.9 | -23.6% |
| **Technical Result** | **284.1** | **319.4** | **-11.1%** |
| Net fin'l. income and other non-technical income and expenses | 361.6 | 292.0 | 23.8% |
| **Result of Non-life business** | **645.7** | **611.4** | **5.6%** |
| LIFE ASSURANCE AND REINSURANCE | | | |
| Gross written and accepted premiums | 1,864.0 | 1,643.8 | 13.4% |
| Premiums earned, net of ceded and retroceded reinsurance | 1,722.3 | 1,552.6 | 10.9% |
| Net claims incurred and variation in other technical reserves | -1,703.3 | -1,585.4 | 7.4% |
| Operating expenses, net of reinsurance | -256.3 | -235.5 | 8.8% |
| Other technical income and expenses | -2.4 | -3.8 | -36.8% |
| **Technical Result** | **-239.7** | **-272.1** | **-11.9%** |
| Net fin'l income and other non-technical income and expenses | 395.6 | 450.0 | -12.1% |
| Unrealised gains and losses in Unit-Linked products | 8.8 | -22.7 | --- |
| **Result of Life business** | **164.7** | **155.0** | **6.3%** |
| OTHER BUSINESS ACTIVITIES | | | |
| Operating revenues | 260.0 | 287.0 | -9.4% |
| Operating expenses | -258.8 | -318.0 | -18.6% |
| Other revenues and expenses | 1.4 | 51.7 | --- |
| **Results from other business activities** | **2.6** | **20.7** | **-87.4%** |
| **Result before tax and minority interests** | **813.0** | **787.1** | **3.3%** |
| Taxes | -228.9 | -211.6 | 8.2% |
| **Result after tax** | **584.1** | **575.5** | **1.5%** |
| Result after tax from discontinued operations | -0.8 | 1.0 | --- |
| **Result for the year** | **583.3** | **576.5** | **1.2%** |
| Result attributable to minority shareholders | -52.7 | -47.1 | 11.9% |
| **Result attributable to the controlling Company** | **530.6** | **529.4** | **0.2%** |

*Figures in million euros*

The results for the first half of 2008 included net gains of €83.2 million (after taxes and minority interests) arising from the reorganisation of the structure of the alliance with CAJA MADRID, from which provisions for the write-down of real estate stock at MAPFRE INMUEBLES must be deducted. The 6M09 figures include €37.7 million of capital gains (after taxes and minority interests) from the partial buyback of subordinated debt. Excluding these extraordinary gains, the net attributable result grew 5.5% over the same period in 2008.

The contribution of the main Units and Companies to the consolidated results is shown in the following table:

| | Net Result | Minority interests | **Contribution to consolidated result 6M 2009** | Contribution to consolidated result 6M 2008 |
|---|---|---|---|---|
| **INSURANCE ACTIVITIES** | | | | |
| LIFE ASSURANCE OP. UNIT(1) | 67.7 | | **67.7** | 87.1 |
| MAPFRE FAMILIAR(2) | 250.3 | | **250.3** | 252.6 |
| MAPFRE EMPRESAS(2) | 51.3 | | **51.3** | 70.2 |
| **OTHER ACTIVITIES** | | | | |
| MAPFRE INMUEBLES | -7.0 | | **-7.0** | -20.1 |
| MAPFRE QUAVITAE | -0.4 | 0.2 | **-0.2** | -0.4 |
| BANCO DE S.F. CAJA MADRID - MAPFRE | | | **-11.9** | 3.1 |
| Other companies and consolidation adjustments | | | | 0.0 |
| **COMPANIES OPERATING MAINLY IN SPAIN** | | | **350.2** | 392.5 |
| MAPFRE AMERICA | 64.4 | -7.2 | **57.2** | 45.8 |
| MAPFRE RE | 61.1 | -5.2 | **55.9** | 50.0 |
| MAPFRE ASISTENCIA | 7.1 | | **7.1** | 7.4 |
| INTERNATIONAL OP. UNIT(3) | 54.6 | -6.8 | **47.8** | 24.3 |
| **COMPANIES OPERATING MAINLY ABROAD** | | | **168.0** | 127.5 |
| Other companies and consolidation adjustments | | | **12.4** | 9.4 |
| **MAPFRE S.A.** | | | **530.6** | 529.4 |

*Figures in million euros*

1) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES, UNION DUERO VIDA and DUERO PENSIONES.

2) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the AGRICULTURAL AND LIVESTOCK UNIT's business is included in MAPFRE EMPRESAS.

3) Includes THE COMMERCE GROUP (USA), MAPFRE USA, MAPFRE INSULAR (the Philippines), MAPFRE GENEL SIGORTA (Turkey) and the businesses in Portugal.

## BALANCE SHEET

The following table shows the consolidated balance sheet:

| | 30.6.09 | 31.12.08 | 30.6.08 | Change YoY |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Goodwill | 1,627.7 | 1,601.3 | 1,625.5 | 0.1% |
| Fixed assets | 453.9 | 373.7 | 383.6 | 18.3% |
| Cash & equivalents | 1,514.0 | 1,415.1 | 1,250.0 | 21.1% |
| Investments & real estate | 29,388.2 | 29,732.8 | 28,895.0 | 1.7% |
| Participation by reinsurance in technical reserves | 2,490.0 | 2,565.8 | 2,539.2 | -1.9% |
| Other assets | 7,116.4 | 6,000.7 | 6,518.0 | 9.2% |
| **TOTAL ASSETS** | **42,590.2** | **41,689.4** | **41,211.3** | **3.3%** |
| **LIABILITIES** | | | | |
| Shareholders' Equity | 5,508.3 | 4,902.2 | 4,818.7 | 14.3% |
| Minority interests | 816.9 | 814.2 | 763.0 | 7.1% |
| Financial & subordinated debt | 2,652.0 | 3,044.5 | 3,417.0 | -22.4% |
| Technical reserves | 29,560.7 | 28,857.2 | 28,340.7 | 4.3% |
| - Life assurance reserves | 16,774.0 | 16,677.6 | 16,016.6 | 4.7% |
| - Other technical reserves | 12,786.7 | 12,179.6 | 12,324.1 | 3.8% |
| Reserves for risks and expenses | 391.7 | 316.5 | 308.5 | 27.0% |
| Other liabilities | 3,660.6 | 3,754.8 | 3,563.4 | 2.7% |
| **TOTAL LIABILITIES** | **42,590.2** | **41,689.4** | **41,211.3** | **3.3%** |

*Figures in million euros*

Total assets under management, including mutual and pension funds, amounted to €48,401.2 million (€47,759.1 million at the end of the previous year), a 1.3% increase.

## SHAREHOLDERS' EQUITY AND RETURNS

The net consolidated equity stood at €6,325.2 million, compared to €5,716.4 million as at 31.12.2008. Of said amount, €816.9 million corresponded to minority interests in subsidiaries. Consolidated equity per share amounted to €1.92 at the end of the first half of 2009 (€1.8 as at 31.12.2008).

The variation in net equity during the year is shown in the following table:

| | 2009 | 2008 |
|---|---|---|
| **BALANCE AS AT PRIOR YEAR END** | **5,716.4** | **5,614.4** |
| Additions and deductions accounted for directly in equity | | |
| Investments available for sale | -65.8 | -754.9 |
| Translation adjustments | 16.3 | -137.6 |
| Shadow accounting | 158.8 | 407.5 |
| TOTAL | 109.3 | -485.0 |
| Result for the period | 583.3 | 576.5 |
| Distribution of previous year's result | -241.0 | -203.1 |
| Interim dividend for the year | --- | --- |
| Other items | 157.2 | 78.9 |
| **BALANCE AS AT PERIOD END** | **6,325.2** | **5,581.7** |

*Figures in million euros*

Net equity shows an increase of €608.8 million since 31.12.2008, which reflects:

- a smaller decrease in the market value of the investment portfolio due to price volatility;
- positive translation adjustments, due mainly to the appreciation of the US Dollar (which has partially reverted in the second quarter) and various Latin American currencies;
- the result for the first half;
- the payment of the gross final dividend of €0.08 per share, approved by the AGM on 7th March that was almost entirely compensated for by the successful scrip dividend, which contributed €167.2 million[1] to equity.

[1] Before duties, taxes and expenses.

## REDUCTION OF DEBT LEVELS

During the first half, the following debt reduction operations were undertaken:

- the partial amortisation by €550 million of the bridge loan drawn to acquire THE COMMERCE GROUP;
- partial repurchases of subordinated debt amounting to €98.6 million;
- repayments of drawn credit lines at subsidiaries by €58.8 million.

These operations were funded using the cash flow generated in the period, available cash and a drawdown of the syndicated credit line, leading to a net decrease of €392.5 million in the balance of ordinary and subordinated debt at the consolidated group level.

## HUMAN RESOURCES

The number of employees at the end of the first half of the year and its breakdown by line of business is shown in the following table:

| | 6M 2009 | 6M 2008 | Var. |
|---|---|---|---|
| Insurance companies | 24,619 | 24,166 | 1.9% |
| Other businesses | 10,201 | 9,428 | 8.2% |
| TOTAL | 34,820 | 33,594 | 3.6% |

At the end of the first half of 2009, there were 16,940 employees in Spain and 17,880 abroad (16,519 and 17,075, respectively, as at 30.6.2008).

## ENVIRONMENTAL ISSUES

The Group companies do not have any environmental related item that might be significant or specifically included in the present management report.

## MAIN RISKS AND UNCERTAINTIES FOR THE SECOND HALF OF THE YEAR

The business activities of MAPFRE are exposed to the uncertainty and risk factors that may affect in general terms the results and equity of the companies that operate in the market in the same business segments (basically, insurance and reinsurance).

Nevertheless, the Group is reasonably protected against said risks through a consistent strategic approach based on:

- A rigorous technical approach to the underwriting of risks and the handling of claims, together with a level of expenses below market average.
- A conservative investment management policy.
- A reasonable level of indebtedness that does not entail liquidity nor refinancing issues with adverse conditions.

Within this framework, the main uncertainties for the second half of the year are derived from the negative economic environment in the main countries in which the Group carries out its business activities. More specifically:

- A contraction in the level of economic activity, leading to a fall in the demand for insurance products and in the results from the subsidiaries of BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE.
- Negative inflation.
- Possible fluctuations in the market value of financial investments.
- A fall in the market value of real estate investments.
- A fall in the sales of real estate developed by MAPFRE INMUEBLES, whose revenues in 2008 contributed 0.34% of the Group's total revenues.

The Board of Directors deems that MAPFRE is well prepared to face these situations and is adopting the appropriate measures to reduce their consequences as much as possible. The accounts for the first half reflect appropriately the impact of these risks.

# European Embedded Value 2008

**23rd July 2009**



MAPFRE

Nº 2009 – 15

- European Embedded Value analysis
- Watson Wyatt certification
- Methodological appendix
- Statistical appendix
- Glossary

# Executive summary

MAPFRE

| EEV evolution in 2008 | | |
|---|---|---|
| Value of In-force Business (VIF) | 1,405.4 | +6.1% |
| European Embedded Value (EEV[1]) | 2,191.8 | +13.0% |
| Return on Embedded Value (RoEV) | 9.4% | +2.3p.p |
| Value added by new business | 226.3 | +44.7% |
| New business margin | 5.5% | +1.3p.p |

Million Euros

**These results reflect mainly:**

- A greater weight of Life-Protection insurance
- The inclusion of UNIÓN DUERO VIDA and DUERO PENSIONES into the scope of consolidation
- A new distribution agreement signed by MAPFRE VERA CRUZ, which mitigates to a significant extent the effect of the depreciation of the Brazilian Real
- Sales focus on shorter duration products

*Watson Wyatt has acted as advisor in the preparation of the figures shown herein and has also verified their compliance with the EEVP[2].*

1) "European Embedded Value Principles" ("EEVP"). Further details on the share of minority interests are provided on slides 6,7 and 38 of this document.
2) As per the certification letters contained in the Appendix.

# EEV components

MAPFRE

| | |
|---|---|
| **ANAV** | ▪ Adjusted Net Asset Value. |
| **+** | |
| **PVIF** | ▪ Present value of the in-force business, after tax, calculated on the basis of risk-free investment returns and discounted using the risk-free yield curve. |
| **−** | |
| **TVFOGs** | ▪ Time value of embedded financial options and guarantees. |
| **−** | |
| **CoC** | ▪ Cost of capital. |
| **=** | |

**European Embedded Value**

# EEV components and their variation in 2008

MAPFRE



EEV 2007
EEV 2008(1)
614.3
1,637.9
(202.8)
(110.1)
1,939.3
786.4
172.2
614.3
1.724.0
86.1
1,637.9
(11.5)
(202.8)
(214.3)
5.8
(110.1)
(104.3)
2,191.9
ANAV 2007
PVIF
CoC
TVFOGs
EEV 2007
ANAV 2008
PVIFs
CoC
TVFOGs
EEV 2008
EEV 2007 and 2008
Value in 2007
Changes in 2008


Million Euros

1) Aggregate EEV for the covered businesses, with no adjustment for the share of minority interests in their respective VIFs. Additional information on which is provided on slides 7 and 38 of this document

# Breakdown of 2008 EEV(1)

MAPFRE

## By business line

| | € mill. | % | Var. % |
|---|---|---|---|
| **Adjusted Net Asset Value[2]** | **786.4** | **35.9%** | **28.0%** |
| **Net PVIF[3] - Life Assurance[4]** | **1,170.8** | **53.4%** | **15.5%** |
| - PVIF | 1,370.3 | 62.5% | 14.0% |
| - CoC | (199.5) | -9.1% | 6.0% |
| **Net PVIF[3] - Investment Funds** | **147.7** | **6.7%** | **-27.9%** |
| - PVIF | 150.7 | 6.9% | -27.6% |
| - CoC | (3.0) | -0.1% | -11.2% |
| **Net PVIF[3] - Pension Funds** | **191.2** | **8.7%** | **-11.7%** |
| - PVIF | 203.0 | 9.3% | -10.9% |
| - CoC | (11.8) | -0.5% | 5.9% |
| **TVFOGs** | **(104.3)** | **-4.8%** | **-5.3%** |
| **EEV 2008** | **2,191.8** | **100.0%** | **13.0%** |
| **Initial capital used to calculate the CoC[5]** | **733.1** | **--** | **-3.0%** |

2007: 755.7

## By distribution channel

| | € mill. | % | Var. % |
|---|---|---|---|
| **Adjusted Net Asset Value** | **786.4** | **35.9%** | **28.0%** |
| **Net PVIF - Spanish agents' channel** | **898.6** | **41.0%** | **-5.3%** |
| - PVIF | 1,030.5 | 47.0% | -4.3% |
| - CoC | (131.9) | -6.0% | 3.5% |
| **Net PVIF - Caja Madrid channel** | **188.5** | **8.6%** | **1.0%** |
| - PVIF | 242.1 | 11.0% | -1.5% |
| - CoC | (53.6) | -2.4% | -9.2% |
| **Net PVIF - other Spanish bancassurance channels** | **293.5** | **13.4%** | **67.4%** |
| - PVIF | 312.7 | 14.3% | 68.5% |
| - CoC | (19.2) | -0.9% | 86.3% |
| **Net PVIF - MAPFRE VERACRUZ VIDA** | **129.1** | **5.9%** | **4.2%** |
| - PVIF | 138.8 | 6.3% | 6.8% |
| - CoC | (9.7) | -0.4% | 61.2% |
| **TVFOGs** | **(104.3)** | **-4.8%** | **-5.3%** |
| **EEV 2007** | **2,191.8** | **100.0%** | **13.0%** |
| **Initial capital used to calculate the CoC[4]** | **733.1** | **--** | **-3.0%** |

**Million Euros**

1) The EEV of MAPFRE VIDA was calculated by Consultora MAPFRE VIDA and certified by Watson Wyatt; the EEV of the rest of the businesses has been calculated partly by Watson Wyatt and partly by Consultora MAPFRE VIDA. The certification letters are shown in the Appendix. Aggregate figures with no adjustment for the share of VIF corresponding to the minority interests (see pages 7 and 38)
2) Adjusted Net Asset value = MAPFRE VIDA pro forma + MAPFRE VERA CRUZ.
3) PVIF = Present Value of In-Force business, calculated using a risk-free rate
4) Includes the in-force values of the Life assurance and Accidental Death insurance businesses
5) EEV calculations based on an amount of capital equal to 100% of the required minimum as at 31/12/2008

# Minority interests in 2008 PVIF

## Breakdown of MAPFRE's 2008 PVIF



1,509.7
(104.3)
1,405.4
(248.0)
1,157.4
Consolidated PVIF pre-TVFOGs
TVFOGs
Consolidated PVIF post-TVFOGs
Minority interests
PVIF attributable to MAPFRE S.A.


Million Euros

# Value added in 2008 (aggregate figures)

MAPFRE

## Embedded Value Earnings


1,939.3
10.8
68.1
(78.3)
88.5
226.3
(44.6)
6.2
RoEV(1) = 9.4%
198.1
(24.5)
2,191.8
2007 EEV
Changes in model
Additions
Changes in assumptions
Expected return
Value added by new business
Deviation of actual value from expectations
Change in TVFOGs
Dividends paid and other items
2008 EEV

Million Euros

1) Return on Embedded Value = Value added in the year / Embedded Value, adjusted for model changes. The effect of the inclusion of the Life assurance and Pensions businesses of CAJA DUERO was not considered in the calculation of the RoEV

# Analysis of the main variations in EEV

MAPFRE

- The increase in the embedded value reflects primarily the following:

| Change | Description |
| --- | --- |
| Additions | ▪ Includes the PVIF and the ANAV of UNIÓN DUERO VIDA and DUERO PENSIONES (the value of new business is included in the corresponding item) |
| Model changes | ▪ Net positive effect arising from the changes in the way fees and the loss ratio are projected |
| Financial assumptions | ▪ Reflects primarily: – the effect of the fall in interest rates, which includes a positive impact of €123.7 million due to the application of lower discount rates, and a negative amount of €55.8 million due to the decrease in expected financial revenues – higher lapse rate assumptions, especially in the mutual and pension funds businesses, whose effect amounted to -€87.5 million – the depreciation of the Brazilian Real, with an impact of -€49.6 million – higher mortality rates, with a total effect of -€14.3 million |

Million Euros

# Analysis of the main variations in EEV(cont'd)

MAPFRE

| Change | Description |
|---|---|
| Expected return | ▪ Includes primarily the positive impact of the unwind of the discount rate, which amounted to €50 million, and the actual after-tax investment return on the beginning-of-the-year adjusted net asset value, net of the cost of capital |
| Deviation of actual value from expectations | ▪ Includes, among others, the effect of the depreciation of the Brazilian Real, which amounted to -€49,5 million |
| TVFOGs | ▪ The time value of financial options has decreased due to a lower weight of equities in the investment portfolio |

Million Euros

MAPFRE

# Value added by new business

## Added value evolution



5.5%
4.2%
156.4
226.3
2007
2008
Value added by new business (€ million)
Margin over PVNBI (%)


## Added value breakdown in 2008



By product
17.1%
12.2%
46.2%
24.5%
2.5%
8.2%
40.2%
49.0%
2007
2008
Life assurance – agents' channel
Life assurance – bank channel
Mutual funds
Pension funds
By distribution channel
6.5%
27.9%
19.3%
46.3%
36.5%
30.1%
11.2%
22.2%
2007
2008
Spain – agents' channel
Spain –Other bank channels
Spain – Caja Madrid channel
MAPFRE VERA CRUZ VIDA

# Analysis of the main variations in the value added by new business

MAPFRE

The increase in the value added by new business reflects:

| | | |
|---|---|---|
| 1 | A new distribution agreement signed by VERA CRUZ VIDA E PREVIDÊNCIA, which contributed €81.6 million to the value added by new business and was also the main reason for the margin increase | ▲ |
| 2 | A significant increase in the contribution from the new bancassurance agreements, which include the Life assurance and pension funds businesses of CAJA DUERO | ▲ |
| 3 | A decrease in the agents channel in Spain, mainly due to a lower demand of mutual and pension funds | ▼ |
| 4 | Lower contribution from the CAJA MADRID channel, primarily due to lower sales volumes | ▼ |

# Analysis of the main variations in the value added by new business (contd.)

MAPFRE

| | | |
|---|---|---|
| 5 | A higher relative weight of Life-Protection products | ▲ |
| 6 | A reduction of investment returns of Life-Savings products, partially offset by a lower discount rate | ▼ |
| 7 | Customer preference for more conservative products with shorter maturities | ▼ |

# Sensitivity analysis of the value of in-force business[1]

MAPFRE



Variation in PVIF
€ million
Resulting Value
Base scenario: €1,405.4 million
100bp increase in interest rates
-49.2
1,356.2
10% decrease in the value of stocks and real estate
-8.2
1,397.2
10% decrease in expenses
31.0
1,436.4
10% decrease in the lapse rate
98.0
1,503.4
5% decrease in mortality and morbidity
19.2
1,424.6


Million Euros

1) PVIF - TVFOGs – CoC

# Sensitivity analysis of the value added by new business

MAPFRE

**Variation in the value added by new business**
**€ million**

**Resulting Value**



Base scenario: €226.3 million
100bp increase in interest rates
-13.6
212.7
10% decrease in the value of stocks and real estate
0.0
226.3
10% decrease in expenses
6.0
232.3
10% decrease in the lapse rate
21.9
248.2
5% decrease in mortality and morbidity
7.7
234.0


Million Euros

MAPFRE

- European Embedded Value analysis
- **Watson Wyatt certification**
- Methodological appendix
- Statistical appendix
- Glossary

# Watson Wyatt certification – MAPFRE VIDA

Watson Wyatt
Worldwide

22 July 2009

Mapfre, S.A.
Carretera de Pozuelo 52
Edificio 1
28220 Majadahonda (Madrid)

Dear Sirs,

**Letter of certification - Embedded value of Mapfre Vida as at 31 December 2008**

1 Mapfre, S.A. has appointed Watson Wyatt Insurance Consulting, S.A. ("Watson Wyatt") to provide an actuarial certification on the calculation of the embedded value ("EV") as at 31 December 2008 of Mapfre Vida, S.A. de Seguros y Reaseguros sobre la Vida Humana ("Mapfre Vida") and its subsidiaries. The EV results have been prepared to comply with the European Embedded Value Principles and Guidance issued by the CFO Forum in May 2004 (the "EEV Principles").

**Scope**

2 The scope of our work has been to certify the calculation as at 31 December 2008 on an EEV Principles basis of the following components:

a. The adjusted consolidated net assets of:

- Mapfre Vida;

and its share in subsidiaries:

- Mapfre Caja Madrid Vida, S.A de Seguros y Reaseguros ("Mapfre Caja Madrid Vida");
- Mapfre Inversión S.V., S.A., consisting of Mapfre Inversión Dos, S.G.I.I.C., S.A. and Mapfre Vida Pensiones, E.G.F.P., S.A. ("Mapfre Inversión y Pensiones"); and
- Bankinter Seguros de Vida, SA de Seguros y Reaseguros ("Bankinter Vida").

b. The value of in-force business of Mapfre Vida, Mapfre Caja Madrid Vida and Mapfre Inversión y Pensiones. The covered business includes the life insurance, accidental death, mutual fund and pension fund business. The value of in-force business reported in this letter does not include the business of Bankinter Vida.

3 The adjusted consolidated net shareholders' assets as well as the value of 100% of the in-force business of Mapfre Vida, Mapfre Caja Madrid Vida and Mapfre Inversión y Pensiones have been calculated by Consultora Actuarial y de Pensiones Mapfre Vida, S.A. ("Consultora Mapfre Vida"). Watson Wyatt has carried out a review of these values of Mapfre Vida, Mapfre Caja Madrid Vida and Mapfre Inversión y Pensiones with respect to the following:

- The methodology used to calculate the adjusted consolidated net shareholders' assets and its validation against the information in the annual accounts.

Watson Wyatt
Worldwide

- The methodology used to calculate the value of in-force business. This included reasonableness checks to product level projections and reviewing the validation of the modelling against the accounts and liability schedules.
- The bases and assumptions used to calculate the value of in-force business. In addition, sample checks that the assumptions have been applied correctly and reasonableness tests have been carried out, including reasonableness checks on the results of the sensitivities of the EV and value of new business to changes in assumptions.
- The methodology used to analyse the change in value of in-force business over the year including the split of embedded value earnings into its various components.

4 For the purpose of carrying out our work, we have been provided with calculations carried out by Consultora Mapfre Vida and with supporting data. The assumptions on which the calculations have been based have been discussed with Consultora Mapfre Vida and are based upon information provided by them.

5 We have relied upon the accuracy and completeness, without any independent verification, of the supporting information we have been provided with during the course of our work, although we have reviewed it for reasonableness and consistency.

6 Our work and this letter are subject to the reliances and limitations contained in paragraphs 15 to 20 of this letter. The work is based on information received up to and including 16 July 2009.

**Embedded value at 31 December 2008**

7 On the assumptions made, the embedded value of 100% of the life insurance, accidental death, mutual fund and pension fund business of Mapfre Vida and its subsidiaries, excluding the value of in-force business of Bankinter Vida, as at 31 December 2008 is:

*Table 1: Embedded value as at 31 December 2007 and 2008 (thousand euros)*

| | 2007 | 2008 |
|---|---|---|
| Adjusted consolidated net assets(1) | 450,499 | 653,247 |
| Value of in-force business(2) | 1,031,474 | 988,652 |
| ***Embedded value*** | **1,481,973** | **1,641,899** |

(1) Net of the share held by external partners
(2) Gross of the share held by external partners and excluding Bankinter Vida's business

8 The values shown in Table 1 assume taxation on future statutory profits of 30%. These values are net of the annual cost of holding a level of capital which in the 2008 valuation has been assumed equal to 4% of 100% of the minimum legal requirement.

9 The adjusted consolidated net assets shown in Table 1 are equal to the consolidated statutory net assets of Mapfre Vida and its subsidiaries, adjusted by taking into account the market value of assets and by deducting unamortised acquisition expenses, goodwill, donations and dividends not considered in the statutory net assets, all after tax.

**Embedded value earnings in 2008**

10 Embedded value earnings are defined in this letter as the change in embedded value during the year.

2

# Watson Wyatt certification – MAPFRE VIDA (contd.)

MAPFRE

Watson Wyatt
Worldwide

11 The embedded value earnings were analysed as follows:

*Table 2: Analysis of embedded value earnings in 2008 (thousand euros)*

| | 2008 |
|---|---|
| Changes in the model | 7,036 |
| Changes in assumptions | (20,763) |
| Expected return | 81,571 |
| Value added by new business(1) | 75,660 |
| Variance between actual and expected experience | 10,496 |
| Changes in the TVFOGs | 5,945 |
| *Embedded value earnings* | 159,946 |

(1) Value at the end of year 2008

**Assumptions**

12 The principal assumptions used in the calculation of the embedded values are set out below:

- New money pre-tax investment returns, before investment expenses, have been based on Euroswap yields at the valuation date without any investment spreads. Book investment returns on existing assets continue to apply until assets reach their maturity or are sold, without adjusting the asset cash flows for any differences between the market yield of the existing assets and the discount rate used to calculate the value of in-force business.
- The value of in-force business has been calculated by discounting at the Euroswap curve as at the valuation date.
- The time value of financial options and guarantees has been calculated using a stochastic model with 1000 scenarios consistent with the market prices of swaptions as at 31 December 2008.
- The cost of capital has been calculated assuming an annual cost equal to 4% of 100% of the minimum legal requirement.
- To derive the expense assumptions used in the 2008 calculation, actual management expenses in 2008 assigned to the life insurance, accidental death, mutual fund and pension fund business, with the exception of non-recurrent expenses, have been fully allocated to different product lines and, within each line, between expenses related to the acquisition of new business and those related to the maintenance of in-force business.
- Maintenance expenses, expressed in euros per policy, have been assumed to increase at 2.5% per annum inflation rate.
- Salesforce commissions have been assumed to continue in the future at the scales existing at each respective valuation date.
- Life policyholder profit participation rates and product charges, as well as mutual fund and pension fund commission rates, have been assumed to continue in the future at the levels existing at each respective valuation date.
- Mortality, lapse and other discontinuance assumptions have been based on internal studies of recent operating experience and, where appropriate, on industry experience.

3

Watson Wyatt
Worldwide

- It has been assumed that there will be no change in the methods and bases used to calculate technical reserves and surrender values, except for the future strengthening of the group and individual annuity and endowment mathematical reserves required to satisfy Spanish regulations.

**Sensitivities**

13 Consultora Mapfre Vida has prepared calculations of the sensitivity of the value of in-force business and new business contribution to various changes in assumptions. The results are summarised in Table 3.

*Table 3: Summary of sensitivities (thousand euros)*

| | Change in the value of in-force business | Change in new business contribution |
|---|---|---|
| 100bp increase in interest rates | (29,325) | (5,707) |
| 10% decrease in equity and property values | (8,210) | 0 |
| 10% decrease in expenses | 20,837 | 3,026 |
| 10% decrease in the lapse rate | 77,709 | 16,130 |
| 5% decrease in mortality and morbidity | 6,874 | 2,762 |

**Conclusions**

14 In our opinion:

a. The methodology adopted to determine the value of in-force business complies with the EEV Principles;

b. The assumptions made in the determination of the value of in-force business comply with the EEV Principles; and

c. The presentation of the movement in the value of in-force business and the sensitivities of the value of in-force business and the new business contribution is reasonable based on Principle 12 of the EEV Principles.

**Reliances and limitations**

15 The review was conducted on behalf of Mapfre, S.A. and designed according to the terms and requirements of the Directors of Mapfre, S.A. Watson Wyatt does not assume responsibility to anyone other than Mapfre, S.A for any decisions taken based on this letter of certification.

16 In carrying out our review we have relied without independent verification upon the accuracy and completeness of the data and information provided to us, both in written and oral form, by Consultora Mapre Vida and Mapfre Vida and its subsidiaries and the Directors of Mapfre, S.A know of no other information or data which ought to have been made available to Watson Wyatt that would materially affect the opinion set out herein.

17 Reliance has been placed upon, but not limited to, information regarding historic annual reports and accounts, life insurance and mutual and pension fund product characteristics and charges, asset allocations by product line, asset values, expense analyses, salesforce commission scales, internal claim and discontinuance studies, levels of in-force premiums, number of policies,

4

# Watson Wyatt certification – MAPFRE VIDA (contd.)

Watson Wyatt
Worldwide

technical reserves, mutual and pension funds by product, terms of reinsurance agreements, electronic policy data bases, cash flow projections by product, analyses of movement and analyses of sensitivities.

18 We have not attempted to assess the suitability, quality or value of the assets of Mapfre Vida and its subsidiaries or to provide any warranty as to the adequacy of the technical reserves. We have also not investigated any claims against Mapfre Vida or its subsidiaries other than those made by policyholders or fund participants under the normal terms of insurance, mutual fund or pension fund business. In particular, no account has been taken of liabilities in respect of pension entitlements, service contracts, leases and breaches of legislation, regulatory rules or guidance.

19 Assumptions are made about future experience, including economic and investment experience, tax, expenses, lapse rates, mortality and reinsurance. These assumptions have been made on the basis of reasonable estimates. However, actual future experience is likely to differ from these assumptions, due to random fluctuations, changes in the operating environment and other factors. Such variations in experience could have a significant effect on the results and conclusions of this letter. No warranty is given by Watson Wyatt that the assumptions made in this letter will be reflected in actual experience.

20 The calculation carried out by Consultora Mapfre Vida does not consider possible financial implications arising from the introduction of new regulatory reporting requirements which may, for example, increase the level of capital support required to sustain the business or constrain the way in which the assets are invested.

Yours sincerely

Julio Koch

Felipe Gómez Rojas

5

# Watson Wyatt certification – aggregate of Other Bank Channels in Spain

MAPFRE

Watson Wyatt
Worldwide

22 July 2009

Mapfre, S.A.
Carretera de Pozuelo 52
Edificio 1
28220 Majadahonda (Madrid)

Dear Sirs,

**Letter of certification – Aggregated embedded value of Bankinter Vida, CCM Vida y Pensiones, Unión Duero Vida and Duero Pensiones as at 31 December 2008**

1 Mapfre, S.A. has appointed Watson Wyatt Insurance Consulting (Spain), S.A. ("Watson Wyatt") to provide an actuarial certification on the calculation of the embedded value ("EV") as at 31 December 2008 of 100% of the life insurance and pension fund business of Bankinter Seguros de Vida, S.A. de Seguros y Reaseguros ("Bankinter Vida"), CCM Vida y Pensiones S.A. de Seguros y Reaseguros ("CCM Vida y Pensiones") and Unión del Duero, Compañía de Seguros de Vida, S.A. ("Unión Duero Vida") and Duero Pensiones, entidad gestora de fondos de pensiones, S.A. ("Duero Pensiones"). The EV results of each company have been prepared to comply with the European Embedded Value Principles and Guidance issued by the CFO Forum in May 2004 (the "EEV Principles").

**Scope**

2 The scope of our work has been to certify the calculation as at 31 December 2008 on an EEV Principles basis of the following components:

- The adjusted net assets of Bankinter Vida, CCM Vida y Pensiones, Unión Duero Vida and Duero Pensiones as at 31 December 2008;
- The value of in-force business of Bankinter Vida, CCM Vida y Pensiones, Unión Duero Vida and Duero Pensiones as at 31 December 2008.

3 The adjusted net shareholders' assets and the value of the in-force business of CCM Vida y Pensiones, as well as the value of in-force business and the value of new business of the new products of Bankinter Vida introduced in 2008, have been calculated by Consultora Actuarial y de Pensiones Mapfre Vida, S.A. ("Consultora Mapfre Vida"). Watson Wyatt has carried out a review of these values of Bankinter Vida and CCM Vida y Pensiones with respect to the following:

- The methodology used to calculate the adjusted consolidated net shareholders' assets and its validation against the information in the annual accounts.
- The methodology used to calculate the value of in-force business. This included reasonableness checks to product level projections and reviewing the validation of the modelling against the accounts and liability schedules.
- The bases and assumptions used to calculate the value of in-force business. In addition, sample checks that the assumptions have been applied correctly and reasonableness tests have been carried out, including reasonableness checks on the results of the sensitivities of the EV and value of new business to changes in assumptions.
- The methodology used to analyse the change in value of in-force business over the year including the split of embedded value earnings into its various components.

4 For the purpose of carrying out our work, we have been provided with calculations carried out by Consultora Mapfre Vida and with supporting data. The assumptions on which the calculations have been based have been discussed with Consultora Mapfre Vida and are based upon information provided by them.

5 The scope of our work also incluyes the calculation of the embedded value of the life and pension business of Bankinter Vida, Unión Duero Vida and Duero Pensiones as at 31 December 2008. We have also performed sensitivities on the value of in-force business and on the value of new business for changes in assumptions. For Bankinter Vida, we have also analysed the movement in the value of in-force business over the year, including the determination of the components of the embedded value earnings.

6 We have relied upon the accuracy of this supporting information without verification, although we have reviewed it for reasonableness and consistency.

7 Our work and this letter are subject to the reliances and limitations contained in paragraphs 16 to 21 of this letter. The work is based on information received up to and including 15 July 2009.

**Embedded value as at 31 December 2008**

8 On the assumptions made, the aggregated embedded value of 100% of the life insurance and pension fund business of Bankinter Vida, CCM Vida y Pensiones, Unión Duero Vida and Duero Pensiones as at 31 December 2008 was calculated to be:

*Table 1: Embedded value as at 31 December 2008 (thousand euros)*

| | 2008 |
|---|---|
| Aggregated adjusted net assets | 143,423 |
| Aggregated value of in-force business | 287,632 |
| ***Embedded value*** | **431,055** |

9 The values shown in Table 1 assume taxation on future statutory profits of 30%, and are net of the cost of double taxation on a level of capital equal to 100% of the minimum legal solvency requirement for CCM Vida y Pensiones and of an annual cost of capital of 4 % of the minimum legal solvency requirement for Bankinter Vida, Unión Duero Vida and Duero Pensiones.

10 The aggregated adjusted net assets shown in Table 1 are equal to the sum of the statutory net assets of Bankinter Vida, CCM Vida y Pensiones, Unión Duero Vida and Duero Pensiones adjusted by taking into account the market value of assets.

**Embedded value earnings in 2008**

11 Embedded value earnings are defined in this letter as the change in embedded value during the year.

2

# Watson Wyatt certification – aggregate of Other Bank Channels in Spain (contd.)

MAPFRE

Watson Wyatt
Worldwide

12 The embedded value earnings were analysed as follows:

*Table 2: Analysis of embedded value earnings in 2008 (thousand euros)*

| | 2008 |
|---|---|
| Changes in the model[(1)] | 128,964 |
| Changes in assumptions | (5,720) |
| Expected return | 8,573 |
| Value added by new business[(2)] | 67,886 |
| Variance between actual and expected experience [(3)] | (20,572) |
| Changes in the TVFOGs | 294 |
| ***Embedded value earnings*** | 179,425 |

(1) Includes the effect of the incorporation of Unión Duero Vida and Duero Pensiones in the EEV, excluding the value of new business which is considered in the component "Value added by new business".
(2) Value at the end of year 2008.
(3) Includes dividends of 11,392 thousand euros paid by Bankinter Vida during 2008.

**Assumptions**

13 The principal assumptions used in the calculation of the embedded value and of the value of new business are set out below:

- New money pre-tax investment returns, before investment expenses, have been based on Euroswap yields at the valuation date without any investment spreads. Book investment returns on existing assets continue to apply until assets reach their maturity or are sold, without adjusting the asset cash flows for any differences between the market yield of the existing assets and the discount rate used to calculate the value of in-force business.
- The value of in-force business has been calculated by discounting at the Euroswap curve as at the valuation date.
- The time value of financial options and guarantees has been calculated using a stochastic model with 1000 scenarios consistent with the market prices of swaptions as at 31 December 2008.
- The cost of capital for CCM Vida y Pensiones has been calculated assuming that the level of capital held is equal to 100% of the minimum legal solvency requirement, and that the assets backing the required capital earn pre-tax investment returns based on Euroswap yields at the valuation date without any investment spreads.
- The cost of capital for Bankinter Vida, Unión Duero Vida and Duero Pensiones has been calculated assuming an annual cost of 4% of a level of capital equal to 100% of the legal requirement.
- To derive the expense assumptions, actual 2008 management expenses assigned to the life insurance and pension fund business, have been fully allocated to different product lines and, within each line, between expenses related to the acquisition of new business and those related to the maintenance of in-force business.
- Maintenance expenses, expressed in euros per policy, have been assumed to increase at a 2.5% per annum inflation rate.



Watson Wyatt
Worldwide

- Salesforce commissions have been assumed to continue in the future at the scales existing at the valuation date.
- Life policyholder profit participation rates and product charges, as well as pension fund commission rates, have been assumed to continue in the future at the levels existing at the valuation date.
- Mortality, lapse and other discontinuance assumptions have been based on internal studies of recent Bankinter Vida, CCM Vida y Pensiones, Unión Duero Vida and Duero Pensiones operating experience and, where appropriate, on industry experience.
- It has been assumed that there will be no change in the methods and bases used to calculate technical reserves and surrender values.

**Sensitivities**

14 We have performed calculations of the sensitivity of the value of in-force business and new business to various changes in assumptions. The results are summarised in Table 3.

*Table 3: Summary of sensitivities (thousand euros)*

| | Change in the value of in-force business | Change in new business contribution |
|---|---|---|
| 100bp increase in interest rates | (17,656) | (4,591) |
| 10% decrease in equity and property values | (13) | 0 |
| 10% decrease in maintenance expenses | 7,220 | 1,889 |
| 10% decrease in the lapse rate | 19,722 | 5,577 |
| 5% decrease in mortality and morbidity | 8,154 | 2,695 |

**Conclusions**

15 In our opinion:

a. The methodology adopted to determine the value of in-force business complies with the EEV Principles;

b. The assumptions made in the determination of the value of in-force business comply with the EEV Principles; and

c. The presentation of the movement in the value of in-force business and the sensitivities of the value of in-force business and the new business contribution is reasonable based on Principle 12 of the EEV Principles.

**Reliances and limitations**

16 The work was conducted on behalf of Mapfre, S.A. and designed according to the terms and requirements of the Directors of Mapfre, S.A. Watson Wyatt does not assume responsibility to anyone other than Mapfre, S.A for any decisions taken based on this letter of certification.

17 In carrying out our work we have relied without independent verification upon the accuracy and completeness of the data and information provided to us, both in written and oral form, by Bankinter Vida, CCM Vida y Pensiones, Unión Duero Vida and Duero Pensiones, and the

# Watson Wyatt certification – aggregate of Other Bank Channels in Spain (contd.)

MAPFRE

**Watson Wyatt**
Worldwide

Directors of Mapfre, S.A know of no other information or data which ought to have been made available to Watson Wyatt that would materially affect the opinion set out herein.

18 Reliance has been placed upon, but not limited to, information regarding historic annual reports and accounts, life insurance and pension fund product characteristics and charges, asset allocations by product line, asset values, expense analyses, salesforce commission scales, internal claim and discontinuance studies, levels of in-force premiums, number of policies, technical reserves, pension funds by product, terms of reinsurance agreements, and electronic policy data bases, cash flow projections by product, analyses of movement, analyses of sensitivities.

19 We have not attempted to assess the suitability, quality or value of the assets of Bankinter Vida, CCM Vida y Pensiones, Unión Duero Vida and Duero Pensiones or to provide any warranty as to the adequacy of the technical reserves. We have also not investigated any claims against Bankinter Vida, CCM Vida y Pensiones, Unión Duero Vida and Duero Pensiones other than those made by policyholders or fund participants under the normal terms of insurance or pension fund business. In particular, no account has been taken of liabilities in respect of pension entitlements, service contracts, leases and breaches of legislation, regulatory rules or guidance.

20 Assumptions are made about future experience, including economic and investment experience, tax, expenses, lapse rates, mortality and reinsurance. These assumptions have been made on the basis of reasonable estimates. However, actual future experience is likely to differ from these assumptions, due to random fluctuations, changes in the operating environment and other factors. Such variations in experience could have a significant effect on the results and conclusions of this letter. No warranty is given by Watson Wyatt that the assumptions made in this letter will be reflected in actual experience.

21 The calculation carried out by Watson Wyatt does not consider possible financial implications arising from the introduction of new regulatory reporting requirements which may, for example, increase the level of capital support required to sustain the business or constrain the way in which the assets are invested.

Yours sincerely

Julio Koch

Felipe Gómez Rojas

5

# Watson Wyatt certification– MAPFRE VERA CRUZ VIDA E PREVIDÊNCIA

MAPFRE

Watson Wyatt Worldwide

22 July 2009

Mapfre, S.A.
Carretera de Pozuelo 52
Edificio 1
28220 Majadahonda (Madrid)

Dear Sirs,

**Letter of certification - Embedded value of Mapfre Vera Cruz Vida e Previdência as at 31 December 2008**

1 Mapfre, S.A. has appointed Watson Wyatt Worldwide ("Watson Wyatt") to calculate the embedded value ("EV") as at 31 December 2008, of 100% of the life insurance business of Mapfre Vera Cruz Vida e Previdência S.A. ("Mapfre Vera Cruz"). The EV results have been prepared to comply with the European Embedded Value Principles and Guidance issued by the CFO Forum in May 2004 (the "EEV Principles").

**Scope**

2 The scope of our work was to provide an estimate of the following components of the appraisal value of the life business of Mapfre Vera Cruz as at 31 December 2008:

- The adjusted net assets as at 31 December 2008;
- The value of in-force business as at 31 December 2008.

3 We have relied upon the accuracy of this supporting information without verification, although we have reviewed it for reasonableness and consistency.

4 Our work and this letter are subject to the reliances and limitations contained in paragraphs 13 to 18 of this letter. The work is based on information received up to and including 9 July 2009.

**Embedded value as at 31 December 2008**

5 On the assumptions made, the embedded value of 100% of the life insurance business of Mapfre Vera Cruz as at 31 December 2008 was calculated to be:

*Table 1: Embedded value as at 31 December 2008 (thousand euros)*

| | 2008 |
|---|---|
| Adjusted net assets | 115,158 |
| Value of in-force business | 129,130 |
| ***Embedded value*** | **244,288** |

6 The values shown in Table 1 assume taxation on future statutory profits of 40%, and are net of an annual cost of capital of 4% of the minimum legal solvency requirement.

7 The adjusted net assets shown in Table 1 are equal to the statutory net assets of Mapfre Vera Cruz, adjusted by taking into account the market value of assets deducting intangible assets.

Watson Wyatt Worldwide

**Embedded value earnings in 2008**

8 Embedded value earnings are defined in this letter as the change in embedded value during the year.

9 The embedded value earnings were analysed as follows:

*Table 2: Analysis of embedded value earnings in 2008 (thousand euros)*

| | 2008 |
|---|---|
| Changes in the model | (15,136) |
| Changes in assumptions(1) | (51,845) |
| Expected return | 13,668 |
| Value added by new business(2) | 82,716 |
| Variance between actual and expected experience(3) | (51,261) |
| Changes in the TVFOGs | 0 |
| ***Embedded value earnings*** | **(21,858)** |

(1) Includes the effect of the change in the exchange rate between the Brazilian real and the euro, of (49,523) thousand euros.
(2) Value at the end of year 2008.
(3) Includes dividends allocated in 2008 for Mapfre Vera Cruz, of 5,559 thousand euros.

**Assumptions**

10 The principal assumptions used in the calculation of the embedded value and of the value of new business are set out below:

- New money pre-tax investment returns, before investment expenses, have been based on the Brazilian swap curve at the valuation date without any investment spreads. Book investment returns on existing assets continue to apply until assets reach their maturity or are sold, without adjusting the asset cash flows for any differences between the market yield of the existing assets and the discount rate used to calculate the value of in-force business.
- The value of in-force business has been calculated by discounting at the Brazilian swap curve as at the valuation date.
- The cost of capital has been calculated assuming an annual cost of 4% of a level of capital equal to 100% of the minimum legal requirement. For savings products, a 1% on funds legal requirement was assumed.
- To derive the expense assumptions, actual 2008 management expenses, have been fully allocated to different product lines and, within each line, between expenses related to the acquisition of new business and those related to the maintenance of in-force business.
- Maintenance expenses, expressed in euros per policy, have been assumed to increase at a 4.5% per annum inflation rate.
- Salesforce commissions have been assumed to continue in the future at the scales existing at the valuation date.
- Life policyholder profit participation rates and product charges, as well as commission rates, have been assumed to continue in the future at the levels existing at the valuation date.

2

Watson Wyatt
Worldwide

- Mortality, lapse and other discontinuance assumptions have been based on internal studies of recent Mapfre Vera Cruz operating experience.
- It has been assumed that there will be no change in the methods and bases used to calculate technical reserves and surrender values.

**Sensitivities**

11 We have performed calculations of the sensitivity of the value of in-force business and new business to various changes in assumptions. The results are summarised in Table 3.

*Table 3: Summary of sensitivities (thousand euros)*

| | Change in the value of in-force business | Change in new business contribution |
|---|---|---|
| 100bp increase in interest rates | (2,256) | (3,278) |
| 10% decrease in equity and property values | 0 | 0 |
| 10% decrease in maintenance expenses | 2,935 | 1,099 |
| 10% decrease in the lapse rate | 606 | 167 |
| 5% decrease in mortality and morbidity | 4,191 | 2,196 |

**Conclusions**

12 In our opinion:

a. The methodology adopted to determine the value of in-force business complies with the EEV Principles;

b. The assumptions made in the determination of the value of in-force business comply with the EEV Principles; and

c. The presentation of the movement in the value of in-force business and the sensitivities of the value of in-force business and the new business contribution is reasonable based on Principle 12 of the EEV Principles.

**Reliances and limitations**

13 The review was conducted on behalf of Mapfre, S.A. and designed according to the terms and requirements of the Directors of Mapfre, S.A. Watson Wyatt does not assume responsibility to anyone other than Mapfre, S.A for any decisions taken based on this letter of certification.

14 In carrying out our work we have relied without independent verification upon the accuracy and completeness of the data and information provided to us, both in written and oral form, by Mapfre Vera Cruz and the Directors of Mapfre, S.A know of no other information or data which ought to have been made available to Watson Wyatt that would materially affect the opinion set out herein.

15 Reliance has been placed upon, but not limited to, information regarding historic annual reports and accounts, life insurance and pension fund product characteristics and charges, asset allocations by product line, asset values, expense analyses, levels of in-force premiums, number

3

Watson Wyatt
Worldwide

of policies, technical reserves, pension funds by product, terms of reinsurance agreements, and electronic policy data bases.

16 We have not attempted to assess the suitability, quality or value of the assets of Mapfre Vera Cruz or to provide any warranty as to the adequacy of the technical reserves. We have also not investigated any claims against Mapfre Vera Cruz other than those made by policyholders or fund participants under the normal terms of insurance or pension fund business. In particular, no account has been taken of liabilities in respect of pension entitlements, service contracts, leases and breaches of legislation, regulatory rules or guidance.

17 Assumptions are made about future experience, including economic and investment experience, tax, expenses, lapse rates, mortality and reinsurance. These assumptions have been made on the basis of reasonable estimates. However, actual future experience is likely to differ from these assumptions, due to random fluctuations, changes in the operating environment and other factors. Such variations in experience could have a significant effect on the results and conclusions of this letter. No warranty is given by Watson Wyatt that the assumptions made in this letter will be reflected in actual experience.

18 The calculation carried out by Watson Wyatt does not consider possible financial implications arising from the introduction of new regulatory reporting requirements which may, for example, increase the level of capital support required to sustain the business or constrain the way in which the assets are invested.

Yours sincerely

Julio Koch

Felipe Gómez Rojas

4

- European Embedded Value analysis
- Watson Wyatt certification
- **Methodological appendix**
- Statistical appendix
- Glossary

## Covered business

- The embedded value was calculated for the following blocks of business:
  - Life assurance (including complementary) and accidental death insurance businesses of MAPFRE VIDA, sold through the agents channel, both in Spain and in Portugal
  - Life assurance (including complementary) and accidental death insurance businesses of MAPFRE-CAJA MADRID VIDA
  - Life assurance (including complementary), accidental death insurance and pension funds businesses of CCM VIDA Y PENSIONES, BANKINTER SEGUROS DE VIDA, UNIÓN DUERO VIDA and DUERO PENSIONES
  - Mutual funds and pension funds businesses of MAPFRE INVERSIÓN S.V., S.A., MAPFRE INVERSIÓN DOS, S.G.I.I.C., S.A. and MAPFRE VIDA PENSIONES, E.G.F.P., S.A. de Seguros, S.A. ("MAPFRE INVERSIÓN Y PENSIONES")
  - Life assurance business of MAPFRE VERA CRUZ

# Methodology

MAPFRE

- The consolidated embedded value of the Life assurance, accidental death insurance, mutual funds and pension funds businesses includes the adjusted net asset value and the value of in-force business, defined as follows:
  - Embedded value = Adjusted Net Asset Value + Value of the In-Force Business
  - Adjusted Net Asset Value (ANAV) = Shareholders' equity at market value, adjusted to obtain the economic value of capital
  - Value of the In-Force Business = PVIF – TVFOGs – CoC

- A bottom-up approach was followed to comply with EEVP, valuing separately each component of risk in the business, since it was deemed that this methodology provides the most transparent information about shareholder value, better quantifies the risk in each product, differentiating between in-force and new business and is independent from the subjective choice of a set of financial return assumptions

- **Adjusted Net Asset Value:**
  - The Adjusted Net Asset Value or "ANAV" is equal to shareholders' equity as defined under the new local GAAP (which came into effect from 31/12/2008) and which is aligned with IFRS, adjusted for: committed donations and dividends; goodwill; deferred expenses; and any other item needed to calculate the economic capital

- **Present Value of In-force Business:**
  - The Present Value of In-force Business or "PVIF" is determined as the present value of future statutory profits which are expected to be generated from the existing business in force at the valuation date, after tax, calculated on the basis of risk-free investment returns and discounted using the risk-free yield curve. PVIF includes the intrinsic value of financial options and guarantees granted to the insured

# Methodology (contd.)

MAPFRE

- **TVFOGs:**

  - Under EEVP, FOGs (Financial Options and Guarantees) are defined as those features of the covered business that imply the existence of significant guarantees on the amount or the nature of the benefits payable to policyholders, or options to vary such benefits, which can be exercised at the discretion of the policyholder and whose potential value is driven by changes in financial variables.
  - The cost of FOGs is valued through the measurement of two different elements:
    - intrinsic value: the cost of FOGs under existing conditions at the valuation date.
    - time value: the change in the cost of FOGs that can result from potential changes in policyholder's benefits that may occur throughout the life of the policy.
  - The intrinsic value of FOGs is already recognised implicitly in the calculation of the PVIF. It is therefore necessary to include the additional cost arising from the time value of FOGs (TVFOGs).
  - TVFOGs was calculated for the main FOGs in the covered life business. Specifically, the calculation focussed on the TVFOGs corresponding to the guaranteed interest rate in with-profits products.
  - The calculation of TVFOGs assumed the realisation of gains/losses on equity and property investments to:
    - minimise the impact of profit sharing on the Company's results; and
    - keep the asset mix close to its breakdown as at 31 December 2008
  - TVFOGs is based on a 1,000 stochastic simulations of market-consistent financial assumptions and is equal to the difference between the value of in-force business calculated under a deterministic approach and the average value of the in-force business calculated stochastically.

MAPFRE

# Methodology (contd.)

- **PVIF – TVFOG:**
  - The difference between these two components yields the "risk-neutral" value of the in-force business, which is equal to the value of said business adjusted for financial risks.

- **CoC:**
  - In line with market practices, the CoC used in the calculation of the 2008 EEV was measured by applying a 4% fixed rate to the minimum required solvency margin.
  - It provides an indication of the cost of the required capital including the capital needed to cover financial and non-financial risks. Non-financial risks are not considered in any other part of the calculation of the EEV.

# Methodology (contd.)

MAPFRE

- **With-profits business:**

  - MAPFRE's with-profits in-force business comprises products with the following features that are common in the Spanish insurance market:

    - A minimum return guarantee, ranging between 2.25% and 6% in the case of MAPFRE.
    - A profit-sharing mechanism defined as: X% of (Financial return – minimum guaranteed return – expense loadings) on the average mathematical reserve, which cannot be negative under any circumstance. X% varies by product, although it is equal to 90% in most cases. Financial returns and their volatility depend on the book returns of the assets backing the product and is subject to some degree of discretion by management, including, for instance, decisions on the realisation of gains/losses and on the asset mix.

  - The combination of a minimum return guarantee and a profit-sharing mechanism that cannot yield negative results generates asymmetric flows for shareholders and, as a consequence, a positive time value of FOGs.

# Methodology (contd.)

MAPFRE

- **Look through EEVP:**

  - In order to assign correctly revenues and expenses to the businesses that generate them and measure the value of each block of business more consistently with its economic reality, the following adjustments were made:

    - Mutual funds (not linked to Life assurance) and pension fund businesses, as well as a part of the accidental death business, are sold through the distribution network of MAPFRE VIDA. The income statement of MAPFRE VIDA shows its total expenses with no adjustment for the service referred to above. The values of the aforementioned mutual funds, pension funds and accidental death businesses have been adjusted in order to include the expenses (other than commissions) incurred by the aforesaid MAPFRE VIDA distribution network in connection with the effort of selling the said businesses.

    - The assets of the Life assurance business are managed by MAPFRE INVERSIÓN Y PENSIONES. The income statement of MAPFRE INVERSIÓN Y PENSIONES shows its total expenses with no adjustment for the service referred to above. The value of the aforementioned Life assurance business has been adjusted in order to include the asset management expenses incurred by MAPFRE INVERSIÓN Y PENSIONES in said business.

## Methodology (contd.)

- **Value added by new business:**

  - In Life assurance, new business is defined as single, extraordinary and regular premiums written in the year, as well as extraordinary contributions to existing policies. In the mutual funds business, new business is defined as new contributions. In the pension funds business, new business is defined as single, extraordinary and regular contributions from new participants, as well as extraordinary contributions from existing participants.

  - The value added by new business is the value of in-force added by new business in the period, net of acquisition expenses, TVFOGs and CoC, valued at year-end using the assumptions applicable at that point in time.

# Assumptions[1]

| | 2008 EEV | 2007 EEV |
|---|---|---|
| **Discount rate** | Euroswap zero-coupon curve as at 31/12/2008 | Euroswap zero-coupon curve as at 31/12/2007 |
| | 1 year 2.55%<br>5 years 3.25%<br>10 years 3.74%<br>15 years 3.92%<br>20 years 3.88% | 1 year 4.70%<br>5 years 4.56%<br>10 years 4.72%<br>15 years 4.86%<br>20 years 4.91% |
| **Financial returns** | | |
| -Existing assets | Book returns until maturity | Book returns until maturity |
| -Reinvestment yield | Based on the euroswap zero-coupon curve as at 31/12/2008 | Based on the euroswap zero-coupon curve as at 31/12/2007 |
| **Maintenance expenses** | – Based on internal analyses<br>– Expressed in euros per policy<br>– Indexed to a 2.5% inflation | – Based on internal analyses<br>– Expressed in euros per policy<br>– Indexed to a 2.5% inflation |
| **Fees and commissions** | In line with the existing fee structure | In line with the existing fee structure |
| **Mortality, disability Surrenders and turnovers** | Tables based on the company's own experience | Tables based on the company's own experience |
| **Cost of capital** | | |
| Reference capital | 100% of the minimum solvency margin | 100% of the minimum solvency margin |
| Annual cost | 4% p.a. | 4% p.a. |
| **Tax rate** | 30% | 30% |
| **Stochastic asset model (TVFOGs)** | Market-consistent as at 31/12/2008 | Market-consistent as at 31/12/2007 |

1) The assumptions described in this slide are specific for the covered business in Spain. In the case of MAPFRE VERA CRUZ specific assumptions for the Brazilian market were used, the most significant of which was the local currency swap curve and expenses indexed to a 4.5% inflation

MAPFRE

- European Embedded Value analysis
- Watson Wyatt certification
- Methodological appendix
- **Statistical appendix**
- Glossary

# Value added by new business

MAPFRE

## Breakdown by business line

| | PVNBI(1) | | VNB(2) | | VNB/PVNBI | |
|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| Life assurance: | **2,931.0** | 2,240.7 | **201.9** | 110.5 | **6.9%** | 4.9% |
| - Agents channel | **1,649.6** | 891.5 | **110.9** | 38.3 | **6.7%** | 4.3% |
| - Bank channel | **1,281.4** | 1,349.2 | **91.0** | 72.2 | **7.1%** | 5.4% |
| Mutual Funds | **513.7** | 781.8 | **5.7** | 19.1 | **1.1%** | 2.4% |
| Pension Funds | **675.9** | 669.5 | **18.7** | 26.8 | **2.8%** | 4.0% |
| - Agents channel | **427.7** | 544.4 | **16.4** | 25.2 | **3.8%** | 4.6% |
| - Bank channel | **248.2** | 125.1 | **2.3** | 1.6 | **0.9%** | 1.3% |
| TOTAL | 4,120.5 | 3,692.0 | 226.3 | 156.4 | 5.5% | 4.2% |

## Breakdown by distribution channel

| | PVNBI(1) | | VNB(2) | | VNB/PVNBI | |
|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| **Spain** | **3,385.2** | 3,394.1 | **143.6** | 146.2 | **4.2%** | 4.3% |
| - Agents channel | **1,855.6** | 1,919.8 | **50.3** | 72.3 | **2.7%** | 3.8% |
| - Caja Madrid channels | **818.5** | 985.4 | **25.4** | 30.2 | **3.1%** | 3.1% |
| - Other bancassurance | **711.1** | 488.9 | **67.9** | 43.6 | **9.6%** | 8.9% |
| **VERA CRUZ VIDA** | **735.3** | 297.8 | **82.7** | 10.2 | **11.2%** | 3.4% |
| TOTAL | 4,120.5 | 3,692.0 | 226.3 | 156.4 | 5.5% | 4.3% |

**Million Euros**

1) Present Value of New Business Income.
2) Value added by new business.

# Breakdown of 2008 EEV between ANAV and value of in-force business(1)

MAPFRE

| | ANAV | Value of In-force business(1) | TOTAL |
|---|---|---|---|
| 2007 EEV | 614.3 | 1,324.9 | 1,939.3 |
| Changes in assumptions | -28.1 | -50.3 | -78.3 |
| Expected return | 222.6 | -134.1 | 88.5 |
| Value added by new business | -87.3 | 313.6 | 226.3 |
| Deviation of actual value from expectations | 76.5 | -121.1 | -44.6 |
| Change in the TVFOGs | 0.0 | 6.2 | 6.2 |
| **Value added in 2008** | **183.7** | **14.4** | **198.1** |
| Changes in the model | 0.0 | 10.8 | 10.8 |
| Acquisitions(2) | 12.9 | 55.3 | 68.1 |
| Dividends paid and other items | -24.5 | 0.0 | -24.5 |
| 2008 EEV | 786.4 | 1,405.4 | 2,191.8 |

**Million Euros**

| | ANAV | Value of In-force business | TOTAL |
|---|---|---|---|
| RoEV(3) | 29.9% | 0.0% | 9.4% |

1) PVIF - TVFOGs – CoC
2) Effect of the integration of UNIÓN DUERO VIDA and DUERO PENSIONES in EEV excluding the value of new business, which is included in the "Value added by new business" line
3) Return on Embedded Value = Value added in the year / Embedded Value, adjusted for model changes. The effect of the inclusion of the Life assurance and Pensions businesses of CAJA DUERO was not considered in the calculation of the RoEV

# Breakdown of the sensitivity analysis

MAPFRE

## Sensitivity of the value of in-force business

| | MAPFRE VIDA[1] | Bank channels - Other | MAPFRE VERA CRUZ VIDA |
|---|---|---|---|
| Impact of: | | | |
| - 100bp increase in interest rates | -29.3 | -17.6 | -2.3 |
| - 10% decrease in equity and property values | -8.2 | 0.0 | 0.0 |
| - 10% decrease in expenses | 20.8 | 7.3 | 2.9 |
| - 10% decrease in the lapse rate | 77.7 | 19.7 | 0.6 |
| - 5% decrease in mortality and morbidity | 6.9 | 8.1 | 4.2 |

## Sensitivity of the value added by new business

| | MAPFRE VIDA | Bank channels - Other | MAPFRE VERA CRUZ VIDA |
|---|---|---|---|
| Impact of: | | | |
| - 100bp increase in interest rates | -5.7 | -4.6 | -3.3 |
| - 10% decrease in equity and property values | 0.0 | 0.0 | 0.0 |
| - 10% decrease in expenses | 3.0 | 1.9 | 1.1 |
| - 10% decrease in the lapse rate | 16.1 | 5.6 | 0.2 |
| - 5% decrease in mortality and morbidity | 2.8 | 2.7 | 2.2 |

Million Euros

1) Includes the value of in-force business of MAPFRE-CAJA MADRID VIDA gross of minority interests and excludes that of BANKINTER VIDA

# MAPFRE VIDA:
# IFRS adjustments and reconciliation to adjusted net asset value

MAPFRE

| | |
|---|---|
| Consolidated net assets for MAPFRE VIDA as at 31/12/08 (Previous local GAAP) | 797.9 |
| Consolidated net assets for MAPFRE VIDA as at 31/12/08 (New local GAAP) | 852.2 |
| Unrealised gains | -18.6 |
| - of which: property | 6.4 |
| - of which: financial assets | -25.0 |
| Donations and dividends | 0.0 |
| Goodwill | -181.5 |
| Acquisition costs net of taxes | 0.0 |
| Other | 1.1 |
| Adjusted consolidated net assets for MAPFRE VIDA as at 31/12/08[1] | 653.2 |

**Million Euros**

1) Amount used in embedded value calculations.

# Units and operating companies included in the 2008 EEV

MAPFRE

## MAPFRE VIDA(1)

| | 2007 | 2008 |
|---|---|---|
| **Adjusted Net Asset Value** | **450.5** | **653.2** |
| **Net PVIF - Life Assurance** | **751.7** | **784.2** |
| - PVIF | 931.7 | 964.0 |
| - CoC | (179.9) | (179.8) |
| **Net PVIF - Investment Funds** | **198.2** | **144.1** |
| - PVIF | 200.2 | 145.7 |
| - CoC | (2.0) | (1.6) |
| **Net PVIF- Pension Funds** | **185.8** | **158.7** |
| - PVIF | 190.5 | 162.8 |
| - CoC | (4.7) | (4.1) |
| **TVFOGs** | **(104.3)** | **(98.4)** |
| EEV | 1,482.0 | 1,641.8 |
| Initial capital used to calculate the CoC | 623.1 | 602.5 |

## OTHER BANK CHANNELS(2)

| | 2007 | 2008 |
|---|---|---|
| **Adjusted Net Asset Value** | **82.1** | **143.4** |
| **Net PVIF - Life Assurance** | **144.5** | **261.0** |
| - PVIF | 148.3 | 272.5 |
| - CoC | (3.8) | (11.4) |
| **Net PVIF - Investment Funds** | **0.0** | **0.0** |
| - PVIF | 0.0 | 0.0 |
| - CoC | 0.0 | 0.0 |
| **Net PVIF- Pension Funds** | **30.8** | **32.5** |
| - PVIF | 37.3 | 40.2 |
| - CoC | (6.5) | (7.7) |
| **TVFOGs** | **(5.8)** | **(5.9)** |
| EEV | 251.6 | 431.1 |
| Initial capital used to calculate the CoC | 84.1 | 95.4 |

**Million Euros**

1) Excluding BANKINTER VIDA's PVIF and including the PVIF of MAPFRE-CAJA MADRID VIDA.
2) BANKINTER VIDA + CCM VIDA y PENSIONES + UNIÓN DUERO VIDA + DUERO PENSIONES. Aggregate data.

# Units and operating companies included in the 2008 EEV

MAPFRE

## MAPFRE VERA CRUZ VIDA E PREVIDÊNCIA

| Exchange rate at year end | 2007 | 2008 |
|---|---|---|
| **Adjusted Net Asset Value** | **142.2** | **115.2** |
| **Net PVIF - Life Assurance** | **117.4** | **125.6** |
| - PVIF | 121.9 | 133.8 |
| - CoC | (4.5) | (8.2) |
| **Net PVIF - Investment Funds** | **6.6** | **3.6** |
| - PVIF | 8.1 | 5.0 |
| - CoC | (1.5) | (1.4) |
| **Net PVIF- Pension Funds** | **0.0** | **0.0** |
| - PVIF | 0.0 | 0.0 |
| - CoC | 0.0 | 0.0 |
| **TVFOGs** | **0.0** | **0.0** |
| **EEV** | **266.1** | **244.3** |
| Initial capital used to calculate the CoC | 48.5 | 35.1 |

| Constant exchange rate | 2007 | 2008 |
|---|---|---|
| **Adjusted Net Asset Value** | **114.1** | **115.2** |
| **Net PVIF - Life Assurance** | **94.2** | **125.6** |
| - PVIF | 97.8 | 133.8 |
| - CoC | (3.6) | (8.2) |
| **Net PVIF - Investment Funds** | **5.3** | **3.6** |
| - PVIF | 6.5 | 5.0 |
| - CoC | (1.2) | (1.4) |
| **Net PVIF- Pension Funds** | **0.0** | **0.0** |
| - PVIF | 0.0 | 0.0 |
| - CoC | 0.0 | 0.0 |
| **TVFOGs** | **0.0** | **0.0** |
| **EEV** | **213.6** | **244.3** |

**Million Euros**

# Share of the parent company in the EEV

MAPFRE

| | MAPFRE stake | Controlling Shareholder | Minorities |
|---|---|---|---|
| **ANAV** | | | |
| MAPFRE VIDA pro forma | 100.0% | 671.3 | 0.0 |
| MAPFRE VERA CRUZ VIDA E PREVIDÊNCIA | 87.6% | 100.9 | 14.3 |
| AGGREGATE TOTAL | | 772.2 | 14.3 |
| **VIF** | | | |
| MAPFRE VIDA - AGENTS CHANNEL | 100.0% | 898.6 | 0.0 |
| MAPFRE VIDA - CAJA MADRID CHANNEL | 51.0% | 96.1 | 92.3 |
| OTHER BANK CHANNELS IN SPAIN (1) | 50.0% | 146.8 | 146.8 |
| MAPFRE VERA CRUZ VIDA E PREVIDÊNCIA | 87.6% | 113.1 | 16.0 |
| AGGREGATE TOTAL | | 1,254.6 | 255.1 |
| **TVFOGS** | | | |
| MAPFRE VIDA - AGENTS CHANNEL | 100.0% | -89.9 | 0.0 |
| MAPFRE VIDA - CAJA MADRID CHANNEL | 51.0% | -4.3 | -4.2 |
| OTHER BANK CHANNELS IN SPAIN (1) | 50.0% | -2.9 | -2.9 |
| MAPFRE VERA CRUZ VIDA E PREVIDÊNCIA | 87.6% | 0.0 | 0.0 |
| AGGREGATE TOTAL | | -97.2 | -7.1 |
| AGGREGATE 2008 EEV | | 1,929.6 | 262.3 |

1) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES, UNION DUERO VIDA and DUERO PENSIONES

Million euros

MAPFRE

- European Embedded Value analysis
- Watson Wyatt certification
- Methodological appendix
- Statistical appendix
- **Glossary**

# Glossary

- The **European Embedded Value Principles** or **"EEVP"** are the principles that establish the methodology that must be applied in order to calculate the European Embedded Value. The EEVP were agreed upon by the CFOs of the multinational European insurers belonging to the "CFO Forum" in order to increase the comparability and transparency of the embedded value calculations carried out by insurance companies. The document that contains the EEVP can be obtained at the following Internet address: www.cfoforum.nl.
- The **Adjusted Net Asset Value** or **"ANAV"** is equal to shareholders' equity as defined under Spanish GAAP (PGC) adjusted for: unrealised gains or losses belonging to shareholders; committed donations and dividends; goodwill; deferred expenses; and any other item needed to calculate the economic capital.
- **Financial Options and Guarantees** or **"FOGs"** are those features of the covered business that imply the existence of significant guarantees on the amount or the nature of the benefits payable to policyholders, or options to vary such benefits, which can be exercised at the discretion of the policyholder and whose potential value is driven by changes in financial variables.
- The **Value of an Option** is composed by two elements: the **Intrinsic Value** and the **Time Value**. In the case of a call option, the intrinsic value is equal to the difference between the price of the underlying asset and the strike price of the option (in the case of a put option the order of the difference is inverted). The intrinsic value cannot be less than zero. The time value is equal to the difference between the total value and the intrinsic value and it is ascribed to the potential for benefits under the option to increase in value prior to expiry.
- The **Present Value of In-force Business** or **"PVIF"** is determined as the present value of future statutory profits which are expected to be generated from the existing business in force at the valuation date, after tax, calculated on the basis of risk-free investment returns and discounted using the risk-free yield curve. PVIF includes the intrinsic value of financial options and guarantees granted to the insured.

MAPFRE

# Glossary

- The **Cost of Capital** or **"CoC"** is equal to the difference between the amount of required capital and the present value of future releases, allowing for future investment return, of that capital. The CoC used in the calculation of the 2008 EEV was measured on the basis of an amount of capital equal to 100% of the minimum regulatory requirement.
- The **Value of In-force Business** or **"VIF"** is equal to: PVIF – Time Value of FOGs (**"TVFOGs"**) - CoC.
- The **European Embedded Value** or **"EEV"** is the embedded value obtained calculated in accordance with "European Embedded Value Principles". EEV is equal to: ANAV + VIF.
- **Embedded value earnings** are defined as the change in embedded value during the period, including dividends paid and excluding capital injections, and provide a measure of the economic performance during the year.
- **Changes in Assumptions** are changes in the future experience assumed in the calculation of the present value of in-force business, including economic, expense, lapse, and mortality assumptions.
- The **Expected Return on the Beginning of the Year Embedded Value** is equal to the actual after-tax investment return on the beginning-of-the-year adjusted net asset value less the cost of capital, plus the return, at the discount rate, on the beginning-of-the-year value of the in-force business and capital.
- **Deviation of Actual Value from Expectations** arise from the variance between the actual experience during the year and the assumed experience used to calculate the beginning-of-the-year embedded value.
- The **Return on Embedded Value** or **"RoEV"** is obtained by dividing the value added in the year by the embedded value at the close of the previous year.

# Glossary

MAPFRE

- **New Business** is defined as: in the case of Life assurance, single, extraordinary and regular premiums from policies written in the year, as well as extraordinary contributions to existing policies; in the case of Mutual Funds, new contributions; in the case of Pension Funds, single, extraordinary and regular contributions from new participants, as well as extraordinary contributions from existing participants.
- The **Present Value of New Business Income** or **"PVNBI"** corresponds to: in the case of Life assurance, the present value of received and expected premiums from new business; in the case of Mutual Funds, contributions received in the year; and in the case of Pension Funds, contributions received in the year and expected from new business.
- The **Value added by New Business** or **"VNB"** is the value of in-force added by new business in the period, net of acquisition expenses, TVFOGs and CoC, valued at year-end using the assumptions applicable at that point in time.

# Disclaimer

MAPFRE

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the development of the insurance market and the general economic situation of those countries where the Group operates; circumstances which may affect the competitiveness of insurance products and services; changes in the basis of calculation of mortality and morbidity tables which may affect the insurance activities of the Life and Health segments; frequency and severity of claims covered; effectiveness of the Groups reinsurance policies and fluctuations in the cost and availability of covers offered by third party reinsurers; changes in the legal environment; adverse legal actions; changes in monetary policy; variations in interest rates and exchange rates; fluctuations in liquidity and the value and profitability of assets which make up the investment portfolio; restrictions in the access to third party financing.

MAPFRE S.A. does not undertake to update or revise periodically the content of this document.

# First half results 2009
## Presentation for investors and analysts



**23rd July 2009**

**MAPFRE**

*Nº 2009 - 13*

MAPFRE

- **Key highlights**
- Consolidated financial information
- Business development
- Appendix
- Financial supplement
- Contacts

# Summary

MAPFRE

**Performance in the first half of the year was characterised by a sustained growth in a difficult market environment**

| | | |
|---|---|---|
| Revenues | 10,042.8 | +12.9% |
| Premiums | 8,313.1 | +13.3% |
| Funds under management | 22,961.7 | +1.8% |
| Non-life combined ratio | 94.4% | +1.9p.p. |

Million Euros

**which has generated ...**

**A net result of €530.6 million (+0.2%)** → **EPS of €18.90 cents (-3.5%[1])**

1) Growth compared to EPS in 6M 2008, adjusted for the capital increases undertaken in 2008 and 2009

# Highlights of the first half results

MAPFRE

- The international and reinsurance businesses contribute 47.1% of premiums and 31.6% of results, becoming the Group's growth engine
- Better performance of the insurance business in Spain, thanks to the growth of the Life Assurance business and a slight recovery in the Motor line
- The combined ratio remains at excellent levels, despite intense pressure on prices
- Significant growth in equity: €743.5 million since 30.6.08, €608.8 million since 31.12.08 and €509.9 million since 31.3.09
- Further reduction of debt: €765 million since the acquisition of THE COMMERCE GROUP, €392.5 million since year-end 2008 and €136.8 million since last April
- Figures include THE COMMERCE GROUP and the Life and Pensions businesses of CAJA DUERO[1]

1) Companies consolidated since 31.5.08 and 1.7.08, respectively

# Growth of ordinary results

## Attributable result



Recurrent
Extraordinary items
Reorganisation of the alliance with CAJA MADRID
MAPFRE INMUEBLES Provision
335.6
529.4
530.6
+0.2%
62.2
37.7
+5.5%
Partial buyback of subordinated debt
CAGR: +21.2%
492.9
467.2
335.6
6M 2007
6M 2008
6M 2009
Million Euros


## Earnings per share(1)



Recurrent
Extraordinary items
19.77
19.58
18.90
-3.5%
2.32
2.31
1.35
+1.6%
CAGR: +9.6%
17.55
17.45
17.27
14.60
6M 2007
6M 2008 (reported)
6M 2008 (adjusted for capital increases)
6M 2009
Euro cents


1) In accordance with IAS 33, the earnings per share up to the date of the last capital increase are multiplied by an adjustment factor which considers the value of the right. Earnings per share after the last capital increase are calculated on the basis of the weighted average number of shares according to the time elapsed since said increase. Calculations are detailed in the Appendix.

# MAPFRE continues reducing its debt level

MAPFRE

| | 30.6.08 | 31.12.08 | 30.6.09 | Change since: Dec-08 | Change since: Jun-08 |
|---|---|---|---|---|---|
| Bridge loan -12/2009 | 1,000.0 | 1,002.0 | 450.0 | -552.0 | -550.0 |
| Senior debt MAPFRE S.A. - 07/2011 | 295.8 | 286.8 | 286.2 | -0.6 | -9.6 |
| Senior debt COMMERCE - 12/2013 | 189.6 | 176.4 | 170.4 | -6.0 | -19.2 |
| Syndicated credit facility - 06/2014 | 500.0 | 200.0 | 500.0 | 300.0 | 0.0 |
| Subordinated debt - 07/2017 | 746.6 | 713.4 | 638.3 | -75.1 | -108.3 |
| Bilateral loans | --- | --- | --- | --- | --- |
| Operating debt from subsidiaries | 685.0 | 665.9 | 607.1 | -58.8 | -77.9 |
| TOTAL FINANCIAL & SUBORDINATED DEBT | 3,417.0 | 3,044.5 | 2,652.0 | -392.5 | -765.0 |
| | | -765.0 | | | |
| EQUITY/DEBT | 1.63x | 1.88x | 2.39x | | |

Million Euros

# Key figures

MAPFRE

| | 6M 2009 | 6M 2008 | % 09/08 |
|---|---|---|---|
| **Results** | | | |
| Gross written and accepted premiums | **8,313.1** | 7,337.4 | 13.3% |
| - Non-life | **6,449.1** | 5,693.6 | 13.3% |
| - Life | **1,864.0** | 1,643.8 | 13.4% |
| Net result, group share | **530.6** | 529.4 | 0.2% |
| Earnings per share (Euro cents) | **18.90** | 19.58 | -3.5% |
| **Balance sheet** | | | |
| Total assets | **42,590.2** | 41,211.3 | 3.3% |
| Managed savings(1) | **22,961.7** | 22,557.9 | 1.8% |
| Shareholders' equity | **5,508.3** | 4,818.7 | 14.3% |
| Financial debt | **2,652.0** | 3,417.0 | -22.4% |
| **Ratios** | | | |
| Non-life loss ratio(2) | **70.1%** | 69.4% | |
| Non-life expense ratio(2) | **24.3%** | 23.1% | |
| Non-life combined ratio(2) | **94.4%** | 92.5% | |
| Life assurance expense ratio(3) | **1.05%** | 1.00% | |
| ROE(4) | **17.5%** | 20.7% | |
| **Employees** | **34,820** | **33,594** | **3.6%** |

**Million Euros**

1) Includes: Life technical reserves, mutual and pension funds
2) Ratios calculated over net premiums earned
3) Net operating expenses / average third party funds under management. Annualised figures for MAPFRE VIDA
4) In this document the half-yearly ROE is calculated by dividing the sum of the net profits for the last four quarters, by the average equity at the beginning and the end of the last twelve months

**Note:** the number of shares as at 30.6.09 was 2,863,410,355. EPS is calculated over 2,807,938,196 shares, resulting from the weighted average number of shares after the capital increase undertaken in April (IAS 33).

MAPFRE

- Key highlights
- **Consolidated financial information**
- Business development
- Appendix
- Financial supplement
- Contacts

# The international and reinsurance businesses contribute 47.1% of premiums and 31.6% of results...

MAPFRE

## Premiums(1)



Reinsurance
11.7%
Non-Life
(Spain)
37.8%
Life
(Abroad)
5.2%
Life (Spain)
15.1%
Non-Life (Abroad)
30.2%


1) Aggregate figures

## Contribution to consolidated results (%)

| Segment | % | |
|---|---|---|
| Non Life Spain | 56.8 | Non Life 73.6 |
| Non Life Abroad | 16.8 | |
| Life Spain | 12.8 | Life 17.1 |
| Life Abroad | 4.3 | |
| Reinsurance | 10.5 | |
| Other / Consolidation adjustments | -1.2 | |

# ... becoming the Group's growth engine

MAPFRE



Change in premiums
€ million
Premiums
€ Mn.
% Var.
INTERNATIONAL OP. UNIT
553.0
881.7
+168.2%
MAPFRE AMERICA
341.7
2,028.3
+20.3%
MAPFRE RE
158.0
1,018.5
+18.4%
LIFE ASSURANCE OP. UNIT
74.6
1,323.8
+6.0%
MAPFRE ASISTENCIA(1)
24.1
255.8
+10.4%
-54.3
MAPFRE EMPRESAS(2)
870.8
-5.9%
-82.7
MAPFRE FAMILIAR(2)
2,435.4
-3.3%


1) Revenues from premiums and services
2) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the AGRICULTURAL AND LIVESTOCK UNIT's business is included in MAPFRE EMPRESAS

# Breakdown of premiums by distribution channel in Spain

MAPFRE


Agents and other channels(1)
3,189.4
3,941.3
751.9
+13.7%
-3.7%
-0.9%
LIFE
NON-LIFE
TOTAL


Bank channel(1)
116.8
688.7
571.9
-2.7%
-10.7%
-4.1%
LIFE
NON-LIFE
TOTAL

Million Euros

1) Gross written and accepted premiums

# Excellent combined ratios

MAPFRE

## Change in Non-life underwriting result € million



MAPFRE RE
8.5
INTERNATIONAL OP. UNIT
2.8
MAPFRE ASISTENCIA
1.0
-4.2
MAPFRE FAMILIAR(1)
-4.9
MAPFRE AMERICA
-26.2
MAPFRE EMPRESAS(1)


## Non-life combined ratio (%)

| | 6M09 | 6M08 |
|---|---|---|
| MAPFRE RE | 92.0 | 92.6 |
| INTERNATIONAL OP. UNIT | 98.6 | 96.6 |
| MAPFRE ASISTENCIA | 92.2 | 91.7 |
| MAPFRE FAMILIAR[1] | 89.7 | 89.5 |
| MAPFRE AMERICA | 102.6 | 102.7 |
| MAPFRE EMPRESAS[1] | 90.4 | 83.8 |

1) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the AGRICULTURAL AND LIVESTOCK UNIT's business is included in MAPFRE EMPRESAS

# Development of Non-life insurance results

MAPFRE

## Non-life Account

| | 6M 2009 | 6M 2008 | % 09/08 |
|---|---|---|---|
| Gross written and accepted premiums | 6,449.1 | 5,693.6 | 13.3% |
| Underwriting result | 284.1 | 319.4 | -11.1% |
| Net financial and other non-technical income | 361.6 | 292.0 | 23.8% |
| **Result of Non-life business** | **645.7** | **611.4** | **5.6%** |
| Loss ratio(1) | 70.1% | 69.4% | |
| Expense ratio(1) | 24.3% | 23.1% | |
| **Combined ratio(1)** | **94.4%** | **92.5%** | |

**Million Euros**

1) Ratios as a % of net premiums earned
2) Before taxes and minority interests

## Key points

- Premiums growth reflects:
  - the strong growth in Latin America
  - the inclusion of THE COMMERCE GROUP
  - the solid performance of the Homeowner and Health lines, together with a more moderate decline in Motor insurance in Spain
- The increase in the combined ratio reflects:
  - an increase in the loss experience at MAPFRE AMERICA and MAPFRE GLOBAL RISKS
  - a higher expense ratio in MAPFRE EMPRESAS, partly mitigated by the reduction at MAPFRE AMERICA
- Realisation gains of €57.6 million(2) versus €40.2 million in the first half of 2008

MAPFRE

# Development of Life assurance results

## Life Account

| | 6M 2009 | 6M 2008 | % 09/08 |
|---|---|---|---|
| Gross written and accepted premiums | 1,864.0 | 1,643.8 | 13.4% |
| Underwriting and financial result | 155.9 | 177.9 | -12.4% |
| Unrealised result from Unit-Linked products[1] | 8.8 | -22.7 | 138.8% |
| **Result of Life business** | **164.7** | **155.0** | **6.3%** |

**Million Euros**

1) This has a neutral impact on results, since it is compensated by a variation of equal amount and opposing sign in technical reserves

## Key points

- Premiums development reflects:
  - a significant increase in sales of Savings products through the agents' channel
  - the winning of a comparatively lower volume of Life – Savings products in the bancassurance channel
  - the good performance in the issuance of Life - Protection premiums and PPAs (Assured Pension Plans)
  - a lower volume of business in the large corporate clients segment
  - the growth of the international business
- The inclusion of UNION DUERO VIDA
- The result grows 34.6%, excluding non-recurrent gains of €32.6 million in the first quarter of 2008 arising from the reorganisation of the structure of the alliance with CAJA MADRID

# Development of results from Other Business Activities

MAPFRE

## Other Business Activities[1]

| | 6M 2009 | 6M 2008 | % 09/08 |
|---|---|---|---|
| Operating revenues | 260.0 | 287.0 | -9.4% |
| Operating expenses | -258.8 | -318.0 | -18.6% |
| Net financial income | 11.5 | 48.3 | -76.2% |
| Results from minority interests | -11.7 | 3.7 | --- |
| Other net revenues | 1.6 | -0.4 | --- |
| Results from Other Business Activities | 2.6 | 20.7 | --- |

**Million Euros**

## Key points

- Contraction of revenues in non-insurance subsidiaries and affiliates as a result of the economic crisis
- Increase in financial expenses due to the interest paid on syndicated loans drawn down in June 2008
- Gain of €53.8 million[2] from a partial buyback of subordinated debt in the first quarter of 2009
- Results from extraordinary items accounted for in the first quarter of 2008:
  - gains of €72.4 million[2] arising from the reorganisation of the structure of the alliance with CAJA MADRID
  - provision of €30 million for the depreciation of property stock at MAPFRE INMUEBLES

1) "Other Business Activities" include the non-insurance activities of the Group undertaken by the insurance subsidiaries, as well as by other subsidiaries. It also includes the activities of the holding company MAPFRE S.A.
2) Before taxes and minority interests

# Key operating figures

**Change in net results**
**€ million**

**Net results**
**€ Mn. % Var.**



INTERNATIONAL OP. UNIT
26.9
54.6
+97.1%
MAPFRE AMERICA
12.9
64.4
+25.0%
MAPFRE RE
6.5
61.1
+11.9%
-0.3
MAPFRE ASISTENCIA
7.1
-4.1%
-4.3
MAPFRE FAMILIAR(1)
250.3
-1.7%
-16.8
MAPFRE EMPRESAS(1)
51.3
-24.7%
-21.3
LIFE ASSURANCE OP. UNIT(2)
67.7
-23.9%


1) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the AGRICULTURAL AND LIVESTOCK UNIT's business is included in MAPFRE EMPRESAS
2) Figures as at 30.6.2008 include non-recurrent gains of €26.7 million

# Results

MAPFRE

| | 6M 2009 | 6M 2008 | % 09/08 |
|---|---|---|---|
| **Result before tax and minority interests** | **813.0** | **787.1** | **3.3%** |
| Taxes | -228.9 | -211.6 | 8.2% |
| **Result after tax** | **584.1** | **575.5** | **1.5%** |
| Result after tax from discontinued operations | -0.8 | 1.0 | --- |
| **Result for the year** | **583.3** | **576.5** | **1.2%** |
| Result attributable to minority shareholders | -52.7 | -47.1 | 11.9% |
| **Result attributable to the controlling Company** | **530.6** | **529.4** | **0.2%** |

**Million Euros**

## Key highlights

- Increase in the result before taxes
- Reduction in non-recurrent gains: €37.7 million versus €62.2 million in 6M 2008
- Increase in the result attributable to minority shareholders due to a higher contribution from bancassurance JVs and the international businesses

# Strenghtened financial position

MAPFRE

## Balance Sheet

| | 30.6.09 | 31.12.08 | 30.6.08 |
|---|---|---|---|
| Goodwill | 1,627.7 | 1,601.3 | 1,625.5 |
| Fixed assets | 453.9 | 373.7 | 383.6 |
| Cash & equivalents | 1,514.0 | 1,415.1 | 1,250.0 |
| Investments & real estate | 29,388.2 | 29,732.8 | 28,895.0 |
| Participation by reinsurance in technical reserves | 2,490.0 | 2,565.8 | 2,539.2 |
| Other assets | 7,116.4 | 6,000.7 | 6,518.0 |
| TOTAL ASSETS | 42,590.2 | 41,689.4 | 41,211.3 |
| Shareholders' Equity | 5,508.3 | 4,902.2 | 4,818.7 |
| Minority interests | 816.9 | 814.2 | 763.0 |
| Financial & subordinated debt | 2,652.0 | 3,044.5 | 3,417.0 |
| Technical reserves | 29,560.7 | 28,857.2 | 28,340.7 |
| - Life assurance reserves | 16,774.0 | 16,677.6 | 16,016.6 |
| - Other technical reserves | 12,786.7 | 12,179.6 | 12,324.1 |
| Reserves for risks and expenses | 391.7 | 316.5 | 308.5 |
| Other liabilities | 3,660.6 | 3,754.8 | 3,563.4 |
| TOTAL LIABILITIES | 42,590.2 | 41,689.4 | 41,211.3 |

Million Euros

## Key points

- Consolidation of the Life assurance and Pensions businesses of CAJA DUERO
- Progress of the debt reduction programme: €765 million since 30.6.08 and €392.5 million since 31.12.08
- Partial buyback of subordinated debt for a nominal amount of €98.6 million

# MAPFRE's equity has increased by €608.8 million during the first half of 2009

MAPFRE

## Statement of changes in equity

| | 6M09 | 6M08 |
|---|---|---|
| BALANCE AS AT PRIOR YEAR END | 5,716.4 | 5,614.4 |
| Additions and deductions accounted for directly in equity | | |
| Investments available for sale | -65.8 | -754.9 |
| Translation adjustments | 16.3 | -137.6 |
| Shadow accounting | 158.8 | 407.5 |
| TOTAL | 109.3 | -485.0 |
| Result for the period | 583.3 | 576.5 |
| Distribution of previous year's result | -241.0 | -203.1 |
| Interim dividend for the year | — | — |
| Other items | 157.2 | 78.9 |
| BALANCE AS AT PERIOD END | 6,325.2 | 5,581.7 |

**Million Euros**

## Key points

- Net equity shows an increase of €608.8 million since 31.12.2008, which reflects:
  - a smaller decrease in the market value of the investment portfolio due to price volatility
  - positive translation adjustments, due mainly to the appreciation of the US Dollar (partly reverted in the second quarter) and various Latin American currencies
  - the result generated during the half year
  - the payment of a gross final dividend of €0.08 per share, approved by the AGM on 7th March, almost totally compensated for by the successful scrip dividend plan, which contributed €167.2 million to equity(1)

1) Before duties, taxes and expenses.

MAPFRE

- Key highlights
- Consolidated financial information
- **Business development**
- Appendix
- Financial supplement
- Contacts

# MAPFRE FAMILIAR – key figures


Business activity indicators
Gross written and accepted premiums
2,518.1
-3.3%
2,435.4
6M 2008
6M 2009
Underwriting result
213.5
-2.0%
209.3
6M 2008
6M 2009
Net financial income
134.6
-1.1%
133.1
6M 2008
6M 2009
Net result
254.6
-1.7%
250.3
6M 2008
6M 2009


Profitability indicators
+0.2p.p.
89.5%
89.7%
+0.3p.p.
Combined Ratio
17.2%
17.5%
-0.1p.p.
72.3%
72.2%
6M 2008
6M 2009
Loss ratio
Expense ratio
39.7%
ROE
n.d.
6M 2008
6M 2009

**Million Euros**

**Note:** Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the AGRICULTURAL AND LIVESTOCK UNIT's business is included in MAPFRE EMPRESAS

# MAPFRE FAMILIAR - information by business line

## Premiums evolution



Motor
1,326.9
-9.8%
1,197.1
6M 2008
6M 2009
Property
437.4
+0.8%
441.1
6M 2008
6M 2009
Health, Accident & Burial
753.8
+5.8%
797.3
6M 2008
6M 2009


Million Euros

## Combined ratio



Motor
90.5%
+2.7p.p.
93.2%
14.3%
76.2%
15.6%
77.6%
6M 2008
6M 2009
Property
84.5%
-4.0p.p.
80.5%
24.3%
60.2%
25.5%
55.0%
6M 2008
6M 2009
Health, Accident & Burial
90.8%
-2.1p.p.
88.7%
19.9%
70.9%
15.5%
73.2%
6M 2008
6M 2009
Loss ratio
Expense ratio

# MAPFRE FAMILIAR: Key highlights

MAPFRE

| | |
|---|---|
| **Premiums evolution** | ▪ The slight decrease in premiums reflects:<br>– a 9.8% decline in Motor insurance, which was more moderate than in the previous quarter, thanks to sales and loyalty initiatives, to the launch of new products designed for specific segments of the customer base, and to a less pronounced fall in car sales. At the end of the period, MAPFRE insured 5,882,000 vehicles in Spain<br>– the good performance of Homeowner (+5.0%) and Condominiums (+3.9%) insurance<br>– the 5.8% rise in Health, Accident and Burial, thanks to the strength of Health insurance (+9.5%) |
| **Variation in combined ratio** | ▪ The development of the combined ratio reflects:<br>– a particularly favourable performance of the loss experience in the Property line, compensated for by an increase in the loss ratio in the Motor and Health insurance lines<br>– a slight increase in the expense ratio, although at a lower pace than in the first quarter, due to the loyalty campaigns mentioned above |
| **Net financial income** | ▪ Includes realisation gains of €55.6 million before tax (€26.9 million in 6M 2008) |

# MAPFRE EMPRESAS – key figures

MAPFRE

## Business activity indicators



Gross written and accepted premiums(1)
-5.9%
925.1
87.4
354.4
483.3
870.8
83.1
369.8
417.9
C & S
G. Risks
Industrial
6M 2008
6M 2009
Underwriting result
-42.0%
62.4
36.2
6M 2008
6M 2009
Net financial income
+14.9%
33.6
38.6
6M 2008
6M 2009
Net result
-24.7%
68.1
51.3
6M 2008
6M 2009


## Profitability indicators



Combined Ratio
+6.6p.p.
83.8%
90.4%
+6.7p.p.
-0.1p.p.
17.6%
66.2%
24.3%
66.1%
6M 2008
6M 2009
■ Loss ratio ■ Expense ratio
ROE
-5.0p.p.
25.1%
20.1%
6M 2008
6M 2009


**Million Euros**

**Note:** Figures include the AGRICULTURAL AND LIVESTOCK UNIT's portfolios which were not transferred to MAPFRE FAMILIAR

# MAPFRE EMPRESAS – information by business line

MAPFRE


Premiums growth
MAPFRE SEGUROS DE EMPRESAS
-13.5%
483.3
417.9
6M 2008
6M 2009
Company that will manage the Industrial Risks line
MAPFRE GLOBAL RISKS
+2.5%
441.8
452.9
6M 2008
6M 2009
Company that will manage the Global Risks and Credit & Surety lines


Combined ratio
MAPFRE SEGUROS DE EMPRESAS
+4.6p.p.
82.5%
19.2%
63.3%
87.1%
26.7%
60.4%
6M 2008
6M 2009
MAPFRE GLOBAL RISKS
+11.2p.p.
87.8%
12.6%
75.2%
99.0%
18.0%
81.0%
6M 2008
6M 2009
Loss ratio
Expense ratio

Million Euros

# MAPFRE EMPRESAS: Key highlights

MAPFRE

| | |
|---|---|
| Growth in premiums | ▪ Reflects a contraction in sales in the Industrial Risks line, due to the slowdown in the economic activity in Spain, and in the Credit line, as a result of the non-renewal of loss-making portfolios. These effects were partly compensated for by the good performance of the Global Risks business |
| Loss ratio | ▪ Remains stable thanks to the favourable performance of the Industrial and Global Risks lines, partly offset by the increase in the loss experience of the Credit line, which nevertheless shows an improvement in the second quarter |
| Expense ratio | ▪ The increase mainly reflects larger acquisition costs, as a result of the growth of business originated by brokers and expenses arising from adapting IT systems to the future structure of the Unit |
| Net financial income | ▪ Reflects the impact of:<br>– larger investment volumes<br>– realisation gains of €7.8 million before taxes (€3 million in 6M 2008) |

# Non-life business in Spain: Key operating figures

MAPFRE

| | Revenues | % Var. | Net result | % Var. | Expense ratio[1] 6M 2009 | Expense ratio[1] 6M 2008 | Combined ratio[1] 6M 2009 | Combined ratio[1] 6M 2008 |
|---|---|---|---|---|---|---|---|---|
| MAPFRE FAMILIAR[2] | **2,789.2** | -2.7% | **250.3** | -1.7% | **17.5%** | 17.2% | **89.7%** | 89.5% |
| MAPFRE EMPRESAS[2] | **968.7** | -3.5% | **51.3**[3] | -24.7% | **24.3%** | 17.6% | **90.4%** | 83.8% |
| NON LIFE BUSINESS IN SPAIN[2] | 3,757.9 | -2.9% | 301.6 | -6.6% | 18.6% | 17.3% | 89.8% | 88.6% |

**Million Euros**

**The excellent performance of the combined ratio underscores the rigorous technical approach to underwriting**

1) Ratios as a % of net premiums earned
2) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the AGRICULTURAL AND LIVESTOCK UNIT's business is included in MAPFRE EMPRESAS
3) MAPFRE EMPRESAS' 6M 2008 figures included a post-tax capital gain of €2.5 million arising from the sale of MAPFRE CAUCION Y CREDITO's branch in Portugal to MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)

# Life Assurance Operating Unit – key figures

## Business activity indicators


Gross written and accepted premiums
1,249.2
+6.0%
1,323.8
6M 2008
6M 2009
Underwriting and financial result
-8.9%
107.4
32.6
74.8
+30.7%
97.8
6M 2008
6M 2009
Gross result
-14.4%
143.4
32.6
110.8
+10.7%
122.7
6M 2008
6M 2009
Net result
-23.9%
89.0
26.7
62.3
+8,7%
67.7
6M 2008
6M 2009

Reorganisation of the alliance with CAJA MADRID

Million Euros

## Profitability indicators


Expense ratio
+0.05p.p.
1.00%
1.05%
6M 2008
6M 2009
ROE
-3.9 p.p.
19.1%
15.2%
6M 2008
6M 2009

# Life Assurance Operating Unit: Key highlights

MAPFRE

**Evolution of results**

- The evolution of premiums reflects:
  - a larger issuance of unit-linked insurance and PPAs (Assured Pension Plans) through the agents channel, that made up for a comparatively lower volume of sales through the bancassurance channel
  - the good performance of Life – Protection premiums, which have grown 7.3%
  - the lower volume of business in the large corporate clients segment (€50.4 million versus €73.7 million in 6M 2008)
  - the inclusion of UNION DUERO VIDA
- The development of the Unit's results reflects:
  - a more favourable loss experience in the Life – Protection segment
  - the non-recurrent gain of €32.6 million, accounted for in 3M 2008, arising from the reorganisation of the structure of the alliance with CAJA MADRID
  - the inclusion of UNION DUERO VIDA and DUERO PENSIONES

**Funds under management**

- The development of funds under management reflects:
  - the inclusion of UNION DUERO VIDA and DUERO PENSIONES
  - the good performance of new business volumes in unit-linked products in the agents channel
  - surrenders and maturities in Life assurance in the bancassurance channel and reimbursements of mutual funds in the agents channel, although at a lower pace than in previous quarters
  - the fall in the market value of financial assets

# Life Assurance Operating Unit: Breakdown of premiums(1)

MAPFRE

| | 6M 2009 | 6M 2008 | % 09/08 |
|---|---|---|---|
| Regular Premiums | 226.2 | 194.9 | 16.1% |
| - Agents and other channels | 163.4 | 168.9 | -3.2% |
| - Bank channel - CAJA MADRID | 16.3 | 11.3 | 44.2% |
| - Bank channel - Other(2) | 46.5 | 14.7 | 216.9% |
| Single Premiums | 885.7 | 856.8 | 3.4% |
| - Agents and other channels | 483.8 | 387.4 | 24.9% |
| - Bank channel - CAJA MADRID | 234.2 | 390.3 | -40.0% |
| - Bank channel - Other(2) | 167.7 | 79.1 | 112.0% |
| Life premiums - Savings | 1,111.9 | 1,051.7 | 5.7% |
| Life Premiums - Protection | 211.9 | 197.5 | 7.3% |
| - Agents and other channels | 104.8 | 105.4 | -0.6% |
| - Bank channel - CAJA MADRID | 69.1 | 66.4 | 4.2% |
| - Bank channel - Other(2) | 38.0 | 25.7 | 47.7% |
| TOTAL PREMIUMS | 1,323.8 | 1,249.2 | 6.0% |
| Agents and other channels | 751.9 | 661.7 | 13.6% |
| Bank channel | 571.9 | 587.5 | -2.7% |

**Million Euros**

## By type of premium



Life - Protection
16.0%
Life - Savings
84.0%


## By distribution channel



Other bank channels
19.0%
CAJA MADRID bank channel
24.2%
Agents channel and other
56.8%


1) Figures exclude the branch in Portugal, which is included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)
2) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES. In addition, figures for 6M 2009 also include UNION DUERO VIDA, consolidated from 1.7.2008

# Life Assurance Operating Unit:
# Breakdown of funds under management(1)

MAPFRE

| | 6M 2009 | 6M 2008 | % 09/08 |
|---|---|---|---|
| **Regular premiums insurance** | **4,231.0** | **4,180.7** | **1.2%** |
| - Agents channel and others | 3,554.8 | 3,677.0 | -3.3% |
| - Bank channel - CAJA MADRID | 288.6 | 326.7 | -11.7% |
| - Bank channel - Other(2) | 387.6 | 177.0 | 119.0% |
| **Single-premiums insurance** | **10,725.2** | **10,108.3** | **6.1%** |
| - Agents channel and others | 5,496.8 | 5,020.6 | 9.5% |
| - Bank channel - CAJA MADRID | 3,996.6 | 4,050.7 | -1.3% |
| - Bank channel - Other(2) | 1,231.8 | 1,037.0 | 18.8% |
| **Life assurance - Protection** | **286.9** | **261.6** | **9.7%** |
| - Agents channel and others | 48.7 | 45.8 | 6.3% |
| - Bank channel - CAJA MADRID | 227.4 | 205.6 | 10.6% |
| - Bank channel - Other(2) | 10.8 | 10.1 | 6.9% |
| **Mathematical reserves** | **15,243.1** | **14,550.5** | **4.8%** |
| **Other reserves** | **455.9** | **408.4** | **11.6%** |
| - Agents channel and others | 259.1 | 245.6 | 5.5% |
| - Bank channel - CAJA MADRID | 141.6 | 129.2 | 9.6% |
| - Bank channel - Other(2) | 55.2 | 33.6 | 64.3% |
| **TOTAL TECHNICAL RESERVES** | **15,699.0** | **14,958.9** | **4.9%** |
| **Mutual funds and managed portfolios** | **2,351.0** | **3,426.0** | **-31.4%** |
| **Pension funds** | **3,460.0** | **2,944.8** | **17.5%** |
| > MAPFRE INVERSIÓN | 1,495.0 | 1,521.1 | -1.7% |
| - Individual system | 1,310.0 | 1,356.6 | -3.4% |
| - Employers' system | 185.0 | 164.5 | 12.5% |
| > Other(2) | 1,965.0 | 1,423.7 | 38.0% |
| **TOTAL MANAGED SAVINGS** | **21,510.0** | **21,329.7** | **0.8%** |

**Million Euros**

## By type of business



Pension funds
16.1%
Regular premiums
19.7%
Mutual funds
10.9%
Other provisions
2.1%
Life assurance - Protection
1.3%
Single premiums
49.9%


## By distribution channel



Other bank channels
17.0%
Agents channel and other
61.4%
CAJA MADRID bank channel
21.6%


1) Figures exclude the branch in Portugal, which is included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)
2) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES. In addition, figures for 6M 2009 also include UNION DUERO VIDA and DUERO PENSIONES, consolidated from 1.7.2008

# Life Assurance Operating Unit: Change in funds under management[1]

MAPFRE

| | 6M 2009 | 6M 2008 |
|---|---|---|
| IFRS technical reserves [2] | **-226.7** | **-771.4** |
| > Variation excluding shadow accounting | -15.9 | -190.2 |
| - Agents channel and others | 141.2 | 99.0 |
| - Bank channel - CAJA MADRID | -189.3 | -217.4 |
| - Bank channel - Other[3] | 32.3 | -71.9 |
| Pension funds | **45.4** | **-210.4** |
| > Net sales | -12.7 | -12.4 |
| - Agents channel and others | -2.2 | -16.4 |
| - Bank channel - Other[3] | -10.5 | 4.0 |
| Mutual funds and managed portfolios | **-304.0** | **-612.0** |
| > Net sales | -81.2 | -227.2 |
| TOTAL CHANGE | -485.3 | -1,593.8 |

**Million Euros**

Figures exclude the items corresponding to the branch in Portugal, included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)

1) Accumulated variation versus the prior year end. Excludes the variation in shareholders' equity over the same period
2) Includes the effect of shadow accounting, a requirement of IFRS which adjusts technical reserves for variations in the market value of the matched assets
3) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES. In addition to these, figures for 6M 2009 also include UNION DUERO VIDA and DUERO PENSIONES, consolidated from 1.7.2008

# MAPFRE AMERICA – key figures

## Business activity indicators


Gross written and accepted premiums
1,686.6
+20.3%
2,028.3
1,363.7
322.9
1,575.0
453.3
Non-Life
Life
6M 2008
6M 2009
Underwriting and financial result
91.1
+17.5%
107.0
6M 2008
6M 2009
Gross result
84.6
+28.8%
109.0
6M 2008
6M 2009
Net result
51.5
+25.0%
64.4
6M 2008
6M 2009

Million Euros

## Profitability indicators


-0.1p.p.
102.7%
102.6%
-3.4p.p.
+3.3p.p.
Combined Ratio
36.0%
66.7%
32.6%
70.0%
6M 2008
6M 2009
Loss ratio
Expense ratio
+1.2p.p.
9.3%
10.5%
ROE
6M 2008
6M 2009

# MAPFRE AMERICA:
# Key highlights

MAPFRE

| | |
|---|---|
| **Growth in premiums** | ▪ The strong premiums growth reflects the excellent business performance in Brazil, Colombia and Venezuela, especially in the Motor, Health and Life Assurance lines |
| **Underwriting and financial result** | ▪ The development of the underwriting and financial result reflects:<br>– the increase in the loss experience in the Motor line in Venezuela, Brazil and Chile and in the Health line in Mexico and Venezuela, partially offset by the measures adopted in the Health line in Puerto Rico. Tariffs are being raised and loss-making contracts are not being renewed in those countries and segments with a sustained increase in the loss experience<br>– the reduction of the expense ratio compared to the previous year thanks to the cost-containment policy started in 2008<br>– gains accounted for in 6M 2008 arising from the sale of the corporate headquarters in Argentina (€13 million before taxes) |
| **Net result** | ▪ The effect of a higher tax rate in Brazil and of the share of minority interests has progressively diminished<br>▪ As a result, the net result reflects the growth in volumes and the profitability of the underlying business (excluding capital gains in Argentina in the previous year) |

# MAPFRE AMERICA:
# Premiums and results by country

MAPFRE

| COUNTRY | PREMIUMS 6M 2009 | PREMIUMS 6M 2008 | PREMIUMS % 09/08 | PREMIUMS Local Currency % 09/08 | RESULTS [1] 6M 2009 | RESULTS [1] 6M 2008 | RESULTS [1] % 09/08 | RESULTS [1] Local Currency % 09/08 |
|---|---|---|---|---|---|---|---|---|
| BRAZIL[2] | **747.0** | 671.1 | 11.3% | 24.4% | **56.4** | 51.4 | 9.7% | 22.5% |
| VENEZUELA | **371.3** | 192.8 | 92.6% | 66.6% | **18.9** | 11.2 | 68.8% | 46.3% |
| MEXICO | **215.1** | 228.9 | -6.0% | 7.3% | **9.6** | 7.2 | 33.3% | 52.3% |
| ARGENTINA | **194.1** | 161.8 | 20.0% | 21.4% | **5.1** | 18.0 | -71.7% | -71.2% |
| PUERTO RICO | **143.9** | 139.9 | 2.9% | -10.8% | **9.9** | 5.0 | 98.0% | 71.3% |
| OTHER COUNTRIES [3] | **356.9** | 292.1 | 22.2% | — | **16.7** | 5.4 | — | — |
| Holding and consolidation adjustments | — | — | — | — | **-7.6** | -13.6 | — | — |
| MAPFRE AMERICA | 2,028.3 | 1,686.6 | 20.3% | — | 109.0 | 84.6 | 28.8% | — |

**Million Euros**

## Key events

- The significant growth in business volumes in Venezuela has been driven by the Motor and Health lines, reinforced by the 15.6% appreciation of the Bolivar vs. the Euro
- Results from Venezuela in 6M 2008 included a tax on bank payments which resulted in a charge of approximately €6 million in the period. This tax was withdrawn in the second half of 2008

1) Before taxes and minority interests
2) Figures for Brazil for 6M 2009 include the following data for MAPFRE NOSSA CAIXA: premiums: €117.9 million (€83.5 million in 6M 2008); result before taxes and minority interests: €33.0 million (€28.8 million in 6M 2008)
3) Includes Chile, Colombia, Ecuador, El Salvador, Paraguay, Peru, the Dominican Republic and Uruguay

# International Operating Unit[1] – key figures

MAPFRE

## Business activity indicators



Gross written and accepted premiums
328.7
881.7
6M 2008
6M 2009
Underwriting and financial result
-4.1
6.5
6M 2008
6M 2009
Financial result
38.2
73.0
6M 2008
6M 2009
Net result
27.7
54.6
6M 2008
6M 2009


## Profitability indicators



Non-life Combined Ratio
96.6%
98.6%
22.7%
26.3%
73.9%
72.3%
6M 2008
6M 2009
Loss ratio
Expense ratio
ROE
4.8%
4.7%
6M 2008
6M 2009


**Million Euros**

1) Figures include THE COMMERCE GROUP (consolidated from 31.5.2008)

# International Operating Unit: key highlights

## New subsidiaries

- The variation in the results of the Unit mainly reflects the integration of THE COMMERCE GROUP

| | |
|---|---|
| THE COMMERCE GROUP (USA) | ▪ Highlights:<br>– a lower decline in premiums (in US Dollars) compared to previous quarters as a result of the recovery in sales<br>– the decrease in the loss experience in the second quarter, although the half-yearly results still reflect the impact of snow storms in January; excluding this, the combined ratio would have been 96.1%<br>– the increase in financial results in comparison with the first half of 2008 thanks to lower asset impairments charges, which have mitigated the reduction of interest rates, and a investment policy that is gradually being aligned with MAPFRE's criteria<br>– the appreciation of the US Dollar(1) compared to the same period of the previous year |
| MAPFRE GENEL SIGORTA (Turkey) | ▪ Highlights:<br>– premiums growth in the first half resulting from rate increases, despite the impact of the economic slowdown and the strong price competition<br>– the combined ratio was affected by a higher loss ratio in the Health line, and the investment in the advertising campaign implemented to introduce the MAPFRE GENEL SIGORTA brand, which were partially offset by a better performance of the Motor line<br>– the effect of translation differences in the Turkish Lira, which during the second quarter has almost reverted the variation of the previous quarter |

1) (USD/EUR of 0.74877952 for 6M 2009 vs. 0.647537 for 6M 2008)

# International Operating Unit: Premiums and results by country

MAPFRE

| COUNTRY | PREMIUMS | | | | RESULTS [1] | | | |
|---|---|---|---|---|---|---|---|---|
| | 6M 2009 | 6M 2008 | % 09/08 | Local currency % 09/08 | 6M 2009 | 6M 2008 | % 09/08 | Local currency % 09/08 |
| USA | **674.4** | 107.4 | — | — | **60.9** | 1.5 | — | — |
| - THE COMMERCE GROUP | **663.4** | 99.6 | — | — | **58.1** | 1.7 | — | — |
| - MAPFRE USA | **11.0** | 7.8 | 41.0% | 23.2% | **2.8** | -0.2 | 64.7% | 44.0% |
| TURKEY | **111.5** | 124.7 | -10.6% | 1.4% | **19.4** | 30.2 | -35.8% | -27.3% |
| PORTUGAL | **81.9** | 84.5 | -3.1% | -3.1% | **4.0** | 5.1 | -21.6% | -21.6% |
| PHILIPPINES | **13.9** | 12.1 | 14.9% | 17.5% | **1.6** | 1.3 | 23.1% | 25.6% |
| Holding and consolidation adjustments | — | — | — | — | **-5.8** | 0.9 | — | — |
| INTERNATIONAL OPERATING UNIT | 881.7 | 328.7 | 168.2% | — | 80.1 | 39.1 | 104.9% | — |

**Million Euros**

## Key events

- "Holding and consolidation adjustments" include:
  - the effect of the depreciation of the US Dollar during the second quarter on the obligations derived from the deferred acquisition of 20% of MAPFRE GENEL SIGORTA, which allowed to revert the variation of the first quarter
  - the amortisation of the intangible assets arising from the acquisition of THE COMMERCE GROUP and MAPFRE GENEL SIGORTA
  - negative valuation adjustments to equity-accounted shareholdings

1) Before taxes and minority interests. Figures for the INTERNATIONAL OPERATING UNIT for both years include the items corresponding to the branch in Portugal of MAPFRE VIDA

# MAPFRE RE – key figures

MAPFRE

## Business activity indicators



Gross written and accepted premiums
+18.4%
860.5
68.0
792.5
Life
Non-life
1,018.5
90.5
928.0
6M 2008
6M 2009
Underwriting result
+15.6%
45.4
52.5
6M 2008
6M 2009
Financial result
33.7
+2.1%
34.4
6M 2008
6M 2009
Net result
54.6
+11.9%
61.1
6M 2008
6M 2009


## Profitability indicators



Non-life Combined Ratio
-0.6p.p.
92.6%
92.0%
-0.5p.p.
28.6%
28.1%
-0.1p.p.
64.0%
63.9%
6M 2008
6M 2009
Loss ratio
Expense ratio
ROE
+1.3 p.p.
13.2%
14.5%
6M 2008
6M 2009


Million Euros

# MAPFRE RE:
# Key highlights

MAPFRE

| | |
|---|---|
| **Growth in premiums** | ▪ Growth in premiums volume continues reflecting the success of the latest renewal campaigns in the winning of new business and quota increases, as well as larger cessions from the Group's international subsidiaries |
| **Combined ratio** | ▪ The loss ratio reflects the good performance of the loss experience, while the impact of storms in Europe in the first quarter has been mitigated.<br>▪ The improvement in the expense ratio due to the containment of internal costs and, to a lower extent, the accounting of a larger volume of non-proportional business |
| **Financial result** | ▪ Reflects:<br>– losses from translation differences (€2.0 million before taxes in 6M 2009 vs. €0.8 million in 6M 2008)<br>– realised losses amounting to €5.8 million before taxes (vs. €2.7 million in 6M 2008) |

MAPFRE

- Key highlights
- Consolidated financial information
- Business development
- **Appendix**
- Financial supplement
- Contacts

# Key quarterly consolidated figures

MAPFRE

| | 2Q 2007 | 3Q 2007 | 4Q 2007 | 1Q 2008 | 2Q 2008 | 3Q 2008 | 4Q 2008 | 1Q 2009 | 2Q 2009 |
|---|---|---|---|---|---|---|---|---|---|
| Non-life gross written and accepted premiums | 2,249.5 | 2,057.4 | 2,233.7 | 3,137.1 | 2,556.5 | 2,661.3 | 2,535.9 | 3,656.5 | 2,792.5 |
| Life gross written and accepted premiums | 738.5 | 933.4 | 709.1 | 915.3 | 728.5 | 669.4 | 1,100.8 | 845.4 | 1,018.7 |
| Total gross written and accepted premiums | 2,988.0 | 2,990.8 | 2,942.8 | 4,052.4 | 3,285.0 | 3,330.7 | 3,636.7 | 4,501.9 | 3,811.2 |
| Net result | 165.9 | 169.6 | 225.9 | 286.3 | 243.1 | 186.2 | 235.6 | 287.0 | 243.6 |
| Earnings per share (Euro cents) | 7.21 | 7.37 | 9.82 | 10.59 | 8.99 | 6.88 | 8.65 | 10.38 | 8.52 |

**Million Euros**

**Note:** quarterly earnings per share prior to the second quarter of 2009 have been adjusted for the capital increases undertaken during the year

# Reconciliation of earnings per share[1]

| Earnings per share | 2Q 07 | 3Q 07 | 4Q 07 | 1Q 08 | 2Q 08 | 3Q 08 | 4Q 08 | 1Q 09 | 2Q 09 |
|---|---|---|---|---|---|---|---|---|---|
| As reported | | | | | | | | | |
| Quarterly EPS | 7.27 | 7.43 | 9.90 | 10.67 | 9.06 | 6.93 | 8.72 | 10.46 | 8.52 |
| Adjusted (Factor) | 0.9924 | 0.9924 | 0.9924 | 0.9924 | 0.9924 | 0.9924 | 0.9924 | 0.9924 | (*) |
| **Quarterly EPS - adjusted** | **7.21** | **7.37** | **9.82** | **10.59** | **8.99** | **6.88** | **8.65** | **10.38** | **8.52** |

**Euro cents**

| FACTOR APPLIED TO FIGURES UNTIL 1Q09 | |
|---|---|
| **Theoretical value of share ex-rights:** [(1.71 x 22) + (1.41 x 1)] / (22+1) | 1.70 |
| Adjustment factor: (1.70 / 1.71) | 0.9924 |
| **Where:** | |
| Share price on last day of subscription period (1st April) | 1.71 |
| Issue price | 1.41 |
| Number of shares prior to capital increase | 22 |
| Number of new shares | 1 |

| FACTOR APPLIED TO 2Q09 FIGURES | |
|---|---|
| **(*) Number of shares - adjusted weighted average** [ (a) + (b) ] | 2,807,938,196 |
| (a) 1 Jan - 14 Apr (104/181) x (No. shares before capital increase / adjustment factor) | 1,573,982,352 |
| (b) 15 Apr - 30 Jun (77/181) x (No. Shares after capital increase) | 1,233,955,844 |
| **Where:** | |
| No. shares before capital increase: | 2,744,832,287 |
| No. of newly issued shares (14 Apr): | 118,578,068 |
| No. shares after capital increase: | 2,863,410,355 |

1) In accordance with IAS 33, the earnings per share up to the date of the last capital increase are multiplied by an adjustment factor which considers the value of the right. Earnings per share after the last capital increase are calculated on the basis of the weighted average number of shares according to the time elapsed since said increase.

# Consolidated income statement

MAPFRE

| | 6M 2009 | 6M 2008 | % 09/08 |
|---|---|---|---|
| NON-LIFE INSURANCE AND REINSURANCE | | | |
| Gross written and accepted premiums | 6,449.1 | 5,693.6 | 13.3% |
| Premiums earned, net of ceded and retroceded reinsurance | 5,059.1 | 4,243.5 | 19.2% |
| Net claims incurred and variation in other technical provisions | -3,546.4 | -2,944.0 | 20.5% |
| Operating expenses, net of reinsurance | -1,208.8 | -954.2 | 26.7% |
| Other technical income and expenses | -19.8 | -25.9 | -23.6% |
| **Technical Result** | **284.1** | **319.4** | **-11.1%** |
| Net fin'l. income and other non-technical income and expenses | 361.6 | 292.0 | 23.8% |
| Result of Non-life business | 645.7 | 611.4 | 5.6% |
| LIFE ASSURANCE AND REINSURANCE | | | |
| Gross written and accepted premiums | 1,864.0 | 1,643.8 | 13.4% |
| Premiums earned, net of ceded and retroceded reinsurance | 1,722.3 | 1,552.6 | 10.9% |
| Net claims incurred and variation in other technical provisions | -1,703.3 | -1,585.4 | 7.4% |
| Operating expenses, net of reinsurance | -256.3 | -235.5 | 8.8% |
| Other technical income and expenses | -2.4 | -3.8 | -36.8% |
| **Technical Result** | **-239.7** | **-272.1** | **-11.9%** |
| Net financial income and other non-technical income and expenses | 395.6 | 450.0 | -12.1% |
| Unrealised gains and losses in Unit-Linked products | 8.8 | -22.7 | — |
| Result of Life business | 164.7 | 155.0 | 6.3% |
| OTHER BUSINESS ACTIVITIES | | | |
| Operating income | 260.0 | 287.0 | -9.4% |
| Operating expenses | -258.8 | -318.0 | -18.6% |
| Other income and expenses | 1.4 | 51.7 | — |
| Results from other business activities | 2.6 | 20.7 | -87.4% |
| **Result before tax and minority interests** | **813.0** | **787.1** | **3.3%** |
| Taxes | -228.9 | -211.6 | 8.2% |
| **Result after tax** | **584.1** | **575.5** | **1.5%** |
| Result after tax from discontinued operations | -0.8 | 1.0 | — |
| **Result for the year** | **583.3** | **576.5** | **1.2%** |
| Result attributable to minority shareholders | -52.7 | -47.1 | 11.9% |
| Result attributable to the controlling Company | 530.6 | 529.4 | 0.2% |

| | | | |
|---|---|---|---|
| Non-life loss ratio[1] | 70.1% | 69.4% | |
| Non-life expense ratio[1] | 24.3% | 23.1% | |
| Non-life combined ratio[1] | 94.4% | 92.5% | |

Million Euros

1) Ratios as a % of net premiums earned

# Profit breakdown by units and companies

MAPFRE

| | Net Result | Minority interests | Contribution to consolidated result 6M 2009 € Million | % | Contribution to consolidated result 6M 2008 € Million | % |
|---|---|---|---|---|---|---|
| **INSURANCE ACTIVITIES** | | | | | | |
| LIFE ASSURANCE OPERATING UNIT[1] | 67.7 | | **67.7** | 12.8% | 87.1 | 16.5% |
| MAPFRE FAMILIAR[2] | 250.3 | | **250.3** | 47.2% | 252.6 | 47.7% |
| MAPFRE EMPRESAS[2] | 51.3 | | **51.3** | 9.7% | 70.2 | 13.3% |
| **OTHER ACTIVITIES** | | | | | | |
| MAPFRE INMUEBLES | -7.0 | | **-7.0** | -1.3% | -20.1 | -3.8% |
| MAPFRE QUAVITAE | -0.4 | 0.2 | **-0.2** | 0.0% | -0.4 | -0.1% |
| BANCO DE S.F. CAJA MADRID - MAPFRE | | | **-11.9** | -2.2% | 3.1 | 0.6% |
| Other companies and consolidation adjustments | | | | | | — |
| **COMPANIES OPERATING MAINLY IN SPAIN** | | | **350.2** | 66.0% | 392.5 | 74.1% |
| MAPFRE AMERICA | 64.4 | -7.2 | **57.2** | 10.8% | 45.8 | 8.7% |
| MAPFRE RE | 61.1 | -5.2 | **55.9** | 10.5% | 50.0 | 9.4% |
| MAPFRE ASISTENCIA | 7.1 | | **7.1** | 1.3% | 7.4 | 1.4% |
| INTERNATIONAL OPERATING UNIT[3] | 54.6 | -6.8 | **47.8** | 9.0% | 24.3 | 4.6% |
| **COMPANIES OPERATING MAINLY ABROAD** | | | **168.0** | 31.7% | 127.5 | 24.1% |
| Other companies and consolidation adjustments | | | **12.4** | 2.3% | 9.4 | 1.8% |
| **MAPFRE S.A.** | | | **530.6** | 100.0% | 529.4 | 100.0% |

**Million Euros**

1) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES, UNION DUERO VIDA and DUERO PENSIONES
2) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the AGRICULTURAL AND LIVESTOCK UNIT's business is included in MAPFRE EMPRESAS
3) Includes THE COMMERCE GROUP (USA), MAPFRE USA, MAPFRE INSULAR (the Philippines), GENEL SIGORTA (Turkey) and the business in Portugal

MAPFRE

# Expense and loss ratios

| COMPANY | EXPENSE RATIO(1) 6M 2009 | EXPENSE RATIO(1) 6M 2008 | LOSS RATIO(2) 6M 2009 | LOSS RATIO(2) 6M 2008 | COMBINED RATIO(3) 6M 2009 | COMBINED RATIO(3) 6M 2008 |
|---|---|---|---|---|---|---|
| MAPFRE S.A. consolidated | 24.3% | 23.1% | 70.1% | 69.4% | 94.4% | 92.5% |
| Companies operating primarily in Spain | | | | | | |
| MAPFRE FAMILIAR(4) | **17.5%** | 17.2% | **72.2%** | 72.3% | **89.7%** | 89.5% |
| MAPFRE EMPRESAS(5) | **24.3%** | 17.6% | **66.1%** | 66.2% | **90.4%** | 83.8% |
| **TOTAL NON-LIFE SPAIN** | **18.6%** | 17.3% | **71.2%** | 71.3% | **89.8%** | 88.6% |
| LIFE ASSURANCE OP. UNIT(6) | **1.05%** | 1.00% | | | | |
| Companies operating primarily abroad | | | | | | |
| MAPFRE AMERICA | **32.6%** | 36.0% | **70.0%** | 66.7% | **102.6%** | 102.7% |
| INTERNATIONAL OP. UNIT | **26.3%** | 22.7% | **72.3%** | 73.9% | **98.6%** | 96.6% |
| **INT'L. DIRECT INSURANCE DIVISION** | **30.6%** | 33.5% | **70.7%** | 68.1% | **101.3%** | 101.6% |
| MAPFRE RE | **28.1%** | 28.6% | **63.9%** | 64.0% | **92.0%** | 92.6% |
| MAPFRE ASISTENCIA | **26.4%** | 24.8% | **65.8%** | 66.9% | **92.2%** | 91.7% |

1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-life business
2) (Net claims incurred + variation of other technical reserves) / Net premiums earned. Figures for the Non-life business
3) Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business
4) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the AGRICULTURAL AND LIVESTOCK UNIT's business is included in MAPFRE EMPRESAS
5) Given their importance, the net revenues from the risk classification activities of the Credit and Surety business are subtracted from the numerator of the expense ratio
6) Net operating expenses / average third party funds under management. Annualised figures for MAPFRE VIDA

# Breakdown of equity by units and companies

MAPFRE

| | Total equity | | | | | |
|---|---|---|---|---|---|---|
| | 6M 2009 | | 6M 2008 | | | |
| | Stake | | Stake | | % Var. | |
| | Controlling shareholder | Minorities | Controlling shareholder | Minorities | Controlling shareholder | Minorities |
| MAPFRE FAMILIAR | 1,306.0 | — | 1,211.9 | — | — | — |
| LIFE ASSURANCE OP. UNIT | 849.3 | — | 830.5 | — | 2.3% | — |
| MAPFRE EMPRESAS | 497.5 | — | 396.6 | — | 25.4% | — |
| MAPFRE AMERICA | 1,090.9 | 136.7 | 1,038.4 | 131.3 | 5.1% | 4.1% |
| MAPFRE RE | 730.6 | 67.9 | 671.1 | 62.3 | 8.9% | 9.0% |
| MAPFRE ASISTENCIA | 128.1 | — | 119.8 | — | 6.9% | — |
| INTERNATIONAL OP. UNIT | 1,725.4 | 246.4 | 1,353.2 | 193.3 | 27.5% | 27.5% |
| OTHER COMPANIES | 131.9 | 20.9 | 156.9 | 20.7 | -15.9% | 1.0% |

**Million Euros**

MAPFRE

- Key highlights
- Consolidated financial information
- Business development
- Appendix
- **Financial supplement**
- Contacts

# Operating companies and Units
# Key figures

MAPFRE

## MAPFRE FAMILIAR (1)

| | 6M 2009 | 6M 2008 | % 09/08 |
|---|---|---|---|
| Gross written and accepted premiums | **2,435.4** | 2,518.1 | -3.3% |
| Net premiums earned | **2,040.1** | 2,032.0 | 0.4% |
| Underwriting result | **209.3** | 213.5 | -2.0% |
| Net financial income | **133.1** | 134.6 | -1.1% |
| Other business activities | **-2.1** | 1.7 | — |
| Other non-technical results | **0.1** | 9.2 | -98.9% |
| Gross result(2) | **340.5** | 359.0 | -5.2% |
| Net result | **250.3** | 254.6 | -1.7% |
| Investments | **3,565.0** | 3,947.9 | -9.7% |
| Technical reserves | **4,118.2** | 4,384.4 | -6.1% |
| Equity | **1,306.0** | 1,211.9 | 7.8% |
| Non-life loss ratio(3) | **72.2%** | 72.3% | |
| Non-life expense ratio(3) | **17.5%** | 17.2% | |
| Non-life combined ratio(3) | **89.7%** | 89.5% | |
| ROE | **39.7%** | — | |

1) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio.
2) Before taxes and minority interests
3) Ratios as a % of net premiums earned

## MAPFRE FAMILIAR – by lines

**MAPFRE FAMILIAR - Motor**

| | 6M 2009 | 6M 2008 | % 09/08 |
|---|---|---|---|
| Gross written and accepted premiums | **1,197.1** | 1,326.9 | -9.8% |
| Net premiums earned | **1,200.1** | 1,255.2 | -4.4% |
| Underwriting result | **81.4** | 119.1 | -31.7% |
| Non-life loss ratio(1) | **77.6%** | 76.2% | |
| Non-life expense ratio(1) | **15.6%** | 14.3% | |
| Non-life combined ratio(1) | **93.2%** | 90.5% | |

**MAPFRE FAMILIAR - Property**

| | 6M 2009 | 6M 2008 | % 09/08 |
|---|---|---|---|
| Gross written and accepted premiums | **441.1** | 437.4 | 0.8% |
| Net premiums earned | **404.3** | 362.1 | 11.7% |
| Underwriting result | **78.7** | 56.2 | 40.0% |
| Non-life loss ratio(1) | **55.0%** | 60.2% | |
| Non-life expense ratio(1) | **25.5%** | 24.3% | |
| Non-life combined ratio(1) | **80.5%** | 84.5% | |

**MAPFRE FAMILIAR - Health, Accident and Burial**

| | 6M 2009 | 6M 2008 | % 09/08 |
|---|---|---|---|
| Gross written and accepted premiums | **797.3** | 753.8 | 5.8% |
| Net premiums earned | **435.8** | 414.6 | 5.1% |
| Underwriting result | **49.1** | 38.2 | 28.5% |
| Non-life loss ratio(1) | **73.2%** | 70.9% | |
| Non-life expense ratio(1) | **15.5%** | 19.9% | |
| Non-life combined ratio(1) | **88.7%** | 90.8% | |

1) Ratios as a % of net premiums earned

**Million Euros**

# Operating companies and Units
# Key figures

MAPFRE

## MAPFRE EMPRESAS(1)

| | 6M 2009 | 6M 2008 | % 09/08 |
|---|---|---|---|
| Gross written and accepted premiums | **870.8** | 925.1 | -5.9% |
| - Industrial business | **417.9** | 483.3 | -13.5% |
| - Global Risks | **369.8** | 354.4 | 4.3% |
| - Credit and Surety business | **83.1** | 87.4 | -4.9% |
| Net premiums earned | **376.1** | 385.2 | -2.4% |
| Underwriting result | **36.2** | 62.4 | -42.0% |
| Net financial income | **38.6** | 33.6 | 14.9% |
| Other business activities | **-2.7** | -2.1 | 28.6% |
| Other non-technical results | **1.9** | 4.7 | -59.6% |
| Gross result (2) | **74.1** | 98.5 | -24.8% |
| Net result | **51.3** | 68.1 | -24.7% |
| Investments | **1,559.5** | 1,467.0 | 6.3% |
| Technical reserves | **3,122.6** | 2,714.8 | 15.0% |
| Shareholders' equity | **497.5** | 396.6 | 25.4% |
| Non-life loss ratio(3) | **66.1%** | 66.2% | |
| Non-life expense ratio(3) | **24.3%** | 17.6% | |
| Non-life combined ratio(3) | **90.4%** | 83.8% | |
| ROE | **20.1%** | 25.1% | |

1) Figures for both years include the AGRICULTURAL AND LIVESTOCK UNIT's portfolios which were not transferred to MAPFRE FAMILIAR
2) Before taxes and minority interests
3) Ratios calculated as a % of net premiums earned.

## MAPFRE EMPRESAS – by lines

**MAPFRE SEGUROS DE EMPRESAS**

| | 6M 2009 | 6M 2008 | % 09/08 |
|---|---|---|---|
| Gross written and accepted premiums | **417.9** | 483.3 | -13.5% |
| Net premiums earned | **272.0** | 293.2 | -7.3% |
| Underwriting result | **35.2** | 51.2 | -31.3% |
| Non-life loss ratio(1) | **60.4%** | 63.3% | |
| Non-life expense ratio(1) | **26.7%** | 19.2% | |
| Non-life combined ratio(1) | **87.1%** | 82.5% | |

**GLOBAL RISKS**

| | 6M 2009 | 6M 2008 | % 09/08 |
|---|---|---|---|
| Gross written and accepted premiums | **452.9** | 441.8 | 2.5% |
| Net premiums earned | **104.1** | 91.9 | 13.2% |
| Underwriting result | **1.1** | 11.2 | -90.5% |
| Non-life loss ratio(1) | **81.0%** | 75.2% | |
| Non-life expense ratio(1) | **18.0%** | 12.6% | |
| Non-life combined ratio(1) | **99.0%** | 87.8% | |

1) Ratios calculated as a % of net premiums earned

**Million Euros**

# Operating companies and Units
# Key figures

MAPFRE

## LIFE ASSURANCE OP. UNIT

| | 3M 2009 | 3M 2008 | % 09/08 |
|---|---|---|---|
| **Technical Reserves excluding shadow accounting** | **15,482.6** | 15,083.1 | 2.6% |
| Shadow accounting adjustments | **216.3** | -124.2 | — |
| **Technical Reserves IFRS** | **15,699.0** | 14,958.9 | 4.9% |
| Mutual Funds and managed portfolios | **2,351.0** | 3,426.0 | -31.4% |
| Pension Funds | **3,460.0** | 2,944.8 | 17.5% |
| **Funds under management** | | | |
| IFRS | **21,510.0** | 21,329.7 | 0.8% |
| Excluding the effect of "shadow accounting" | **21,293.6** | 21,453.9 | -0.7% |
| Gross written and accepted premiums | **1,323.8** | 1,249.2 | 6.0% |
| Net premiums earned | **1,247.3** | 1,176.9 | 6.0% |
| Underwriting and financial result | **97.8** | 107.4 | -8.9% |
| Other business activities | **24.9** | 36.1 | -31.0% |
| Other non technical results | **0.0** | 0.0 | — |
| Gross result (1) | **122.7** | 143.4 | -14.4% |
| Net result | **67.7** | 89.0 | -23.9% |
| Investments | **16,568.0** | 15,982.0 | 3.7% |
| Shareholders' equity | **849.3** | 830.5 | 2.3% |
| Expense Ratio(2) | **1.05%** | 1.00% | |
| ROE | **15.2%** | 19.1% | |

1) Before taxes and minority interests
2) Net operating expenses / average third-party funds under management. Annualised figures

## MAPFRE AMERICA

| | 6M 2009 | 6M 2008 | % 09/08 |
|---|---|---|---|
| Gross written and accepted premiums | **2,028.3** | 1,686.6 | 20.3% |
| - Life | **453.3** | 322.9 | 40.4% |
| - Non-life | **1,575.0** | 1,363.7 | 15.5% |
| Net premiums earned | **1,546.9** | 1,257.4 | 23.0% |
| Underwriting and financial result | **107.0** | 91.1 | 17.5% |
| Other business activities | **0.0** | 0.0 | — |
| Other non-technical results | **2.0** | -6.5 | -130.8% |
| Gross result (1) | **109.0** | 84.6 | 28.8% |
| Net result | **64.4** | 51.5 | 25.0% |
| Investments | **2,863.7** | 2,482.1 | 15.4% |
| Technical reserves | **3,260.6** | 2,887.4 | 12.9% |
| Shareholders' equity | **1,227.6** | 1,169.7 | 4.9% |
| Non-life loss ratio(2) | **70.0%** | 66.7% | |
| Non-life expense ratio(2) | **32.6%** | 36.0% | |
| Non-life combined ratio(2) | **102.6%** | 102.7% | |
| ROE | **10.5%** | 9.3% | |

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

**Million Euros**

# Operating companies and Units
# Key figures

MAPFRE

## INTERNATIONAL OP. UNIT(1)

| | 6M 2009 | 6M 2008 | % 09/08 |
|---|---|---|---|
| Gross written and accepted premiums | **881.7** | 328.7 | 168.2% |
| Net premiums earned | **752.3** | 240.1 | 213.3% |
| Underwriting result | **6.5** | -4.1 | -257.3% |
| Net financial income | **73.0** | 38.2 | 91.2% |
| Other business activities | **-1.9** | 3.4 | -156.5% |
| Other non-technical results | **2.5** | 1.6 | 58.7% |
| Gross result(2) | **80.1** | 39.1 | 104.9% |
| Net result | **54.6** | 27.7 | 97.1% |
| Investments | **2,180.0** | 2,417.5 | -9.8% |
| Technical reserves | **1,888.3** | 1,824.0 | 3.5% |
| Shareholders' equity | **1,971.8** | 1,546.5 | 27.5% |
| Non-life loss ratio(3) | **72.3%** | 73.9% | |
| Non-life expense ratio(3) | **26.3%** | 22.7% | |
| Non-life combined ratio(3) | **98.6%** | 96.6% | |
| ROE | **4.7%** | 4.8% | |

1) Figures shown for the INTERNATIONAL OP. UNIT include in both years the items corresponding to the branch in Portugal of MAPFRE VIDA. Before taxes and minority interests
2) Before taxes and minority interests
3) Ratios as a % of net premiums earned

## MAPFRE GENEL SIGORTA

| | 6M 2009 | 6M 2008 | % 09/08 |
|---|---|---|---|
| Gross written and accepted premiums | **111.5** | 124.7 | -10.6% |
| - Life | **2.9** | 3.9 | -25.6% |
| Net premiums earned | **77.5** | 77.2 | 0.4% |
| Underwriting result | **-1.1** | 4.2 | -126.2% |
| Net financial income | **20.5** | 25.0 | -18.0% |
| Other business activities | **0.0** | 0.0 | — |
| Other non-technical results | **0.0** | 1.0 | -100.0% |
| Gross result(1) | **19.4** | 30.2 | -35.8% |
| Net result | **15.3** | 24.4 | -37.3% |
| Investments | **280.2** | 363.5 | -22.9% |
| Technical reserves | **259.1** | 256.3 | 1.1% |
| Shareholders' Equity | **217.2** | 230.5 | -5.8% |
| Non-life loss ratio(2) | **76.0%** | 81.6% | |
| Non-life expense ratio(2) | **23.7%** | 13.4% | |
| Non-life combined ratio(2) | **99.7%** | 95.0% | |
| ROE | **16.8%** | — | |

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

**Million Euros**

# Operating companies and Units
# Key figures

MAPFRE

## THE COMMERCE GROUP(1)

| | 6M 2009 | 6M 2008 | % 09/08 |
|---|---|---|---|
| Gross written and accepted premiums | **663.4** | 639.1 | 3.8% |
| Net premiums earned | **607.6** | 566.3 | 7.3% |
| Underwriting result | **12.2** | 20.3 | -39.9% |
| Net financial income | **43.7** | 18.3 | 138.8% |
| Other business activities | **0.0** | 0.0 | — |
| Other non-technical results | **2.2** | -5.5 | -140.0% |
| Gross result(2) | **58.1** | 33.1 | 75.5% |
| Net result | **39.6** | 21.8 | 81.7% |
| Investments | **1,450.8** | 1,554.7 | -6.7% |
| Technical reserves | **1,234.1** | 1,215.5 | 1.5% |
| Shareholders' Equity | **860.6** | 808.0 | 6.5% |
| Non-life loss ratio(3) | **72.2%** | 67.6% | |
| Non-life expense ratio(3) | **25.8%** | 28.8% | |
| Non-life combined ratio(3) | **98.0%** | 96.4% | |

1) Company consolidated from 31.5.2008 onwards.
2) Before taxes and minority interests
3) Ratios as a % of net premiums earned

## MAPFRE RE

| | 6M 2009 | 6M 2008 | % 09/08 |
|---|---|---|---|
| Gross written and accepted premiums | **1,018.5** | 860.5 | 18.4% |
| - of which Life premiums | **90.5** | 68.0 | 33.1% |
| Net premiums earned | **662.5** | 572.3 | 15.8% |
| Underwriting result | **52.5** | 45.4 | 15.6% |
| Net financial income | **34.4** | 33.7 | 2.1% |
| Other business activities | **0.0** | 0.0 | — |
| Other non-technical results | **-1.8** | -1.8 | 0.0% |
| Gross result (1) | **85.1** | 77.3 | 10.1% |
| Net result | **61.1** | 54.6 | 11.9% |
| Investments | **2,096.9** | 1,976.0 | 6.1% |
| Technical reserves | **2,173.9** | 1,855.0 | 17.2% |
| Shareholders' equity | **798.5** | 733.4 | 8.9% |
| Non-life loss ratio(2) | **63.9%** | 64.0% | |
| Non-life expense ratio(2) | **28.1%** | 28.6% | |
| Non-life combined ratio(2) | **92.0%** | 92.6% | |
| ROE | **14.5%** | 13.2% | |

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

**Million Euros**

# Operating companies and Units
# Key figures

MAPFRE

## BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE (Affiliate company)

| | 6M 2009 | 6M 2008 | % 09/08 |
|---|---|---|---|
| Net interest income | **77.9** | 64.5 | 20.8% |
| Operating revenues | **80.2** | 65.0 | 23.4% |
| Operating profits | **51.1** | 36.5 | 40.0% |
| Provisions | **-78.4** | -25.2 | --- |
| Gross result(1) | **-30.6** | 12.0 | --- |
| Net result | **-24.3** | 6.4 | --- |
| Lending portfolio (net) | **6,264.0** | 6,608.2 | -5.2% |
| Shareholders' equity | **428.7** | 460.5 | -6.9% |
| Cost/income ratio(2) | **34.1%** | 42.2% | |
| NPL ratio | **7.7%** | 2.8% | |
| Coverage ratio | **42.3%** | 75.2% | |
| BIS ratio | **9.1%** | 8.6% | |

1) Before taxes and minority interests
2) Operating expenses/Operating revenues

## MAPFRE INMUEBLES

| | 6M 2009 | 6M 2008 | % 09/08 |
|---|---|---|---|
| Operating revenues | **10.7** | 37.1 | -71.2% |
| EBIT | **-2.5** | -17.4 | -85.6% |
| Net financial income | **-10.5** | -11.7 | -10.3% |
| Gross result(1) | **-10.0** | -29.1 | -65.6% |
| Net result | **-7.0** | -20.1 | -65.2% |
| Stock | **666.5** | 672.8 | -0.9% |
| Debt | **576.9** | 491.1 | 17.5% |
| Shareholders' equity | **104.5** | 124.0 | -15.7% |
| Real estate units under construction(2) | **334** | 334 | — |
| Land (buildable floor space, thousand $m^2$) | **527.0** | 536.1 | -1.7% |
| Floor space - under construction (thousand $m^2$) | **37.0** | 51.7 | -28.4% |
| ROE | **—** | — | |

1) Before taxes and minority interests
2) Includes completed units

Million Euros

# Operating companies and Units
# Key figures

## MAPFRE ASISTENCIA

| | 6M 2009 | 6M 2008 | % 09/08 |
|---|---|---|---|
| Operating income | **255.8** | 231.7 | 10.4% |
| - Gross written and accepted premiums | **189.4** | 170.8 | 10.9% |
| - Other income | **66.4** | 60.9 | 9.0% |
| Net premiums earned | **153.8** | 133.9 | 14.9% |
| Underwriting result | **12.0** | 11.0 | 9.1% |
| Net financial income | **1.1** | -0.4 | — |
| Other business activities | **-2.2** | -1.6 | 37.5% |
| Other non-technical results | **0.0** | 0.0 | — |
| Gross result [1] | **10.9** | 9.1 | 19.8% |
| Net result | **7.1** | 7.4 | -4.1% |
| Investments | **36.0** | 46.8 | -23.1% |
| Technical reserves | **200.1** | 211.5 | -5.4% |
| Shareholders' equity | **128.1** | 119.8 | 6.9% |
| Non-life loss ratio[2] | **65.8%** | 66.9% | |
| Non-life expense ratio[2] | **26.4%** | 24.8% | |
| Non-life combined ratio[2] | **92.2%** | 91.7% | |
| ROE | **8.5%** | 9.8% | |

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

## MAPFRE QUAVITAE [1]

| | 6M 2009 | 6M 2008 | % 09/08 |
|---|---|---|---|
| Operating revenues | **67.6** | 61.7 | 9.6% |
| EBIT | **1.2** | 0.5 | 140.0% |
| Total financial income | **-1.1** | -1.3 | 15.4% |
| Gross result[2] | **0.1** | -0.8 | — |
| Net result | **-0.4** | -0.7 | 42.9% |
| Financial debt | **37.3** | 52.9 | -29.5% |
| Shareholders' equity | **48.4** | 47.9 | 1.0% |
| Residential centres | **20** | 19 | 5.3% |
| Residential places | **3,273** | 3,153 | 3.8% |
| Day-centres | **32** | 27 | 18.5% |
| Day-centres places | **1,389** | 1,174 | 18.3% |
| Teleassistance users | **22,656** | 20,190 | 12.2% |
| Home assistance users | **15,648** | 13,041 | 20.0% |

1) MAPFRE QUAVITAE is managed by the ASSISTANCE OPERATING UNIT, although MAPFRE S.A. controls the majority of its share capital
2) Before taxes and minority interests

**Million Euros**

MAPFRE

- Key highlights
- Consolidated financial information
- Business development
- Appendix
- Financial supplement
- **Contacts**

# Investor Relations Department

| | | |
|---|---|---|
| Luigi Lubelli | Finance Director | +34-91-581-6071 |
| Jesús Amadori Carrillo | Head of Investor Relations | +34-91-581-2086 |
| Alberto Fernández-Sanguino | Investor Relations | +34-91-581-2255 |
| Antonio Triguero Sánchez | Investor Relations | +34-91-581-5211 |
| Marisa Godino Alvarez | Assistant | +34-91-581-2985 |

MAPFRE S.A.
Investor Relations Department
Carretera de Pozuelo, nº 52
28220 Majadahonda
relacionesconinversores@mapfre.com

# Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the development of the insurance market and the general economic situation of those countries where the Group operates; circumstances which may affect the competitiveness of insurance products and services; changes in the basis of calculation of mortality and morbidity tables which may affect the insurance activities of the Life and Health segments; frequency and severity of claims covered; effectiveness of the Groups reinsurance policies and fluctuations in the cost and availability of covers offered by third party reinsurers; changes in the legal environment; adverse legal actions; changes in monetary policy; variations in interest rates and exchange rates; fluctuations in liquidity and the value and profitability of assets which make up the investment portfolio; restrictions in the access to third party financing.

MAPFRE S.A. does not undertake to update or revise periodically the content of this document.